Exhibit 99.1

tex

TEXTAINER GROUP HOLDINGS LIMITED & SUBSIDIARIES

2007 ANNUAL REPORT

tex

TEXTAINER GROUP HOLDINGS LIMITED & SUBSIDIARIES | 2007 ANNUAL REPORT
tex

FINANCIAL HIGHLIGHTS

(All figures in millions of U.S. dollars except for per share data and percentage calculations)

Consolidated Operating Results		2007		2006		2005
Total revenue[a]	$	255.8	$	226.5	$	234.4
Operating income	$	125.5	$	108.4	$	114.6
Income before income tax and minority interest	$	91.4	$	80.1	$	90.0
Net income	$	67.7	$	56.3	$	63.0
Basic net income per share	$	1.66	$	1.47	$	1.65
Diluted net income per share	$	1.66	$	1.46	$	1.63
Dividend per share	$	1.14	$	0.71	$	0.70
Return on average shareholders' equity[b]		23.8%		29.3%		33.7%
Return on average assets[b]		6.5%		6.3%		7.2%
Leverage ratio[c]		134%		175%		197%
Consolidated Financial Position						
Total assets	$	1,128.3	$	947.3	$	870.8
Long-term debt (including current portion)	$	581.4	$	541.2	$	546.2
Total shareholders' equity	$	404.1	$	241.3	$	211.6
Total shareholders' equity per outstanding share	$	9.90	$	6.32	$	5.55

Leasing Revenue and Net Operating Income

$ millions
400
350
300
250
200
150
100
50
0
03
04
05
06
07
Leasing revenue[d]
Net operating income[d]

Net Income

$ millions
70
60
50
40
30
20
10
0
03
04
05
06
07

Total Assets and Shareholders' Equity

$ billions
1.2
1.0
0.8
0.6
0.4
0.2
0.0
03
04
05
06
07
Total assets
Shareholders' equity

Breakdown of Container Fleet

TEU in thousands
2500
2000
1500
1000
500
0
03
04
05
06
07
Owned by third parties
Owned by Textainer

Notes: [a] Does not include leasing revenue for containers managed but not owned by Textainer.
[b] Average based on monthly balances.
[c] Debt includes container contracts payable and equity includes minority interest.
[d] Leasing revenue and net operating income includes all managed containers, including containers not owned by Textainer.

TO OUR SHAREHOLDERS:

Textainer Group Holdings Limited ("Textainer") achieved several significant milestones in 2007:

In September, we began managing the 500,000 twenty-foot equivalent units ("TEU") container fleet of Capital Lease, a competitor. We purchased the management rights to this fleet of high quality and relatively young containers for $56 million in July, and fully integrated it into Textainer's existing 1.5 million TEU fleet in less than two months. This transaction demonstrated two points important to our plans for future growth:

1. The excellent economies of scale achievable in the container leasing business. We did not incur any increase in headcount while growing the size of our fleet by one third. We were the first container lessor to operate a fleet of 1.5 million TEU and, as a result of this transaction, we became the first container lessor with an owned and managed fleet of over 2 million TEU. The Capital Lease transaction was accretive to earnings immediately. While Textainer was already the largest container lessor before this transaction, we now have a 20% market share of the container leasing industry, which nevertheless leaves ample scope for further acquisitions and creating additional economies of scale.
2. The flexibility of our IT systems and the skill and experience of our staff to be able to quickly and seamlessly integrate a large container fleet with virtually no disruption in customer service. Most container lessors, including Capital Lease and Textainer, utilize proprietary IT systems. We have become experts at transferring data from one system to another as a result of our experience acquiring other fleets.

We have completed four acquisitions of containers and/or management rights totaling 1.1 million TEU in the last ten years.

In October, we completed an initial public offering ("IPO") and listed our common shares on the New York Stock Exchange. We used a portion of the net proceeds of approximately $138 million to pay for the Capital Lease transaction and the Textainer Marine Containers Limited ("TMCL") transaction described below.

A stated goal of our IPO was to strengthen our ability to finance more acquisitions. A key goal for 2008 and beyond is to continue to consolidate the container leasing industry through acquisitions of competitors' container fleets.

TMCL is our primary asset owning subsidiary and is a joint venture with Fortis Bank. In November, we completed the TMCL transaction, which entailed the purchase of 50% of Fortis Bank's equity in TMCL for $71 million. This transaction allowed us to increase the owned portion of our total container fleet to 40%, and was immediately accretive to earnings.

In addition to these milestones, in 2007, we also:

- Originated 161,000 TEU of Long Term Leases, a new record.
- Sold 86,000 older containers through our Container Resale segment, a new record, and also achieved record income before taxes in this profit center.
- Achieved 93.9% average fleet utilization, the fourth consecutive year of over 90% fleet utilization.
- Added 137,600 TEU of new containers valued at $242 million to our owned and managed fleet.
- Successfully completed the fourth year of our contract as the exclusive supplier of leased containers to the U.S. military. We have now earned four additional award years by achieving "Excellent" performance evaluations each year, enabling the contract to remain in effect through at least 2012.

Profitability and Return on Equity

Net income increased 20% from $56.3 million in 2006 to $67.7 million in 2007. Our return on average equity for 2007 was 24%. Excluding unrealized losses on interest rate swaps[1], our net income would have increased 29% from $56.7 million in 2006 to $73.3 million in 2007.

Lease rental income increased 3.4%, primarily due to a 3.7% increase in the size of the owned fleet. Management fee revenue increased 49% due to the additions of the Gateway and Capital Lease fleets. Trading container sales proceeds increased 80.4% due to increased volume of containers sourced and sold.

TEXTAINER GROUP HOLDINGS LIMITED 2007 ANNUAL REPORT | 1

TO OUR SHAREHOLDERS (*continued*):

Textainer generated a substantial amount of cash in 2007 due to strong pre-tax returns, and our ability to raise capital in equity markets and source cost-effective debt to finance the growth of our leasing fleet, fund acquisitions and purchase containers for resale. Our ability to take advantage of these opportunities enabled us to grow our EBITDA significantly in 2007 and therefore build further shareholder value.

Dividends

Textainer has been profitable in each of the last twenty-one years and has paid dividends for eighteen consecutive years. Our initial dividend as a public company paid in respect of the third quarter of 2007 was $0.20 per share, which increased to $0.21 per share in respect of the fourth quarter of 2007. It is our goal to pay about 50% of net income in dividends, which we believe properly rewards our shareholders and still enables us to achieve our capital expenditure ("capex") and acquisition goals.

Outlook for 2008

We believe that the following anticipated changes in the global economy and in our industry will present challenges, as well as, opportunities for us to grow in 2008:

CARGO VOLUME GROWTH

According to the Journal of Commerce, the World Bank's revised 2008 forecast for China is 9.6% GDP growth, down from an earlier forecast of 10.8%, and 11.4% for 2007. "The slowdown in the global economy should affect China's exports and investment in the trade sector", said David Dollar, the World Bank's director for China. Lower China export growth in 2008 would reflect lower demand for imports in both North America and the European Union, and would also impact intra-Asia trade.

CONTAINER VESSEL CAPACITY INCREASES

According to AXS-Alphaliner, there will be a 15% growth in total world vessel fleet capacity in 2008. This 1.5 million TEU capacity growth should require about double the number of containers to support these new vessels.

CONTAINER SHIPPING LINE PROFITABILITY

The combination of potentially lower cargo volume growth and a 15% growth in world container vessel fleet capacity could result in lower freight rates and lower profits for many container shipping lines.

THE "CREDIT CRUNCH"

Everybody's cost of borrowing will increase in 2008. Some shipping lines may even find that their ability to borrow, regardless of cost, has been reduced.

THE OPPORTUNITY

We believe there is a case to be made that:

- Container shipping lines will decide to lease a larger portion of their total container requirements in 2008 than in the previous three years.
- Textainer may win a significant share of leased container requirements due to our access to competitively priced capital, and our container buying power.
- Some container lessors will have limited access to credit, and that may present acquisition opportunities for Textainer.

This outlook translates into a new dry freight container capex budget of about $267 million in 2008, compared to $242 million in 2007.

2 | TEXTAINER GROUP HOLDINGS LIMITED 2007 ANNUAL REPORT

TO OUR SHAREHOLDERS (*continued*):

As we announced on 3 January 2008, Textainer re-entered the refrigerated container market (which we had exited in the 1990's) because we perceive conditions in that market now to be favorable. We expect to purchase about $30 million of new refrigerated containers, which could bring our total 2008 capex to about $300 million, excluding any acquisitions we may make.

More than 39,000 TEU of dry freight and refrigerated containers valued at about $87 million have already been ordered to add to our owned and managed fleet, the majority of which will be owned. One of our goals is to increase the portion of the total container fleet that we own because we believe the return earned on investments in containers remains very attractive. We expect to make good progress toward achieving this goal in 2008.

A significant part of the profit of the Container Resale segment is the gross margin earned on trading containers and most of the remaining profit results from commissions on the sales of managed containers. In 2007, more than 18,000 trading containers were sold. In January 2008, trading sales exceeded 5,000 containers and we expect to take delivery of at least another 10,000 containers from contracts finalized in 2007. We believe there is a good probability that we will be able to significantly increase the number of trading containers sourced and sold in 2008 compared to prior years.

We want to thank both those shareholders who have supported us over our 28-year history, as well as those who invested in Textainer through our IPO. We sincerely appreciate your confidence in Textainer and we look forward to an interesting and productive 2008.

Neil I. Jowell
CHAIRMAN

John A. Maccarone
PRESIDENT AND CEO

TEXTAINER
TGH
LISTED

TEXTAINER GROUP HOLDINGS LIMITED 2007 ANNUAL REPORT | 3

[(1)] Net income excluding unrealized losses on interest rate swaps, net (defined as net income, before unrealized losses on interest rate swaps, net and the related impact on income tax expense and minority interest expense) is not a financial measure calculated in accordance with U.S. generally accepted accounting principles ("GAAP") and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Net income excluding unrealized losses on interest rate swaps, net are presented solely as supplemental disclosures. Management believes that net income excluding unrealized losses on interest rate swaps, net is useful in evaluating our operating performance because unrealized losses on interest rate swaps, net is a non-cash, non-operating item. Net income excluding unrealized losses on interest rate swaps, net has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

- It does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
- It does not reflect changes in, or cash requirements for, our working capital needs;
- It is not adjusted for other non-cash income or expense items that are reflected in our statements of cash flows; and
- Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

Amounts in millions

Reconciliation of net income excluding unrealized losses on interest rate swaps, net:	Years Ended December 31, **2007**	**2006**
Net income	$ 67.7	$ 56.3
Adjustments		
Unrealized losses on interest rate swaps, net	8.2	0.6
Income tax expense	-	-
Minority interest expense	(2.6)	(0.2)
Net income excluding unrealized losses on interest rate swaps, net	$ 73.3	$ 56.7

This Annual Report contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding possible achievable economies of scale, our goals for 2008, the effectiveness of the contract with the U.S. military through at least 2012, our goal to pay about 50% of net income in dividends, our outlook for 2008 (including forecasted China export growth, forecasted growth in total world vessel fleet capacity in 2008, possible lower freight rates and lower profits for many container shipping lines and expected increases in cost of borrowing), our expectation that container shipping lines will decide to lease a larger portion of container requirements in 2008, our expectation that Textainer may win a significant share of leased container requirements, possible acquisition opportunities for Textainer, new dry freight container capex budget, our perception that conditions in the refrigerated container market are now favorable, our expectation to purchase about $30 million of new refrigerated containers, our expectation that Textainer is on track to purchase more than the 39,600 TEU of new containers and our expectation regarding the return earned on investments in containers. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include that gains and losses associated with the disposition of equipment may fluctuate; Textainer's ability to finance continued purchase of containers; the demand for leased containers depends on many political and economic factors beyond Textainer's control; lease and freight rates may decline; the demand for leased containers is partially tied to international trade; Textainer faces extensive competition in the container leasing industry; and the international nature of the container shipping industry exposes Textainer to numerous risks. For a discussion of such risks and uncertainties, see "Risk Factors" in Textainer's final prospectus relating to Textainer's initial public offering dated October 9, 2007 and filed with the Securities and Exchange Commission on October 11, 2007, Form 6-K for the quarter ended September 30, 2007 and filed with the Securities and Exchange Commission on November 19, 2007 and Form 6-K for the quarter ended December 31, 2007 and filed with the Securities and Exchange Commission on February 21, 2008.

Textainer's views, estimates, plans and outlook as described within this Annual Report may change subsequent to the release of this Annual Report. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

This Annual Report contains market data and industry forecasts that were obtained from industry publications, third-party market research and publicly available information. These publications generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed.

4 | TEXTAINER GROUP HOLDINGS LIMITED 2007 ANNUAL REPORT

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number 001-33725

Textainer Group Holdings Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Bermuda

(Jurisdiction of incorporation or organization)

Century House

16 Par-La-Ville Road

Hamilton HM HX

Bermuda

(Address of principal executive offices)

Ernest J. Furtado

Textainer Group Holdings Limited

c/o Textainer Equipment Management (U.S.) Limited

650 California Street, 16th Floor

San Francisco, CA 94108

(415) 434-0551

EJF@textainer.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, $0.01 par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

47,604,640 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes    ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐            Accelerated filer  ☐            Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

In this document, unless indicated otherwise, references to: (1) “Textainer,” “TGH,” “the company,” “we,” “us” and “our” refer to Textainer Group Holdings Limited, the issuer of the common shares and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.68 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and “our total fleet” mean our owned fleet plus our managed fleet plus any containers we lease from other lessors; (7) “container investors” means the owners of the containers in our managed fleet; and (8) “Trencor” refers to Trencor Ltd., a public South African container and logistics company, listed on the JSE Limited in Johannesburg, South Africa, which, together with certain of its subsidiaries, are the discretionary beneficiaries of a trust that indirectly owns a majority of our common shares (such interest, “beneficiary interest”). See Item 4. “Information on the Company” for an explanation of the relationship between us and Trencor.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Annual Report on Form 20-F, including the sections entitled Item 3, “Key Information—Risk Factors,” and Item 5, “Operating and Financial Review and Prospects,” contains forward-looking statements. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled Item 3, “Key Information—Risk Factors” and elsewhere in this Annual Report on Form 20-F.

We believe that it is important to communicate our future expectations to potential investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed in Item 3, “Key Information—Risk Factors,” as well as any cautionary language in this Annual Report on Form 20-F, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you decide to buy, hold or sell our common shares, you should be aware that the occurrence of the events described in Item 3, “Key Information—Risk Factors” and elsewhere in this Annual Report on Form 20-F could negatively impact our business, cash flows, results of operations, financial condition and share price. Potential investors should not place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under Item 3, “Key Information—Risk Factors” or elsewhere in this Annual Report on Form 20-F, which could also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Annual Report on Form 20-F as a result of new information, future events or developments, except as required by federal securities laws. You should read this Annual Report on Form 20-F and the documents that we reference and have filed as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect. The forward-looking statements contained in this Annual Report on Form 20-F are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995.

Industry data and other statistical information used in this Annual Report on Form 20-F are based on independent publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, derived from our review of internal surveys and the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in Item 18, “Financial Statements.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected financial data presented below under the heading “Statement of Income Data” for the years ended December 31, 2007, 2006 and 2005 and under the heading “Balance Sheet Data” as of December 31, 2007 and 2006 has been derived from our audited consolidated financial statements included in Item 18. “Financial Statements” in this Annual Report on Form 20-F. The selected financial data presented below under the heading “Statement of Income Data” for the year ended December 31, 2004 and under the heading “Balance Sheet Data” as of December 31, 2005 are audited and has been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F. The selected financial data presented below under the heading “Statement of Income Data” for the year ended December 31, 2003 and under the heading “Balance Sheet Data” as of December 31, 2004 and 2003 are unaudited and has been derived from our unaudited consolidated financial statements not included in this Annual Report on Form 20-F. In the opinion of management, all unaudited selected financial data presented below under the headings “Statement of Income Data” and “Balance Sheet Data” reflect all normal and recurring adjustments necessary to present fairly our results for and as of the periods presented. The data presented below under the heading “Other Financial and Operating Data” are not audited. Certain reclassifications of prior year amounts have been made in order to conform with the 2007 financial statement presentation. Historical results are not necessarily indicative of the results of operations to be expected in future periods. You should read the selected consolidated financial data and operating data presented below in conjunction with Item 5, “Operating and Financial Review and Prospects” and with Item 18, “Financial Statements” in this Annual Report on Form 20-F.

	Fiscal Year Ended December 31,
	2007	2006	2005	2004	2003 (Unaudited)
	(Dollars in thousands, except per share data)
Statement of Income Data:
Revenues:
Lease rental income	$192,342	$186,093	$188,904	$147,152	$122,304
Management fees	24,125	16,194	15,472	17,942	16,815
Trading container sales proceeds	25,497	14,137	16,046	8,429	9,348
Gains on sale of containers, net	13,544	9,558	10,456	4,275	31
Incentive management fees and general partner distributions	—	—	2,874	1,579	1,393
Other, net	284	480	648	940	355

Total revenues	255,792	226,462	234,400	180,317	150,246

Operating expenses:
Direct container expense	32,895	29,757	24,314	16,431	15,724
Cost of trading containers sold	20,753	11,480	12,944	6,235	7,246
Depreciation expense	48,757	54,330	60,792	48,321	42,678
Amortization expense	3,677	1,023	—	—	—
General and administrative expense	18,063	15,870	16,357	16,807	15,454
Short-term incentive compensation expense	4,094	4,694	5,140	3,790	2,324
Long-term incentive compensation expense	932	285	210	717	428
Bad debt expense, net	1,133	664	91	868	1,396

Total operating expenses	130,304	118,103	119,848	93,169	85,250

Income from operations	125,488	108,359	114,552	87,148	64,996

	Fiscal Year Ended December 31,
	2007	2006	2005	2004	2003 (Unaudited)
	(Dollars in thousands, except per share data)
Other income (expense):
Interest expense	(37,094)	(33,083)	(27,491)	(13,434)	(11,954)
Interest income	3,422	2,286	1,086	399	238
Realized gains (losses) on interest rate swaps and caps, net	3,204	2,848	(4,153)	(9,905)	(11,372)
Unrealized gains (losses) on interest rate swaps, net	(8,274)	(574)	8,688	9,016	6,609
Gain on lost military containers, net	4,639	—	—	—	—
Other, net	56	243	(2,648)	(237)	(84)

Net other expense	(34,047)	(28,280)	(24,518)	(14,161)	(16,563)

Income before income tax and minority interest	91,441	80,079	90,034	72,987	48,433
Income tax expense	(6,847)	(4,299)	(4,662)	(4,011)	(3,001)
Minority interest expense	(16,926)	(19,499)	(22,393)	(15,382)	(10,063)

Net income	$67,668	$56,281	$62,979	$53,594	$35,369

Net income per share:
Basic	$1.66	$1.47	$1.65	$1.41	$0.94
Diluted	$1.66	$1.46	$1.63	$1.39	$0.93
Weighted average shares outstanding:
Basic	40,800	38,186	38,142	38,022	37,784
Diluted	40,841	38,488	38,598	38,490	38,212
Cash dividends declared per common share	$1.14	$0.71	$0.70	$0.55	$0.22

Other Financial and Operating Data (unaudited):
EBITDA(1)	$154,022	$132,357	$144,060	$116,501	$93,906
Purchase of containers and fixed assets(2)	$207,171	$104,818	$158,193	$194,634	$105,648
Utilization rate(3):
Former Computation	91.50%	91.10%	91.90%	93.20%	88.30%
New Computation	93.90%
Total fleet in TEU (as of the end of the period)(4)	2,039,759	1,527,814	1,183,332	1,157,063	1,072,310

				(Unaudited)	(Unaudited)
Balance Sheet Data (as of the end of the period):
Cash and cash equivalents	$69,447	$41,163	$42,231	$28,354	$16,419
Containers, net	856,874	763,612	722,611	748,604	547,408
Net investment in direct finance leases	57,191	42,222	33,011	5,742	7,468
Total assets	1,128,346	947,267	870,765	846,579	615,119
Long-term debt (including current portion)	581,414	541,167	546,167	503,469	401,469
Total liabilities	674,513	620,051	592,791	627,813	445,421
Minority interest	49,717	85,922	66,423	44,029	28,647
Total shareholders’ equity	404,116	241,294	211,551	174,737	141,051

(1)	EBITDA (defined as net income, before interest income and interest expense, realized and unrealized (gains) losses on derivative instruments, net, income tax expense, minority interest expense and depreciation and amortization expense) is not a financial measure calculated in accordance with United States generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA is presented solely as a supplemental disclosure because management believes that it may be a useful performance measure that is widely used within our industry. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. We believe EBITDA provides useful information on our earnings from ongoing operations, our ability to service our long-term debt and other fixed obligations, and our ability to fund our continued growth with internally generated funds. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are as follows:

•	it does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•	although depreciation is a non-cash charge, the assets being depreciated may be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

•	it is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

The following is a reconciliation of net income to EBITDA:

	Fiscal Year Ended December 31,
	2007	2006	2005	2004	2003
	(Dollars in thousands)
	(Unaudited)
Reconciliation of EBITDA:
Net income	$67,668	$56,281	$62,979	$53,594	$35,369
Adjustments:
Interest income	(3,422)	(2,286)	(1,086)	(399)	(238)
Interest expense	37,094	33,083	27,491	13,434	11,954
Realized and (gains) losses on interest rate swaps and caps, net	(3,204)	(2,848)	4,153	9,905	11,372
Unrealized and (gains) losses on interest rate swaps, net	8,274	574	(8,688)	(9,016)	(6,609)
Income tax expense	6,847	4,299	4,662	4,011	3,001
Minority interest expense	16,926	19,499	22,393	15,382	10,063
Depreciation expense	48,757	54,330	60,792	48,321	42,678
Amortization expense	3,677	1,023	—	—	—
Impact of reconciling items on minority interest expense	(28,595)	(31,598)	(28,636)	(18,731)	(13,684)

EBITDA	$154,022	$132,357	$144,060	$116,501	$93,906

(2)	Amounts for each of the years ended December 31, 2007, 2006, 2005 and 2004, respectively, are audited.

(3)	We measure utilization on the basis of containers on lease, using the actual number of days on hire, expressed as a percentage of containers available for lease, using the actual days available for lease. Prior to 2007, we calculated containers available for lease to include all containers in our fleet (Former Computation). Utilization figures above for periods prior to 2007 are calculated in the latter manner. Starting in 2007, to conform to the method used by most of our competitors, we began calculating containers available for lease by excluding containers that have been manufactured for us but have not been delivered yet to a lessee and containers designated as held-for-sale units (New Computation).

(4)	Total fleet in TEU at December 31, 2007 includes our purchase of the management rights to 508,200 TEU from Capital Lease, a competitor, on July 23, 2007. Please see Item 4, “Information on the Company—History and Development of the Company” for more information about our purchase of management rights from Capital Lease.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in our common shares involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained elsewhere in this Annual Report on Form 20-F, including our financial statements and the related notes, before you decide to buy, hold or sell our common shares. Any of the risk factors we describe below could adversely affect our business, cash flows, results of operations and financial condition. The market price of our common shares could decline and you may lose some or all of your investment if one or more of these risks and uncertainties develop into actual events. The following risk factors restate and supersede the risk factors previously disclosed in the Form 6-K for the quarter ended September 30, 2007 and filed with the U.S. Securities and Exchange Commission (“SEC”) on November 19, 2007.

Risks Related to Our Business and Industry

The demand for leased containers depends on many political and economic factors beyond our control.

Substantially all of our revenue comes from activities related to the leasing, managing and selling of containers. Our ability to continue successfully leasing containers to container shipping lines, earning management fees on leased containers and source capital required to purchase containers depends, in part, upon the continued demand for leased containers.

Demand for containers depends largely on the rate of world trade and economic growth, with worldwide consumer demand being the most critical factor affecting this growth. Demand for leased containers is also driven by our customers’ “lease vs. buy” decisions. Economic downturns in the U.S., Europe, Asia and countries with consumer-oriented economies could result in a reduction in world trade volume and demand by container shipping lines for leased containers. Thus, a decrease in the volume of world trade may adversely affect our utilization and per diem rates and lead to reduced revenue and increased operating expenses (such as storage and repositioning costs), and have an adverse effect on our financial performance. We cannot predict whether, or when, such downturns will occur.

Recently concerns over inflation, energy costs, geopolitical issues, global credit slowdown, the U.S. mortgage market, expected cargo volume growth, container shipping line profitability and a declining residential real estate market in the U.S. have contributed to increased volatility and diminished expectations for the U.S. and global economy and markets going forward. These factors, combined with rising oil prices, declining business and consumer confidence and increased unemployment, have precipitated a global economic slowdown and fears of a possible global recession.

Other general factors affecting demand for leased containers, utilization and per diem rates include the following:

•	prices of new and used containers;

•	economic conditions, competitive pressures and consolidation in the container shipping industry;

•	shifting trends and patterns of cargo traffic;

•	fluctuations in demand for containerable goods outside their area of production;

•	the availability and terms of container financing;

•	fluctuations in interest rates and foreign currency values;

•	overcapacity, undercapacity and consolidation of container manufacturers;

•	the lead times required to purchase containers;

•	the number of containers purchased by competitors and container lessees;

•	container ship fleet overcapacity or undercapacity;

•	increased repositioning by container shipping lines of their own empty containers to higher demand locations in lieu of leasing containers;

•	consolidation or withdrawal of individual container lessees in the container leasing industry;

•	import/export tariffs and restrictions;

•	customs procedures, foreign exchange controls and other governmental regulations;

•	natural disasters that are severe enough to affect local and global economies or interfere with trade; and

•	other political and economic factors.

Many of these and other factors affecting the container industry are inherently unpredictable and beyond our control. These factors will vary over time, often quickly and unpredictably, and any change in one or more of these factors may have a material adverse effect on our business and results of operations. In addition, many of these factors also influence the decision by container shipping lines to lease or buy containers. Should one or more of these factors influence container shipping lines to buy a larger percentage of the containers they operate, our utilization rate could decrease, resulting in decreased revenue and increased storage and repositioning costs, which would harm our business, results of operations and financial condition.

Lease rates may decrease, which could harm our business, results of operations and financial condition.

We compete mostly on price and availability of containers. Lease rates for our containers depend on a large number of factors, including the following:

•	the supply of containers available;

•	the price of new containers (which is positively correlated with the price of steel);

•	the type and length of the lease;

•	interest rates;

•	embedded residual assumptions;

•	the type and age of the container;

•	the location of the container being leased;

•	the number of containers available for lease by our competitors; and

•	the lease rates offered by our competitors.

Most of these factors are beyond our control. In addition, lease rates can be negatively impacted by, among other things, the entrance of new leasing companies, overproduction of new containers by factories and over-buying by shipping lines, leasing competitors and tax-driven container investors. For example, during 2001 and again in the second quarter of 2005, overproduction of new containers, coupled with a build-up of container inventories in Asia by leasing companies and shipping lines, led to decreasing utilization rates. In the event that the container leasing industry were to be characterized by overcapacity in the future, or if the available supply of containers were to increase significantly as a result of, among other factors, new companies entering the business of leasing and selling containers, both utilization and lease rates can be expected to decrease, thereby adversely affecting the revenues generated by our fleet, which could harm our business, results of operations and financial condition.

If we are unable to lease our new containers shortly after we purchase them, our risk of ownership of the containers increases.

Lease rates for new containers are positively correlated to the fluctuations in the price of new containers, which is positively correlated with the price of steel. Container prices can fluctuate greatly due to the factors discussed below. In the past five years, we have purchased containers at prices ranging from $1,138 per CEU to $2,396 per CEU. Our average container cost per CEU increased less than 3% during 2007 and has increased less than 1% since December 31, 2007. If we are unable to lease the new containers that we purchase within a short period of time of such purchase, the market price of new containers and the corresponding market lease rates for new containers may decrease, regardless of the high cost of the previously purchased containers. This decline could harm our business, results of operations and financial conditions.

Sustained reduction in prices of new containers could harm our business and results of operations and financial condition.

If there is a sustained downturn in new container prices, the lease rates of older, off-lease containers would also be expected to decrease. As of December 31, 2007, we had an average cost of $1,632 per CEU for our owned fleet. If there is a sustained reduction in the price of new containers such that the market lease rate for all containers is reduced, this trend could harm our business, results of operations and financial condition, even if this sustained reduction in price would allow us to purchase containers at a lower cost.

Further consolidation of container manufacturers or the disruption of manufacturing for the major manufacturers could result in higher new container prices and/or decreased supply of new containers. Any increase in the cost or reduction in the supply of new containers could harm our business, results of operations and financial condition.

We currently purchase almost all of our containers from manufacturers based in the People’s Republic of China (the “PRC”). If it were to become more expensive for us to procure containers in the PRC or to transport these containers at a low cost from the manufacturer to the locations where they are needed by our container lessees because of changes in exchange rates between the U.S. Dollar and Chinese Yuan, further consolidation among container suppliers, increased tariffs imposed by the U.S. or other governments, increased fuel costs, or for any other reason, we may have to seek alternative sources of supply. While we are not dependent on any single manufacturer, we may not be able to make alternative arrangements quickly enough to meet our container needs, and the alternative arrangements may increase our costs.

In particular, the availability and price of containers depend significantly on the capacity and bargaining position of the major container manufacturers. There has recently been a consolidation in the container manufacturing industry, resulting in two major manufacturers having market share of approximately 70% of that industry. This increased bargaining position has led to sustained increases in container prices. If the increased cost of purchasing containers is not matched by an increase in lease rates, our business, results of operations and financial conditions would be harmed.

Terrorist attacks, the threat of such attacks or the outbreak of war and hostilities could negatively impact our operations and profitability and may expose us to liability.

Terrorist attacks and the threat of such attacks have contributed to economic instability in the U.S. and elsewhere, and further acts or threats of terrorism, violence, war or hostilities could similarly affect world trade and the industries in which we and our container lessees operate. For example, worldwide containerized trade dramatically decreased in the immediate aftermath of the September 11, 2001 terrorist attacks in the U.S., which affected demand for leased containers. In addition, terrorist attacks, threats of terrorism, violence, war or hostilities may directly impact ports, depots, our facilities or those of our suppliers or container lessees and could impact our sales and our supply chain. A severe disruption to the worldwide ports system and flow of goods could result in a reduction in the level of international trade and lower demand for our containers.

Our lease agreements require our lessees to indemnify us for all costs, liabilities and expenses arising out of the use of our containers, including property damage to the containers, damage to third-party property and personal injury. However, our lessees may not have adequate resources to honor their indemnity obligations upon a terrorist attack. Our insurance coverage is limited and is subject to large deductibles and significant exclusions and we have very limited insurance for liability arising from a terrorist attack. Accordingly, we may not be protected from liability (and expenses in defending against claims of liability) arising from a terrorist attack.

A substantial portion of our containers is leased out from or manufactured at locations in the PRC and a significant portion of our major shipping line customers is domiciled in either the PRC (including Hong Kong) or Taiwan. Therefore, our results of operations are subject to changes resulting from the political and economic policies of the PRC.

A substantial portion of our containers is leased out from locations in the PRC because of the large volume of goods being shipped from the PRC to the U.S. or Europe. The main manufacturers of containers are also located in the PRC. These business operations could be restricted by the political environment in the PRC. The PRC has operated as a socialist state since 1949 and is controlled by the Communist Party of China. In recent years, however, the government has introduced reforms aimed at creating a “socialist market economy” and policies have been implemented to allow business enterprises greater autonomy in their operations. Changes in the political leadership of the PRC may have a significant effect on laws and policies related to the current economic reform programs, other policies affecting business and the general political, economic and social environment in the PRC, including the introduction of measures to control inflation, changes in the rate or method of taxation, and the imposition of additional restrictions on currency conversion, remittances abroad, and foreign investment. Moreover, economic reforms and growth in the PRC have been more successful in certain provinces than in others, and the continuation of or increases in such disparities could affect the political or social stability of the PRC.

Although we believe that the economic reform and the macroeconomic measures adopted by the PRC have had a positive effect on the economic development of the PRC, the future direction of these economic reforms is uncertain. This uncertainty may affect the economic development in the PRC, thereby affecting the level of trade with the rest of the world and the corresponding need for containers to ship goods from the PRC. In addition, a large portion of our shipping line customers are domiciled either in the PRC (including Hong Kong) or in Taiwan. In fiscal year 2007, 32.1% of our revenue was attributable to shipping line customers that were either domiciled in the PRC (including Hong Kong) or in Taiwan. The manufacturing facilities of the container manufacturers from which we purchased the majority of our containers in 2007 are also located in the PRC. Political instability in either the PRC or Taiwan could have a negative effect on our major customers, our ability to obtain containers and correspondingly, our results of operations and financial condition.

The legal systems in the PRC and other jurisdictions have inherent uncertainties that could limit the legal protections available to us.

We currently purchase all of our containers from manufacturers based in the PRC. In addition, a substantial portion of our containers is leased out from locations in the PRC. California law governs almost all of these agreements. However, disputes or settlements arising out of these agreements may need to be enforced in the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in the PRC. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and may be subject to considerable discretion, variation, or influence by external forces unrelated to the legal merits of a particular matter. The enforcement of these laws, regulations, and rules involves uncertainties that may limit remedies available to us. Any litigation or arbitration in the PRC may be protracted and may result in substantial costs and diversion of resources and management attention. In addition, the PRC may enact new laws or amend current laws that may be detrimental to us, which may have a material adverse effect on our business operations. If we are unable to enforce any legal rights we may have under our contracts or otherwise in the PRC, our ability to compete and our results of operations could be harmed.

In addition, as our containers are used in trade involving goods being shipped from the PRC to the United States, Europe or other regions, it is not possible to predict, with any degree of certainty, the jurisdictions in which enforcement proceedings may be commenced. Litigation and enforcement proceedings have inherent uncertainties in any jurisdiction and are expensive. These uncertainties are enhanced in countries that have less developed legal systems where the interpretation of laws and regulations is not consistent, may be influenced by factors other than legal merits and may be cumbersome, time-consuming and even more expensive. For example, repossession from defaulting lessees may be difficult and more expensive in jurisdictions whose laws do not confer the same security interests and rights to creditors and lessors as those in the United States and where the legal system is not as well developed. As a result, the remedies available and the relative success and expedience of collection and enforcement proceedings with respect to the containers in various jurisdictions cannot be predicted.

The demand for leased containers is partially tied to international trade. If this demand were to decrease due to increased barriers to trade, or for any other reason, it could reduce demand for intermodal container leasing, which would harm our business and financial condition.

A substantial portion of our containers is used in trade involving goods being shipped from the PRC to the United States, Europe or other regions. The willingness and ability of international consumers to purchase PRC goods is dependent on political support, in the United States, Europe and other countries, for an absence of government-imposed barriers to international trade in goods and services. For example, international consumer demand for PRC goods is related to price; if the price differential between PRC goods and domestically-produced goods were to decrease due to increased tariffs on PRC goods, demand for PRC goods could decrease, which could result in reduced demand for intermodal container leasing. A similar reduction in demand for intermodal container leasing could result from an increased use of quotas or other technical barriers to restrict trade from or to the PRC. The current regime of relatively free trade may not continue.

Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

The U.S. dollar is our primary operating currency. Almost all of our revenues are denominated in U.S. dollars, and approximately 62% of our direct container expenses were denominated in U.S. dollars for the year ended December 31, 2007. Accordingly, a significant portion of our expenses are incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies. For the years ended December 31, 2007 and 2006, 38% and 41%, respectively, of our direct container expenses were paid in 15 different foreign currencies. A decrease in the value of the U.S. dollar against foreign currencies in which our expenses are incurred translates into an increase in those expenses in U.S. dollar terms, which would decrease our net income.

Sustained Asian economic instability could reduce demand for leasing, which would harm our business and financial condition.

Many of our customers are substantially dependent upon shipments of goods exported from Asia. From time to time, there have been health scares, such as Severe Acute Respiratory Syndrome and avian flu, financial turmoil, natural disasters and political instability in Asia. If these events were to occur in the future, they could adversely affect our container lessees and the general demand for shipping and lead to reduced demand for leased containers or otherwise adversely affect us. Any reduction in demand for leased containers would harm our business, results of operations and financial condition.

We own a large and growing number of containers in our fleet and are subject to significant ownership risk.

Ownership of containers entails greater risk than management of containers for container investors. As we increase the number of containers in our owned fleet, we will increase our exposure to financing costs, changes in per diem rates, re-leasing risk, changes in utilization rates, lessee defaults, repositioning costs, storage expenses, impairment charges and changes in sales price upon disposition of containers. The number of containers in our owned fleet fluctuates over time as we purchase new containers, sell containers into the secondary resale market, and acquire other fleets. As part of our strategy, we are focused on increasing the number of owned containers in our fleet and therefore, we expect our ownership risk to increase correspondingly. In 2007 and 2006, we paid $207.1 million and $104.5 million, respectively, to purchase containers for our owned fleet. We believe we will be able to find container investors to purchase the desired portion of the new containers that we want to manage. If we are unable to locate container investors to purchase these containers, we may purchase the containers ourselves and operate them as part of our owned fleet.

As we increase the number of containers in our owned fleet, we will have significant capital at risk and may need to incur more debt, which could result in financial instability.

As we increase the number of containers in our owned fleet, either as a result of planned growth in our owned fleet or as a result of our inability to attract investment to purchase containers from container investors, we will likely have more capital at risk and may need to maintain higher debt balances at a level that may adversely affect our return on equity and reduce our ability to raise capital, including our ability to borrow money to continue expanding our owned fleet. Future borrowings may not be available under our revolving credit facility or our secured debt facility, and we may not be able to refinance these facilities, if necessary, on commercially reasonable terms or at all. We may need to raise additional debt or equity capital in order to fund our business, expand our sales activities and/or respond to competitive pressures. We may not have access to the capital resources we desire or need to fund our business. These effects, among others, may reduce our profitability and adversely affect our plans to maintain the container management portion of our business.

If we are unable to finance our continued purchase of containers or other capital expenditures, our competitive position may diminish and our business, growth plans and results of operation may be harmed.

Our container lessees typically prefer newer containers. Also, a portion of our container fleet is disposed of due to age or other factors every year. To stay competitive we must continually add new containers to our fleet. We have typically funded a significant portion of the purchase price of new containers through borrowings under our revolving credit facility and our secured debt facility and intend to continue to do so in the future. Future borrowings may not be available under our revolving credit facility or our secured debt facility, and we may not be able to refinance these facilities, if necessary, on commercially reasonable terms or at all. We may need to raise additional debt or equity capital in order to fund our capital expenditures. We may not have access to the capital resources we desire or need to fund our capital expenditures. If we are unable to make the necessary capital expenditures, our fleet of containers may be less attractive to our container lessees and our business, results of operations and financial condition could suffer.

We derive a substantial portion of our revenue from each of our container ownership and container resale segments from a limited number of container lessees, and the loss of, or reduction in business by, any of these container lessees could harm our business and financial condition.

We have derived, and believe that we will continue to derive, a significant portion of our revenue and cash flow from a limited number of container lessees. Our business comprises four reportable segments for financial statement reporting purposes: container ownership, container management, container resale and military management. Revenue for our container ownership segment comes primarily from container lessees that lease containers from our owned fleet. Revenue for our container management segment is also primarily dependent on the lease revenue of those containers that we manage. Revenue from our 25 largest container lessees by revenue represented $308.4 million or 78.4% of the total fleet container for the fiscal year ended December 31, 2007, with revenue from our single largest container lessee accounting for $33.0 million, or 8.4% of container leasing revenue during such period.

We do not distinguish between our owned fleet and our managed fleet when we enter into leases with or lease containers to container shipping lines. Accordingly, the largest lessees of our owned fleet are typically among the largest lessees of our managed fleet, and our management fee revenue is based on the number and performance of managed containers on lease to container lessees. As a result, the loss of, or default by, any of our largest container lessees could have a material adverse effect on the revenue for both our container ownership segment and our container management segment, and could harm our business, results of operations and financial condition.

We face extensive competition in the container leasing industry.

We may be unable to compete favorably in the highly competitive container leasing and container management businesses. We compete with a relatively small number of major leasing companies, many smaller lessors, companies and financial institutions offering finance leases, and promoters of container ownership and leasing as a tax-efficient investment. In addition, the shipping lines own a significant amount of the world’s intermodal containers and effectively compete with us. Some of these competitors have greater financial resources and access to capital than we do. Additionally, some of these competitors may have large, underutilized inventories of containers, which could, if leased, lead to significant downward pressure on per diem rates, margins and prices of containers. Competition among container leasing companies depends upon many factors, including, among others: per diem rates; supply reliability; lease terms, including lease duration, drop-off restrictions and repair provisions; customer service; and the location, availability, quality and individual characteristics of containers. New entrants into the leasing business have been attracted by the high rate of containerized trade growth and the extent of investment from a number of container investors in recent years. New entrants may be willing to offer pricing or other terms that we are unwilling or unable to match. Shipping lines may prefer to use containers they own instead of leasing containers from us. As a result, we may not be able to maintain a high utilization rate or achieve our growth plans.

The international nature of the container shipping industry exposes us to numerous risks.

Our ability to enforce lessees’ obligations may be subject to applicable law in the jurisdiction in which enforcement is sought or the country of domicile of the lessee. As containers are predominantly located on international waterways and the lessees domiciled in many different countries, it is not possible to predict, with any degree of certainty, the jurisdictions in which enforcement proceedings may be commenced. For example, repossession from defaulting lessees may be difficult and more expensive in jurisdictions in which laws do not confer the same security interests and rights to creditors and lessors as those in the U.S. and in jurisdictions where recovery of containers from defaulting lessees is more cumbersome. As a result, the relative success and expedience of enforcement proceedings with respect to containers in various jurisdictions cannot be predicted.

We are also subject to risks inherent in conducting business across national boundaries, any one of which could adversely impact our business. These risks include:

•	regional or local economic downturns;

•	fluctuations in currency exchange rates;

•	changes in governmental policy or regulation;

•	restrictions on the transfer of funds or other assets into or out of different countries;

•	import and export duties and quotas;

•	domestic and foreign customs and tariffs;

•	war, hostilities and terrorist attacks, or the threat of any of these events;

•	government instability;

•	nationalization of foreign assets;

•	government protectionism;

•	compliance with export controls, including those of the U.S. Department of Commerce;

•	compliance with import procedures and controls, including those of the U.S. Department of Homeland Security;

•	consequences from changes in tax laws, including tax laws pertaining to the container investors;

•	potential liabilities relating to foreign withholding taxes;

•	labor or other disruptions at key ports;

•	difficulty in staffing and managing widespread operations; and

•	restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in various jurisdictions.

One or more of these factors or other related factors may impair our current or future international operations and, as a result, harm our business, results of operations and financial condition.

We rely on our proprietary information technology systems to conduct our business. If these systems fail to perform their functions adequately, or if we experience an interruption in their operation, our business, results of operations and financial prospects could be harmed.

The efficient operation of our business is highly dependent on our proprietary information technology systems. We rely on our systems to record transactions, such as repair and depot charges and changes to book value, and movements associated with each of our owned or managed containers. We use the information provided by these systems in our day-to-day business decisions in order to effectively manage our lease portfolio, reduce costs and improve customer service. We also rely on these systems for the accurate tracking of the performance of our managed fleet for each container investor. The failure of our systems to perform as we expect could disrupt our business, adversely affect our results of operations and cause our relationships with lessees and container investors to suffer. Our information technology systems are vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power loss and computer systems failures and viruses. Even though we have developed redundancies and other contingencies to mitigate any disruptions to our information technology systems, these redundancies and contingencies may not completely prevent interruptions to our information technology systems. Any such interruptions could harm our business, results of operations and financial condition.

Consolidation and concentration in the container shipping industry could decrease the demand for leased containers.

We primarily lease containers to container shipping lines. We believe container shipping lines require a quantity of containers equal to just under two times the total TEU capacity on their container ships to support their operations. The container shipping lines have historically relied on a large number of leased containers to satisfy their needs. The shipping industry has been consolidating for a number of years, and further consolidation is expected. Consolidation of major container shipping lines could create efficiencies and decrease the demand that container shipping lines have for leased containers because they may be able to fulfill a larger portion of their needs through their owned container fleets. Consolidation could also create concentration of credit risk if the number of our container lessees decreases. Additionally, large container shipping lines with significant resources could choose to manufacture their own containers, which would decrease their demand for leased containers and could harm our business, results of operations and financial condition.

We may incur significant costs to reposition our containers, which could harm our business, results of operations and financial condition.

When lessees return containers to locations where supply exceeds demand, we sometimes reposition containers to higher demand areas. Repositioning expenses vary depending on geographic location, distance, freight rates and other factors, and may not be fully covered by drop-off charges collected from the previous lessee of the containers or pick-up charges paid by the new lessee. We seek to limit the number of and impose surcharges on containers returned to low demand locations. Market conditions, however, may not enable us to continue such practices. In addition, we may not be able to accurately anticipate which locations will be characterized by higher or lower demand in the future, and our current contracts will not protect us from repositioning costs if locations that we expect to be higher demand locations turn out to be lower demand locations at the time the containers are returned. Any such increases in costs to reposition our containers could harm our business, results of operations and financial condition.

Lessee defaults may harm our business, results of operations and financial condition by decreasing revenue and increasing storage, repositioning, collection and recovery expenses.

Our containers are leased to numerous container lessees. Lessees are required to pay rent and to indemnify us for damage to or loss of containers. Lessees may default in paying rent and performing other obligations under their leases. A delay or diminution in amounts received under the leases (including leases on our managed containers), or a default in the performance of maintenance or other lessee obligations under the leases could adversely affect our business, results of operations and financial condition and our ability to make payments on our debt.

Our cash in-flows from containers, principally container rental revenue, management fee revenue, gain on disposition of used equipment and commissions earned on the sale of containers on behalf of container investors, are affected significantly by our ability to collect payments under leases and purchase and sale agreements, which is subject to external economic conditions and the operations of lessees and others that are not within our control.

When lessees default, we may fail to recover all of our containers, and the containers that we do recover may be returned to locations where we will not be able to quickly re-lease or sell them on commercially acceptable terms. We may have to reposition these containers to other places where we can re-lease or sell them, which could be expensive, depending on the locations and distances involved. Following repositioning, we may need to repair the containers and pay container depots for storage until the containers are re-leased. For our owned containers, these costs directly reduce our income before taxes and for our managed containers, lessee defaults decrease rental revenue and increase operating expenses, and thus reduce our management fee revenue. While we maintain insurance to cover some defaults, it is subject to large deductible amounts and significant exclusions and, therefore, may not be sufficient to prevent us from suffering material losses. Additionally, this insurance might not be available to us in the future on commercially reasonable terms or at all. While defaults by lessees, as measured by our experience and reflected on our financial statements as a bad debt expense, averaged 0.5% of lease rental revenue over the past 5 years, future defaults may be more material, and any such future defaults could harm our business, results of operations and financial condition.

U.S. investors in our company could suffer adverse tax consequences if we are characterized as a passive foreign investment company for U.S. federal income tax purposes.

Based upon the nature of our business activities, we may be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to direct or indirect U.S. investors in our common shares. For example, if we are a PFIC, our U.S. investors could become subject to increased tax liabilities under U.S. tax laws and regulations and could become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either:

•	75% or more of our gross income in the taxable year is passive income, or

•	the average percentage of our assets (which includes cash) by value in the taxable year which produce or are held for the production of passive income is at least 50%.

In applying these tests, we are treated as owning or generating directly our pro rata share of the assets and income of any corporation in which we own at least 25% by value. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we have raised.

If you are a U.S. investor and we are a PFIC for any taxable year during which you own our common shares, you could be subject to adverse U.S. tax consequences. Under the PFIC rules, unless a U.S. investor is permitted to and does elect otherwise under the Internal Revenue Code, such U.S. investor would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the investor’s holding period for our common shares. Based on the composition of our income, valuation of our assets (including goodwill), and our election to treat certain of our subsidiaries as disregarded entities for U.S. federal income tax purposes, we do not believe we were a PFIC for any period after the IPO date and we do not expect that we should be treated as a PFIC for our current taxable year. However, there can be no assurance at all in this regard. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, it is possible that we may be a PFIC for the current or any future taxable year or that the IRS may challenge our determination concerning our PFIC status.

We may become subject to unanticipated tax liabilities that may have a material adverse effect on our results of operations.

Textainer Group Holdings Limited is a Bermuda company, and we believe that a significant portion of the income derived from our operations will not be subject to tax in Bermuda, which currently has no corporate income tax, or in many other countries in which we conduct activities or in which our customers or containers are located. However, this belief is based on the anticipated nature and conduct of our business, which may change. It is also based on our understanding of our position under the tax laws of the countries in which we have assets or conduct activities. This position is subject to review and possible challenge by taxing authorities and to possible changes in law that may have retroactive effect.

A portion of our income is treated as effectively connected with our conduct of a trade or business within the U.S., and is accordingly subject to U.S. federal income tax. It is possible that the U.S. Internal Revenue Service will conclude that a greater portion of our income is effectively connected income that should be subject to U.S. federal income tax.

Our results of operations could be materially and adversely affected if we become subject to a significant amount of unanticipated tax liabilities.

Our U.S. subsidiaries may be treated as personal holding companies for U.S. federal tax purposes now or in the future.

Any of our direct or indirect U.S. subsidiaries could be subject to additional U.S. tax on a portion of its income if it is considered to be a personal holding company (“PHC”) for U.S. federal income tax purposes. This status depends on whether more than 50% of the subsidiary’s shares by value could be deemed to be owned

(taking into account constructive ownership rules) by five or fewer individuals and whether 60% or more of the subsidiary’s adjusted ordinary gross income consists of “personal holding company income,” which includes certain forms of passive and investment income. The PHC rules do not apply to non-U.S. corporations. We believe that none of our U.S. subsidiaries should be considered PHCs. In addition, we intend to cause our U.S. subsidiaries to manage their affairs in a manner that reduces the possibility that they will meet the 60% income threshold. However, because of the lack of complete information regarding our ultimate share ownership ( i.e. , particularly as determined by constructive ownership rules), our U.S. subsidiaries may become PHCs in the future and, in that event, the amount of U.S. federal income tax that would be imposed could be material.

The U.S. government has special contracting requirements that create additional risks.

We have entered into a firm, fixed price, indefinite quantity contract with the Surface Deployment and Distribution Command (“SDDC”) to supply leased marine containers to the U.S. military. As an indefinite quantity contract, there is no guarantee that the U.S. military will pay more than the minimum guarantee, which guaranteed amount is substantially below the total amount authorized under the contract. Thus, the expected revenues from the SDDC contract may not fully materialize. In addition, there is no guarantee that the U.S. military will exercise any option terms beyond those currently exercised or that we will be awarded additional periods (the “award terms”) in years 6 through 10 of the SDDC contract, which award is also subject to us performing at a certain level under the contract. If we do not perform in accordance with the terms of the SDDC contract, we may receive a poor performance report that would be considered by the U.S. military in exercising its options to extend the term of the contract and in making any future awards. Accordingly, we cannot be certain that the term of the SDDC contract will be extended or that we will be awarded any future government contracts.

In contracting with the U.S. military, we are subject to U.S. government contract laws, regulations and other requirements that impose risks not generally found in commercial contracts. For example, U.S. government contracts require contractors to comply with a number of socio-economic requirements and to submit periodic reports regarding compliance, are subject to audit and modification by the U.S. government in its sole discretion, and impose certain requirements relating to software and/or technical data that, if not followed, could result in the inadvertent grant to the U.S. government of broader licenses to use and disclose such software or data than we intended.

These laws, regulations and contract provisions also permit, under certain circumstances, the U.S. government unilaterally to:

•	suspend or prevent us for a set period of time from receiving new government contracts or extending existing contracts based on violations or suspected violations of laws or regulations;

•	terminate the SDDC contract;

•	reduce the scope and value of the SDDC contract;

•	audit our performance under the SDDC contract and our compliance with various regulations; and

•	change certain terms and conditions in the SDDC contract.

In addition, the U.S. military may terminate the SDDC contract either for its convenience at any time or if we default by failing to perform in accordance with the contract schedule and terms. Termination for convenience provisions generally enable the contractor to recover only those costs incurred or committed, and settlement expenses and profit on the work completed prior to termination. Termination for default provisions do not permit these recoveries and make the contractor liable for excess costs incurred by the U.S. military in procuring undelivered items from another source.

In addition, the U.S. government could bring criminal and civil charges against us based on intentional or unintentional violations of the representations and certifications that we have made in the SDDC contract.

Although adjustments arising from U.S. government audits and reviews have not seriously harmed our business in the past, future audits and reviews could cause adverse effects. We could also suffer serious harm to our reputation if allegations of impropriety were made against us.

Gains and losses associated with the disposition of used equipment may fluctuate and adversely affect our business, results of operations and financial condition.

We regularly sell used containers at the end of their useful economic lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair, and possible repositioning expenses. The residual value of these containers affects our profitability. The volatility of the residual values of used containers may be significant. These values depend upon, among other factors, demand for used containers for secondary purposes, comparable new container costs, used container availability, condition and location of the containers, and market conditions. Most of these factors are outside of our control.

Containers are typically sold if it is in the best interest of the owner to do so after taking into consideration the prevailing sales price, as affected by the above factors, location, earnings prospects, remaining useful life, repair condition, and suitability for leasing or other uses. Gains or losses on the disposition of used container equipment and the sales fees earned on the disposition of managed containers will also fluctuate and may be significant if we sell large quantities of used containers. Any such fluctuations could harm our business, results of operations and financial condition. See Item 5, “Operating and Financial Review and Prospects” for a discussion of our gains or losses on the disposition of used container equipment.

We may choose to pursue acquisitions or joint ventures that could present unforeseen integration obstacles or costs.

We may pursue acquisitions and joint ventures. Acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

•	potential disruption of our ongoing business and distraction of management;

•	difficulty integrating personnel and financial and other systems;

•	hiring additional management and other critical personnel; and

•	increasing the scope, geographic diversity and complexity of our operations.

In addition, we may encounter unforeseen obstacles or costs in the integration of acquired businesses. Also, the presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition may have a material adverse effect on our business. Acquisitions or joint ventures may not be successful, and we may not realize any anticipated benefits from acquisitions or joint ventures.

A reduction in the willingness of container investors to have us manage their containers could adversely affect our business, results of operations and financial condition.

A significant percentage of our revenue is attributable to management fees earned on services related to the leasing of containers owned by container investors. This revenue has very low direct operating costs associated with it. Accordingly, fluctuations in our management fee revenue in any period will have an impact on our profitability in that period. Our ability to continue to attract new management contracts depends upon a number of factors, including our ability to lease containers on attractive lease terms and to efficiently manage the repositioning, storage and disposition of containers. In the event container investors perceive another container leasing company as better able to provide them with a stable and attractive rate of return, we may lose management contract opportunities in the future, which could affect our business, results of operations and financial condition.

Our senior executives are critical to the success of our business and any inability to retain them or recruit new personnel could harm our business, results of operations and financial condition.

Our senior management has a long history in the container leasing industry, with our four most senior officers having an average of approximately 16 years of service with us and an average of 21 years in the container leasing industry. We rely on this knowledge and experience in our strategic planning and in our day-to-day business operations. Our success depends in large part upon our ability to retain our senior management, the loss of one or more of whom could have a material adverse effect on our business. Our success also depends on our ability to retain our experienced sales force and technical personnel as well as recruiting new skilled sales, marketing and technical personnel. Competition for these individuals in our industry is intense and we may not be able to successfully recruit, train or retain qualified personnel. If we fail to retain and recruit the necessary personnel, our business and our ability to obtain new container lessees and provide acceptable levels of customer service could suffer. We have employment agreements with all of our executive officers.

The lack of an international title registry for containers increases the risk of ownership disputes.

Although the Bureau International des Containers registers and allocates a unique four letter prefix to every container in accordance with ISO standard 6346 (Freight container coding, identification and marking) there is no internationally recognized system of recordation or filing to evidence our title to containers nor is there an internationally recognized system for filing security interest in containers. Although this has not occurred to date, the lack of a title recordation system with respect to containers could result in disputes with lessees, end-users, or third parties who may improperly claim ownership of the containers.

We may incur costs associated with new cargo security regulations, which may adversely affect our business, financial condition and results of operations.

We may be subject to regulations promulgated in various countries, including the U.S., seeking to protect the integrity of international commerce and prevent the use of containers for international terrorism or other illicit activities. For example, the Container Security Initiative, the Customs-Trade Partnership Against Terrorism and Operation Safe Commerce are among the programs administered by the U.S. Department of Homeland Security that are designed to enhance security for cargo moving throughout the international transportation system by identifying existing vulnerabilities in the supply chain and developing improved methods for ensuring the security of containerized cargo entering and leaving the U.S. Moreover, the International Convention for Safe Containers, 1972 (“CSC”), as amended, adopted by the International Maritime Organization, applies to containers and seeks to maintain a high level of safety of human life in the transport and handling of containers by providing uniform international safety regulations. As these regulations develop and change, we may incur compliance costs due to the acquisition of new, compliant containers and/or the adaptation of existing containers to meet new requirements imposed by such regulations. Additionally, certain companies are currently developing or may in the future develop products designed to enhance the security of containers transported in international commerce. Regardless of the existence of current or future government regulations mandating the safety standards of intermodal shipping containers, our competitors may adopt such products or our container lessees may require that we adopt such products. In responding to such market pressures, we may incur increased costs, which could have a material adverse effect on our business, results of operations and financial condition.

Our indebtedness reduces our financial flexibility and could impede our ability to operate.

We currently utilize three types of borrowings: (i) issuance of bonds; (ii) borrowings under a revolving credit facility and (iii) borrowings under a secured debt facility. Our revolving credit facility is a bank revolving facility involving a commitment to one of our subsidiaries, Textainer Limited, of $75.0 million. Our secured debt facility is a conduit facility, which allows for recurring borrowings and repayments, granted to Textainer Marine Containers Limited, which is a subsidiary of Textainer Limited. Textainer Marine Containers Limited is also the issuer of our bonds. We have typically funded a significant portion of the purchase price of new containers through borrowings under our revolving credit facility and our secured debt facility and intend to continue to do so in the future. Containers are purchased by Textainer Limited using proceeds of our revolving credit facility. Textainer Limited then sells these containers at book value to Textainer Marine Containers Limited, which then finances part of the purchase price with draw downs from our secured debt facility. In 2001 and again in 2005, at such time as the secured debt facility reached an appropriate size, it was refinanced through the issuance of bonds to institutional investors. We anticipate a similar refinancing at such time as the secured debt facility reaches a balance of between $300.0 million and, if we are able to increase the commitment under the secured debt facility, $500.0 million. This timing will depend on the level of future purchases of containers for our owned fleet.

As of December 31, 2007, we had outstanding borrowings of $21.5 million under our revolving credit facility, $131.7 million under our secured debt facility and $430.2 million of bonds payable. We expect that we will maintain a significant amount of indebtedness on an ongoing basis.

Payments of principal on our secured debt facility are not due until a conversion event, although we have the option of repaying the principal on those borrowings at any time. If we do not refinance the secured debt facility prior to June 6, 2008, a conversion event will occur, resulting in an increased interest rate and a need to make monthly principal payments. Scheduled payments of principal on our bonds are due monthly, although we may not prepay these bonds before June 15, 2008. The borrowings under our revolving credit facility do not amortize prior to the earlier of the last day of the calendar quarter during which the conversion date under the Indenture (which is currently established as June 6, 2008) and an early amortization event occurs; thus, principal amortization would begin on June 30, 2008. However, we have the option of repaying principal prior to the beginning of such amortization period. If we do not refinance our revolving credit facility prior to the earlier of June 6, 2008 and an early amortization event, those borrowings will then become subject to an increased interest rate and we will need to make quarterly principal payments. We are currently in the process of negotiating a new revolving credit facility with our lenders to refinance our revolving credit facility. Recently, however, there has been a tightening of credit by institutional lenders, which has made it difficult for borrowers to refinance debt. At the present time, we cannot determine the duration of the current crunch or whether or not the situation may intensify. Accordingly, there is no assurance that we will be able to refinance our outstanding indebtedness, or if refinancing is available, that it can be obtained on terms that we can afford.

The amount of our indebtedness could have important consequences for us, including the following:

•

require us to dedicate a substantial portion of our cash flow from operations to make payments on our debt, thereby reducing funds available for operations, investments and future business opportunities and other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	reduce our ability to make acquisitions or expand our business;

•

make it more difficult for us to satisfy our debt obligations, and any failure to comply with such obligations, including financial and other restrictive covenants, could result in an event of default under the agreements governing such indebtedness, which could lead to, among other things, an acceleration of our indebtedness or foreclosure on the assets securing our indebtedness, which could have a material adverse effect on our business or financial condition;

•	limit our ability to borrow additional funds, or to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes; and

•	increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates.

We may not generate sufficient cash flow from operations to service and repay our debt and related obligations and have sufficient funds left over to achieve or sustain profitability in our operations, meet our working capital and capital expenditure needs or compete successfully in our industry.

We will require a significant amount of cash to service and repay our outstanding indebtedness, fund future capital expenditures, and our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and repay our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. It is possible that:

•	our business will not generate sufficient cash flow from operations to service and repay our debt and to fund working capital requirements and future capital expenditures;

•	future borrowings will not be available under our current or future credit facilities in an amount sufficient to enable us to refinance our debt; or

•	we will not be able to refinance any of our debt on commercially reasonable terms or at all.

Our revolving credit facility and secured debt facility and our bonds impose, and the terms of any future indebtedness may impose, significant operating, financial and other restrictions on us and our subsidiaries.

Restrictions imposed by our revolving credit facility and secured debt facility and our bonds may limit or prohibit, among other things, our ability to:

•	incur additional indebtedness;

•	pay dividends on or redeem or repurchase our common shares;

•	enter into new lines of business;

•	issue capital stock of our subsidiaries;

•	make loans and certain types of investments;

•	incur liens;

•	sell certain assets or merge with or into other companies or acquire other companies;

•	enter into certain transactions with shareholders and affiliates; and

•	restrict dividends, distributions or other payments from our subsidiaries.

We are also required to comply with certain financial ratio covenants. These restrictions could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities. A breach of any of these restrictions, including a breach of financial covenants, could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and fees, to be immediately due and payable and proceed against any collateral securing that indebtedness, which will constitute substantially all of our container assets.

If we are unable to enter into interest rate caps and swaps on reasonable commercial terms, our exposure associated with our variable rate debt could increase.

We have typically funded a significant portion of the purchase price of new containers through borrowings under our revolving credit facility and our secured debt facility and intend to continue to do so in the future. In 2001 and again in 2005, at such time as the secured debt facility reached an appropriate size, the facility was refinanced through the issuance of bonds. We anticipate a similar refinancing at such time as the secured debt facility reaches a balance of between $300.0 million and, if we are able to increase the secured debt facility commitment, $500.0 million. As of December 31, 2007, we had outstanding borrowings of $21.5 million under our revolving credit facility, $131.0 million under our secured debt facility and $428.9 million under our bonds payable, all of which are subject to variable interest rates. We have entered into various interest rate cap and swap agreements to mitigate our exposure associated with variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). Our interest rate swap agreements have expiration dates between

June 2008 and December 2010. Our interest rate cap agreements have expiration dates between August 2008 and November 2015. There can be no assurance that these interest rate caps and swaps will be available in the future, or if available, will be on terms satisfactory to us. If we are unable to obtain such interest rate caps and swaps, our exposure associated with our variable rate debt could increase.

Environmental liability may adversely affect our business, results of operations and financial condition.

We are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants to air, ground and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines and costs arising out of third-party claims for property or natural resource damage and personal injury, as a result of violations of or liabilities under environmental laws and regulations in connection with our or our lessees’ current or historical operations. Under some environmental laws in the U.S. and certain other countries, the owner or operator of a container may be liable for environmental damage, cleanup or other costs in the event of a spill or discharge of material from the container without regard to the fault of the owner or operator. While we typically maintain certain limited liability insurance and typically require lessees to provide us with indemnity against certain losses, the insurance coverage may not be sufficient to protect against any or all liabilities and such indemnities may not be sufficient, or available, to protect us against losses arising from environmental damage. Moreover, our lessees may not have adequate resources, or may refuse to honor their indemnity obligations and our insurance coverage is subject to large deductibles, coverage limits and significant exclusions.

We could face litigation involving our management of containers for container investors.

We manage containers for container investors under management agreements that are negotiated with each container investor. We make no assurances to container investors that they will make any amount of profit on their investment or that our management activities will result in any particular level of income or return of their initial capital. We believe that as the number of containers that we manage for container investors increases, the possibility that we may be drawn into litigation relating to these managed containers may also increase. Although our management agreements contain contractual protections and indemnities that are designed to limit our exposure to such litigation, such provisions may not be effective and we may be subject to a significant loss in a successful litigation by a container investor. In addition, we currently are in litigation regarding prior management of assets for certain terminated limited partnerships.

Certain liens may arise on our containers.

Depot operators, manufacturers, repairmen and transporters may come into possession of our containers from time to time and have amounts due to them from the lessees or sublessees of the containers. In the event of nonpayment of those charges by the lessees or sublessees, we may be delayed in, or entirely barred from, repossessing the containers, or be required to make payments or incur expenses to discharge such liens on our containers.

We may not always pay dividends on our common shares.

We may not be able to pay future dividends because they depend on future earnings, capital requirements, and financial condition. The declaration and payment of future dividends is at the discretion of our board of directors and will be dependent on our future operating results and the cash requirements of our business. There are a number of factors that can affect our ability to pay dividends and there is no guarantee that we will pay dividends in any given year. In addition, we will not pay dividends in the event we are not allowed to do so under Bermuda law, are in default under (or such payment would cause a default under) our revolving credit facility, or if such payment would cause us to breach any of our covenants. These covenants include certain financial covenants, which would be directly affected by the payment of dividends, such as (i) a minimum net worth level

(which level would decrease by the amount of any dividend paid), (ii) a maximum ratio of consolidated funded debt to consolidated tangible net worth (which amount would decrease by the amount of any dividend paid) and (iii) a minimum ratio of certain income (which amount would decrease by the amount of any dividend paid) to current obligations. The reduction or elimination of dividends may negatively affect the market price of our common shares. Furthermore, since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends.

Risks Related to Our Common Shares

The market price and trading volume of our common shares, which may be affected by market conditions beyond our control, have been volatile and could continue to remain volatile.

The market price of our common shares has been, and may continue to be highly volatile and subject to wide fluctuations. In addition, the trading volume in our common shares has fluctuated and may continue to fluctuate, causing significant price variations to occur. Since our initial public offering, our common shares have fluctuated from a low of $10.80 per share to a high of $17.00 per share. If the market price of the shares declines significantly, the value of an investment in our common shares would decline. The market price of our common shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our common shares or result in fluctuations in the price or trading volume of our common shares include:

•	variations in our quarterly operating results;

•	failure to meet our earnings estimates;

•	publication of research reports about us, other intermodal container lessors or the container shipping industry or the failure of securities analysts to cover our common shares or our industry;

•	additions or departures of key management personnel;

•	adverse market reaction to any indebtedness we may incur or preference or common shares we may issue in the future;

•	changes in our dividend payment policy or failure to execute our existing policy;

•	actions by shareholders;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

•	speculation in the press or investment community; and

•	changes or proposed changes in laws or regulations affecting the container shipping industry or enforcement of these laws and regulations, or announcements relating to these matters.

In the past, the stock market has experienced extreme price and volume fluctuations. These market fluctuations could result in extreme volatility in the trading price of the shares, which could cause a decline in the value of your investment. You should also be aware that price volatility may be greater if the public float and trading volume of our common shares are low.

One of our shareholders, Halco Holdings Inc., a company owned by a trust in which Trencor and certain of its affiliates are discretionary beneficiaries and could act in a manner with which other shareholders may disagree or that is not necessarily in the interests of other shareholders.

Halco Holdings Inc. (“Halco”) currently beneficially owns approximately 62.6% of our issued and outstanding common shares. Accordingly, Halco has the ability to influence the outcome of matters submitted to our shareholders for approval, including the election of directors and any amalgamation, merger, consolidation or sale of all or substantially all of our assets. Six of our eleven directors are also directors of Trencor. In addition, Halco has the ability to control the management and affairs of our company. Halco may have interests that are different from yours. For example, it may support proposals and actions with which you may disagree or which are not in your interests as a shareholder of our company. The concentration of ownership could delay or prevent a change in control of us or otherwise discourage a potential acquiror from attempting to obtain control of us, which in turn could reduce the price of our common shares.

Affiliates of Halco and Trencor may compete with us and compete with some of our customers.

Halco and Trencor, through their affiliates, are free to compete with us, and have engaged in the past and will likely continue to engage in businesses that are similar to ours. In particular, Leased Assets Pool Company Limited (“LAPCO”), an affiliate of Halco, owns containers, has competed against us and our customers through its investment in containers and has used our competitors to manage some of its containers in the past. Thus, although we have a management agreement with LAPCO to manage a majority of its containers, we expect that we will continue to compete with LAPCO in the future, which may result in various conflicts of interest.

Our current management and share ownership structure may create conflicts of interest.

Six of our eleven directors are also directors of Trencor. These directors owe fiduciary duties to each company and may have conflicts of interest in matters involving or affecting us and Trencor, including matters arising under our agreements with Trencor and its affiliates. In addition, to the extent that some of these directors may own shares in Trencor, they may have conflicts of interest when faced with decisions that could have different implications for Trencor than they do for us. Furthermore, Trencor, as a South African company, endorses for itself and for its subsidiaries, the Code of Corporate Practices and Conduct in the King II Report on Corporate Governance. The King II Report on Corporate Governance is a document promulgated by the South African Institute of Directors which, among other things, suggests that corporations in their corporate decision-making consider the following stakeholders in addition to the owners of shares: parties who contract with the enterprise; parties who have a non-contractual nexus with the enterprise (including civic society and the environment); and the state. Trencor may seek to or be required to impose these corporate governance practices on us, which may result in constraints on management and may involve significant costs. Your interests as a holder of our common shares may not align with the interests of Trencor and its affiliates and shareholders.

We are a holding company with no material direct operations and rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations and to pay dividends.

We are a holding company with no material direct operations. Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries, which own our operating assets. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations and to pay dividends on our common shares. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions. If we are unable to obtain funds from our subsidiaries, we may be unable to, or our board may exercise its discretion not to, pay dividends on our common shares.

Our ability to issue securities in the future may be materially constrained by Trencor’s South African currency restrictions and JSE Listings Requirements.

Trencor, a South African company listed on the JSE, has beneficiary interest in a majority of our share capital. Six of our eleven directors are also directors of Trencor. Both South African exchange control authorities and the JSE impose certain restrictions on Trencor.

South Africa’s exchange control regulations provide for restrictions on exporting capital from South Africa. These restrictions require Trencor to obtain approval from South African exchange control authorities before engaging in transactions that would result in dilution of their share interest in us below certain thresholds, whether through their sale of their own shareholdings or through their approval of our issuance of new shares. The exchange control authorities may decide not to grant such approval if a proposed transaction were to dilute Trencor’s beneficiary interest in us below certain levels. While the South African government has, to some extent, relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. The above requirements could restrict or limit our ability to issue new shares. In addition, Trencor is required to comply with JSE Listings Requirements in connection with its holding or sale of our common shares.

Trencor currently has an indirect beneficiary interest in 62.6% of our issued and outstanding shares. The above requirements could limit our financial flexibility by, among other things, impacting our future ability to raise funds through the issuance of securities, preventing or limiting the use of our common shares as consideration in acquisitions, and limiting our use of option grants and restricted share grants to our directors, officers and other employees as incentives to improve the financial performance of our company.

It may not be possible for investors to enforce U.S. judgments against us.

We and all of our subsidiaries, except Textainer Equipment Management (U.S.) Limited, Textainer Capital Corporation and Textainer Financial Services Corporation, are incorporated in jurisdictions outside the U.S. A substantial portion of our assets and those of our subsidiaries are located outside of the U.S. In addition, most of our directors are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our non-U.S. subsidiaries, or our directors, or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws, or would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

We are a foreign private issuer and, as a result, under New York Stock Exchange (“NYSE”) rules, we are not required to comply with certain corporate governance requirements.

As a foreign private issuer, we are permitted by the NYSE to comply with Bermuda corporate governance practice in lieu of complying with certain NYSE corporate governance requirements. This means that we are not required to comply with NYSE requirements that:

•	the board of directors consists of a majority of independent directors;

•	independent directors meet in regularly scheduled executive sessions;

•

the audit committee satisfy NYSE standards for independence (although we must still comply with independence standards pursuant to Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”));

•	the audit committee have a written charter addressing the committee’s purpose and responsibilities;

•	we have a nominating and corporate governance committee composed of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	we have a compensation committee composed of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	we establish corporate governance guidelines and a code of business conduct;

•	our shareholders approve any equity compensation plans; and

•	there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

Our board of directors has adopted an audit committee charter, a compensation committee charter and a nominating and governance committee charter. However, we use some of the exemptions available to a foreign private issuer. As a result, our board of directors may not consist of a majority of independent directors and our compensation committee may not consist of any or a majority of independent directors. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Market interest rates may have an effect on the trading value of our common shares.

One of the factors that investors may consider in deciding whether to buy or sell our common shares is our dividend rate, as a percentage of our share price, relative to market interest rates. If market interest rates increase, prospective investors may demand a higher dividend yield on our common shares or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and capital market conditions can affect the market value of our common shares.

If securities analysts do not publish research or reports about our business or if they change their financial estimates or investment recommendation, the price of our common shares could decline.

The trading market for our common shares relies in part on the research and reports that industry or financial analysts publish about us or our business. We do not control or influence the decisions or opinions of these analysts and analysts may not cover us. If any analyst who covers us changes his or her financial estimates or investment recommendation, the price of our common shares could decline. If any analyst ceases coverage of our company or our industry, we could lose visibility in the market, which in turn could cause our share price to decline.

Implementation of required public company corporate governance and financial reporting practices and policies will increase our costs, and we may be unable to provide the required financial information in a timely and reliable manner.

As a result of our initial public offering, we have become subject to the reporting requirements of the Exchange Act and the other rules and regulations of the SEC. The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), has adopted rules that will require us to conduct an assessment by management of the effectiveness of our internal controls over financial reporting. In addition, our independent auditors must attest to and report on the effectiveness of such internal controls over financial reporting. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company. If we are not able to implement the requirements of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent auditors may not be able to attest as to the effectiveness of our internal controls over financial reporting. This result may subject us to adverse regulatory consequences, and could lead to a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. We could also suffer a loss of confidence in the reliability of our financial statements if we disclose material weaknesses or significant deficiencies in our internal controls. In addition, if we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner or otherwise comply with the standards applicable to us as a public company. Any failure by us to timely provide the required financial information could materially and adversely impact our financial condition and the market value of our common shares. Furthermore, testing and maintaining internal controls can divert our management’s attention from other matters that are important to our business. We also expect these regulations to increase our legal and financial compliance costs, make it more difficult to attract and retain qualified officers and directors, particularly to serve on our audit committee, and make some activities more difficult, time consuming and costly.

A large number of shares are restricted from immediate resale but may be sold into the market in the near future. We may also issue additional shares without your approval. This could cause the market price of our common shares to decline significantly.

As a result of our initial public offering, we have 47,604,640 common shares issued and outstanding. Of the aggregate 9,000,000 common shares sold in our initial public offering, 2,100,000 shares were sold to Halco, which is our affiliate, and therefore these shares are not freely tradable in the public market. These shares are subject to the 180 day lock-up agreement that Halco signed with the representatives of the underwriters in connection with our initial public offering.

In connection with our initial public offering, our officers, directors and existing pre-IPO shareholders representing 96.6% of the pre-initial public offering shares entered into lock-up agreements providing that they will not sell any of our common shares until 180 days from the date of our initial public offering, without the prior written consent of the representatives of the underwriters. The representatives of the underwriters may release the shares subject to the lock-up agreements in whole or in part at any time without prior public notice.

On December 10, 2008, we filed a registration statement on Form S-8 under the Securities Act of 1933, as amended, to register the common shares that we may issue in the future under our 2007 Share Incentive Plan, and such registration statement became effective upon filing. We have reserved a maximum of 8% of our issued and outstanding common shares as of 45 days after the completion of our initial public offering for issuance under our 2007 Share Incentive Plan. Upon registering new common shares that we may issue under this plan, those shares are freely tradable upon issuance. If this causes a large number of our common shares to be sold in the public market, or if there is an expectation of such sales, the sales or expectations of sales, could reduce the trading price of our common shares and impede our ability to raise future capital.

Our board of directors and management have broad discretion in using the proceeds from our initial public offering, which might not be used in ways that improve our operating results or increase our market value. Investors must rely on the judgment of our board of directors and management regarding the application of the proceeds from our initial public offering.

We have used or intend to use the net proceeds from our initial public offering:

•	to repay the debt incurred to fund our purchase of the exclusive rights to manage the container fleet of Capital from Green Eagle Investments N.V., which acquisition closed on July 23, 2007;

•	to fund the purchase of half of the interests held by FB Transportation Capital LLC (“FB”) in our subsidiary, Textainer Marine Containers Limited;

•	to fund fleet expansion and acquisitions of complementary businesses, products, technologies or other assets; and

•	for general corporate purposes, including repayment of debt, working capital and capital expenditures.

However, our board of directors and management have broad discretion in applying the net proceeds we received from our initial public offering and may spend the proceeds for corporate purposes that do not necessarily improve our operating results or enhance the value of our common shares, or allocate the net proceeds in a manner with which you do not agree.

We have anti-takeover provisions in our bye-laws that may discourage a change of control.

Bermuda law and our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These include provisions:

•	requiring the approval of not less than 66% of our shareholders for a merger or amalgamation transaction that has not been approved by our board of directors;

•

prohibiting us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person becomes an interested shareholder, unless certain conditions are met;

•	authorizing our board of directors to issue blank-check preference shares without shareholder approval;

•	establishing a classified board with staggered three-year terms;

•

only authorizing the removal of directors (i) for cause by the affirmative vote of the holders of a majority of the votes cast at a meeting or (ii) without cause by the affirmative vote of the holders of 66% of the common shares then issued and outstanding and entitled to vote on the resolution; and

•	establishing advance notice requirements for nominations for election to our board of directors.

These provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and/or our board of directors. Public shareholders who might desire to participate in these types of transactions may not have an opportunity to do so. These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

As a shareholder of our company, you may have greater difficulties in protecting your interests than as a shareholder of a U.S. corporation.

The Companies Act 1981 of Bermuda, as amended (the “Companies Act”), applies to our company and differs in material respects from laws generally applicable to U.S. corporations and their shareholders. Taken together with the provisions of our bye-laws, some of these differences may result in your having greater difficulties in protecting your interests as a shareholder of our company than you would have as a shareholder of a U.S. corporation. This affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with our company, what approvals are required for business combinations by our company with a large shareholder or a wholly-owned subsidiary, what rights you may have as a shareholder to enforce specified provisions of the Companies Act or our bye-laws, and the circumstances under which we may indemnify our directors and officers.

Our bye-laws restrict shareholders from bringing legal action against our officers and directors.

Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our business began operations in 1979. We reorganized our business in 1993 and incorporated Textainer Group Holdings Limited under the laws of Bermuda as a holding company of a group of corporations involved in the purchase, ownership, management, leasing and disposal of a fleet of intermodal containers. Textainer Group Holdings Limited is incorporated with an indefinite duration under registration number EC18896. Our common shares are listed on the NYSE. Our registered office is located at 16 Par-La-Ville Road, Hamilton HM HX Bermuda and our telephone number is (441) 296-2500.

We have three directly owned subsidiaries:

•

Textainer Equipment Management Limited, our wholly-owned subsidiary incorporated in Bermuda, which provides container management, acquisition and disposal services to affiliated and unaffiliated container investors;

•

Textainer Limited, our wholly-owned subsidiary incorporated in Bermuda, which owns containers directly and via a subsidiary, Textainer Marine Containers Limited, which is jointly owned with FB Transportation Capital LLC, a Delaware corporation; and

•

Textainer Capital Corporation, our wholly-owned subsidiary incorporated in Delaware, which together with its subsidiary, was the former managing general partner of six California limited partnerships formed to invest in transportation equipment and which are now dissolved. This entity is currently not actively operating.

The information contained on, or that can be accessed through, our website, included but not limited to www.textainer.com, is not incorporated into and is not intended to be a part of this Annual Report on Form 20-F.

Significant Events

On July 1, 2006, we purchased the exclusive rights to manage the approximately 315,000 TEU (“twenty foot equivalent unit”) container fleet of Gateway Management Services Limited for $19.0 million (the “Gateway Transaction”). The purchase price will be fully amortized over the expected 11-year life of the contract on a pro-rata basis to the expected management fees.

On July 23, 2007, we purchased the exclusive rights to manage the container fleet of Capital Lease Limited, Hong Kong (“Capital”) from Green Eagle Investments N.V., an investment vehicle of DVB Bank America N.V. (the “Capital Transaction”), which concurrently purchased all of the outstanding capital shares of Capital for $56.0 million. Capital was the world’s eighth largest container leasing company as measured by fleet size according to Containerisation International Market Analysis: Container Leasing Market 2007, with over 500,000 TEU in its fleet. We began management of the Capital fleet on September 1, 2007. With this addition, we have over 2,000,000 TEU in our fleet. We funded the $56.0 million purchase price through a borrowing under our secured debt facility, subsequently repaid with a portion of the proceeds from our initial public offering. The purchase price will be fully amortized over the expected 12-year life of the contract on a pro-rata basis to the expected management fees.

The U.S. military informed us in August and September of 2007 that 27,925 containers that they leased from us were unaccounted for. Of this total, 10,604 were owned containers, 12,657 were managed for third party owners and 4,664 were subleased. Per the terms of our contract with the U.S. military, they paid a stipulated value for each of these containers. Due to the loss of these containers, future rental income from the U.S. military on these containers will cease, but we did record a $4.6 million gain on the owned and subleased portion of these unaccounted for containers during the quarterly period ended September 30, 2007.

On September 4, 2007, our shareholders approved a one-for-one share split, effected by way of a share dividend or bonus issue, for shareholders of record as of August 8, 2007. All shares and per share data in this

Annual Report on Form 20-F, including the consolidated financial statements, have been adjusted to reflect the share split, effected by way of a share dividend or bonus issue.

We completed an initial public offering (“IPO”) of our common shares at $16.50 per share on October 15, 2007 and listed our common shares on the New York Stock Exchange under the symbol “TGH.” We sold an aggregate of 9,000,000 common shares and generated proceeds of $138.0 million, after deducting underwriting discounts and other offering expenses.

On November 1, 2007, our wholly owned subsidiary, Textainer Limited (“TL”) purchased 3,000 additional Class A shares of Textainer Marine Containers Limited (“TMCL”) for cash consideration of $71.1 million. TMCL, which operated as a joint venture between TL and FB Transportation Capital LLC (“Fortis”), is engaged in the business of owning and leasing marine containers. TL’s total ownership interest in class A common shares before and after the step acquisition was 50% and 75%, respectively. We have consolidated TMCL since the inception of the entity in 2001. We accounted for this transaction as a step acquisition, allocating the purchase price based on the fair value of the assets and liabilities acquired in proportion to the percentage of shares acquired. As a result of this purchase, TL and Fortis now hold voting interests in TMCL of 75% and 25%, respectively. In addition, voting matters related to commencing bankruptcy proceedings and amending related board and shareholder meeting requirements require the approval of a separate Class C common shareholder, which does not have any economic ownership interest in TMCL. We anticipate the reduction in minority interest will result in lower minority interest expense in future periods. We do not believe the purchase price adjustments recorded will have a material impact on the results of operations of future periods.

On January 3, 2008, we announced that we had re-entered the refrigerated container market, which we had exited in the 1990’s, because we perceive conditions in that market to now be favorable. We expect to purchase about $30 million of new refrigerated containers.

Principal Capital Expenditures

Our capital expenditures for containers and fixed assets for fiscal years 2007, 2006 and 2005 were $207.2 million, $104.8 million and $158.2 million, respectively. We received proceeds from the sale of containers and fixed assets for fiscal years 2007, 2006 and 2005 of $70.2 million, $34.1 million and $30.8 million, respectively. In addition, we announced on January 3, 2008 that we had re-entered the refrigerated container market, which we had exited in the 1990’s. We are currently expanding our container fleet to include refrigerated containers.

As all of our containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of our long-lived assets are considered to be international with no single country of use. Our capital requirements are primarily financed through cash flows from operations, our $300 million secured debt facility and our $75 million revolving credit facility.

B.	Business Overview

Our Company

Operating since 1979, we are the world’s largest lessor of intermodal containers based on fleet size (Containerisation International Market Analysis: Container Leasing Market 2007 ), with a total fleet of more than 1.3 million containers, representing over 2,000,000 TEU. We lease containers to more than 400 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by the total TEU capacity of their container vessels (“container vessel fleet size”). We believe we are one of the most reliable lessors of containers, in terms of consistently being able to supply containers in locations where our customers need them. We have provided an average of more than 100,000 TEU of new containers per year for the past 10 years, and have been one of the largest purchasers of new containers among container lessors over the same period. We believe we are also one of the two largest sellers of used containers among container lessors, having sold an average of more than 53,000 containers per year for the last five years. We provide our services worldwide via a network of 14 regional and area offices and over 350 independent depots in more than 130 locations. Trencor, a company publicly traded on the JSE Limited (the “JSE”) in Johannesburg, South Africa, and its affiliates currently have beneficiary interest in a majority of our issued and outstanding common shares.

We operate our business in four core segments.

•	Container Ownership. As of December 31, 2007, we owned containers accounting for approximately 40% of our fleet.

•

Container Management. As of December 31, 2007, we managed containers on behalf of 12 container investors, providing acquisition, management and disposal services. These managed containers account for the remaining 60% of our fleet.

•

Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering location, sale price, the cost of repair, and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

•

Military Management. We lease containers to the U.S. military pursuant to the SDDC contract and earn a fee for supplying and managing its fleet of leased containers. We are the main supplier of leased intermodal containers to the U.S. military.

Our total revenues primarily consist of leasing revenues derived from the lease of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties, equipment resale and military management. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates and utilization. Our operating costs primarily consist of depreciation and amortization, interest expense, direct operating expenses and administrative expenses. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

We believe that our strategy of owning containers as well as managing containers for other container investors offers several benefits, including:

•	a larger fleet, which enables us to serve our shipping line customers more effectively;

•	enhanced franchise value, market presence and economies of scale associated with a larger fleet;

•	the ability to leverage our existing infrastructure and workforce without increasing the capital at risk; and

•	a more balanced revenue and expense model.

In general, owning containers during periods of high demand for containers provides higher margins than managing containers, since we receive lease revenues for the containers that we own but only a percentage of the net operating income of the containers as a management fee for the containers that we manage. On the other hand, managing containers during periods of low demand for containers reduces the negative financial impact of such periods since the container investors bear the cost of owning the containers.

For 2007, we generated revenues, income from operations and income before taxes of $255.8 million, $125.5 million and $74.5 million, respectively. For 2007, the proportion of our income before taxes generated from Container Ownership, Container Management, Container Resale and Military Management operating segments was 62%, 22%, 13% and 3%, respectively, before taking inter-segment eliminations into consideration. As of December 31, 2007, the utilization of our owned fleet was 93.9%.

Our container lessees use containers for their global trade utilizing many worldwide trade routes. We earn our revenue from international carriers when the containers are in use and carrying cargo around the world. Substantially all of our leasing related revenues are denominated in U.S. dollars.

In the past, we have principally leased dry freight containers, which are by far the most common of the three principal types of intermodal containers. Dry freight intermodal containers are large, standardized steel boxes used to transport cargo by multiple modes of transportation, including ships, trains and trucks. On January 3, 2008, we announced that we had re-entered the refrigerated container market, which we had exited in the 1990’s. We are currently expanding our container fleet to include refrigerated containers. Refrigerated containers have integral refrigeration units on one end which generally plug into an outside power source and are used to transport perishable goods. Compared to traditional shipping methods, intermodal containers typically provide users with faster loading and unloading as well as some protection from weather and potential theft, thereby reducing both transportation costs and time to market for our lessees’ customers.

We primarily lease containers under four different types of leases. Term leases, which provide a customer with a specified number of containers for a specified period of time, typically ranging from three to five years, with an associated set of pick-up and drop-off conditions, represented 64.6% of our total on hire fleet as of December 31, 2007. Master leases, which provide a framework of terms and conditions valid for a specified period of time, typically one year, give customers greater flexibility than is typical in term leases and represented 29.1% of our total on hire fleet as of December 31, 2007. Spot leases, which provide the customers with containers for a relatively short lease period and fixed pick-up and drop-off locations, represented 3.6% of our total on hire fleet as of December 31, 2007. Finance leases, which provide customers an alternative means for purchasing containers, represented 2.7% of our total on hire fleet as of December 31, 2007.

Our expertise and flexibility in managing containers after their initial lease is an important factor in our success. Leasing new containers is relatively easy because initial leases for new containers typically cover large volumes of units and are fairly standardized transactions. However, to successfully compete in our industry, we must not only obtain favorable initial long-term leases for new containers, but also increase the return generated by these containers throughout their useful life in marine service and their ultimate sale into the secondary market. To do that, we focus on renewing or extending our long-term container leases beyond their expiration date (typically five years from the start of the lease). In addition, we attempt to negotiate favorable return provisions, maintain an active presence in the master and spot lease markets, and work to increase our options for disposing of off-lease containers so that we have attractive alternatives if it is not possible to achieve reasonable renewal or extension of terms with the current lessee. Unlike some of our competitors, we have the capability and the infrastructure to re-lease or dispose of our containers at comparatively attractive terms, which increases our leverage with the lessees.

We believe that we have the ability to reposition containers which are returned in lower demand locations to higher demand locations at relatively low cost as a result of our experienced logistics team. Our large customer base of more than 400 lessees increases our ability to re-lease containers under master and other short-term lease terms. Our contract to supply leased containers to the U.S. military enables us to supply containers in their demand locations, which are often lower demand locations for our shipping line customers. Our Resale Division is also positioned to sell the containers and optimize their residual value in multiple markets, including lower demand locations. This “life cycle” system of generating an attractive revenue stream from and achieving high utilization of our container fleet has enabled us to become the world’s largest container lessors and led to 21 consecutive years of profits.

Industry Overview

Containers are built in accordance with standard dimensions and weight specifications established by the International Organization for Standardization (ISO). The industry-standard measurement unit is the Twenty-Foot Equivalent Unit, or TEU, which compares the length of a container to a standard 20' container. For example, a 20' container is equivalent to one TEU and a 40' container is equivalent to two TEU. Standard dry freight containers are typically 8' wide, come in lengths of 20', 40' or 45' and are either 8'6" or 9'6" high. The three principal types of containers are described as follows:

•

Dry freight standard containers. A dry freight standard container is constructed of steel sides, roof, an end panel on one end and a set of doors on the other end, a wooden floor and a steel undercarriage. Dry freight standard containers are the least expensive and most commonly used type of container. They are used to carry general cargo, such as manufactured component parts, consumer staples, electronics and apparel. According to Containerisation International, World Container Census 2007, dry freight standard containers comprised approximately 89.2% of the worldwide container fleet, as measured in TEU, at mid-2006.

•

Dry freight specialized containers. Dry freight specialized containers consist of open-top and flat-rack containers. An open-top container is similar in construction to a dry freight standard container except that the roof is replaced with a tarpaulin supported by removable roof bows. A flat-rack container is a heavily reinforced steel platform with a wood deck and steel end panels. Open-top and flat-rack containers are generally used to transport heavy or oversized cargo, such as marble slabs, building products or machinery. According to Containerisation International, World Container Census 2007, dry freight specialized containers comprised approximately 3.8% of the worldwide container fleet, as measured in TEU, at mid-2006.

•

Other containers. Other containers include refrigerated containers, tank containers, 45' containers, pallet-wide containers and other types of containers. The two most prominent types of such containers are refrigerated containers and tank containers. A refrigerated container has an integral refrigeration unit on one end which generally plugs into an outside power source and is used to transport perishable goods. Tank containers are used to transport liquid bulk products such as chemicals, oils, and other liquids. According to Containerisation International, World Container Census 2007, other containers comprised approximately 7.0% of the worldwide container fleet, as measured in TEU, at mid-2006.

Containers provide a secure and cost-effective method of transportation because they can be used in multiple modes of transportation, making it possible to move cargo from a point of origin to a final destination without repeated unpacking and repacking. As a result, containers reduce transit time and freight and labor costs, as they permit faster loading and unloading of shipping vessels and more efficient utilization of transportation containers than traditional break bulk shipping methods. The protection provided by containers also reduces damage, loss and theft of cargo during shipment. While the useful economic life of containers varies based upon the damage and normal wear and tear suffered by the container, we estimate that the useful economic life for a standard dry freight container used in intermodal transportation is on average 12 years.

We believe that growth in the container shipping industry will continue due to several factors, including:

•	the movement in global manufacturing capacity toward lower labor cost areas such as the PRC and India;

•	the continued integration of developing high-growth economies into global trade patterns;

•	the general trend away from bulk shipping and migration to the use of containers; and

•	the gradual liberalization and integration of world trade.

Current trends in containerized shipbuilding also support expectations for increased container demand. In the early days of containerization, shipping lines usually required three sets of containers per ship capacity. For example, a 2,000 TEU ship might require 6,000 TEU of containers to support it. Simply stated, one set was on the ship, another set was waiting to be loaded on to the ship, and the third set had just been unloaded. Today, with more frequent sailings, improved information technology and much larger ships better able to reposition empty containers, modern shipping lines require just under two sets of containers to support each ship. Nevertheless, due to the dramatic increase in the number and size of new container ships entering service, the number of containers required to support the world container ship fleet has continued to grow.

According to Containerisation International, World Container Census 2007, container lessors owned approximately 42.5% of the total worldwide container fleet of 22.2 million TEU as of mid-2006. The percentage of leased containers utilized by shipping lines ranged from 43% to 54% from 1980 through 2006 and is expected to stay in the 42% to 43% range from 2007 to 2015. Given the uncertainty and variability of export volumes and the fact that shipping lines have difficulty in accurately forecasting their container requirements at different ports, the availability of containers for lease significantly reduces a shipping line’s need to purchase and maintain excess container inventory. In addition, leasing a portion of their total container fleets enables shipping lines to serve their manufacturer and retailer customers better by:

•	increasing flexibility to manage the availability and location of containers;

•	increasing the shipper’s ability to meet peak demand requirements, particularly prior to holidays such as Christmas and Chinese New Year; and

•	reducing their capital expenditures.

While international containerized trade has grown rapidly and been consistently positive for the last twenty-five years, the shipping business has been characterized by cyclical swings due to lengthy periods of excess or scarce vessel capacity. We believe that these sustained periods of vessel supply/demand imbalances are mainly a function of the multi-year ordering and production cycle associated with the manufacture of new vessels, which requires shipping lines to estimate market growth many years into the future. Container leasing companies are partially insulated from the risks of these shipping cycles by the relatively short production time associated with the manufacture of new containers. Lead-times for new container orders are typically only a few months, so the rate of new container ordering can be quickly adjusted to reflect unexpected market changes.

Additionally, for most leasing companies, the percentage of containers on long-term lease has grown over the past ten years, while the percentage on master lease has declined. We believe that a majority of all leased containers are under long-term lease today, compared with approximately 40% ten years ago. As a result, changes in utilization have become less volatile for most leasing companies.

According to “Containerisation International Market Analysis: Container Leasing Market 2007,” intermodal leasing companies, as ranked by total TEU, are as follows:

Company	TEU(1)
Textainer Group(2)	2,038
Triton Container Intl.	1,380
Florens Group(3)	1,107
GESeaCo	947
TAL International	936
Interpool Group(4)	708
CAI-Cont. Applications Inc.	624
Cronos Group	405
Gold Container	324
UES-Unit Equipment Services	269
GVC-Grandview Development	139
Carlisle Leasing	122
Amficon Leasing	114
Waterfront Cont. Leasing	100
Blue Sky Intermodal	88
XINES Ltd.	49
Other	539

Grand Total	9,889

(1)	TEU numbers in thousands.

(2)	Textainer TEU pro forma to include the addition of the containers of Capital for which we acquired management rights in July 2007.

(3)	Includes containers leased to Cosco Container Lines.

(4)	Includes containers on structured finance leases.

Competitive Strengths

We believe that we have the following competitive strengths:

•

One of our major strengths is our demonstrated ability to generate attractive revenue streams, relative to most of our competitors, throughout the economic life of a container in marine service, which in the past has averaged approximately twelve years. This strength is due to our large size and global scale, experienced management team, proprietary information technology systems, and strong customer relationships.

•

Largest Container Lessor. We operate the world’s largest fleet of leased intermodal containers. We believe that our scale, global presence, business model and long history have made us one of the more reliable suppliers of leased containers in our industry. We believe that these factors have historically enabled us to supply containers in locations around the world where our customers need them with some consistency.

•

Experienced Management Team. Our senior management has a long history in the industry. Our four most senior officers have an average of approximately 16 years of service with us and an average of 21 years in the container leasing industry. They have been through many business cycles, and understand the key drivers of the container leasing business.

•

Proprietary Information Technology Systems. We have developed proprietary IT systems that allow us to monitor container status and offer our customers a high level of service. Our systems include internet-based updates regarding container availability and booking status. We also have the ability to produce complete management reports for each portfolio of containers we own and manage.

•

Strong, Long-standing Relationships with Customers. Our scale, long presence in the business and reliability as a supplier of containers has resulted in strong relationships with our customers. Our top 25 customers, as measured by revenue, have leased containers from us for an average of over 22 years. Our customers include each of the world’s 20 largest shipping lines, as measured by container vessel fleet size.

•

We have the international coverage, organization and resources to handle a variety of types of leases. Thus, at the termination of a term lease, we have the ability to either negotiate extending the term lease, accept the return of and re-lease the container, or to sell the containers utilizing our particular expertise in this area. This flexibility allows us more avenues to deploy our containers and therefore better optimizes our return.

•

Lease Types and Structures. We structure our initial long-term leases of new containers in an effort to reduce the percentage of containers that can be returned in lower demand locations. Our large customer base and worldwide presence makes us well-positioned to re-lease off-lease containers into a variety of master leases and special leases with other customers. We utilize our expertise in logistics to reposition off-lease containers from lower demand to higher demand locations where they can be re-leased at more attractive terms. Many of the U.S. military’s demand locations are surplus locations for our shipping line customers. When containers are off-lease, we can re-lease them if the lease terms are acceptable, sell them at that location, or move them to a higher demand location or a better sale location.

•

Leading Seller of Used Containers. We believe we are one of the two largest sellers of used containers among container lessors. We believe that our experience in selling large quantities of containers at attractive prices generally optimizes the residual value of our fleet. It also enables us to serve some of our shipping line customers better by relieving them of the burden of disposing of their containers.

•

We are able to mitigate the effects of the cyclical container shipping/leasing industry on our profitability by striking a balance between owned and managed containers and generating revenue streams from diverse sources.

•

High Margin High Return Business Model. We believe that our business model of balancing the proportion of owned versus managed containers in our container fleet provides us over time with higher operating margins and higher returns on capital than would a model in which we only owned or only managed containers.

•

Diverse Revenue Streams. We derive revenues from leasing our owned containers, managing containers owned by third parties, buying and selling containers and supplying leased containers to the U.S. military. These multiple revenue streams provide for a diverse income base, mitigate the effects of our cyclical industry on our profitability and allow us to optimize our use of capital.

•

We have demonstrated our ability to increase the size of our container fleet by purchasing containers from container manufacturers and by acquiring existing container fleets or their management rights.

•

Strong, Long-standing Relationships with Manufacturers. As the leasing industry’s largest buyer of new containers, averaging more than 100,000 TEU per year for the past 10 years, we have developed strong relationships with container manufacturers. These relationships, along with our large volume buying power and solid financial structure, enable us to purchase containers at attractive prices and foster our ability to source containers during periods of high demand.

•

Experienced Consolidator. Over the past 20 years, we have concluded eight transactions involving other lessors’ container fleets or management rights over those fleets, representing over 1,150,000 TEU in total. This experience provides us with a competitive advantage over other lessors who are less experienced in taking over ownership or management of other container fleets. We have demonstrated the ability to efficiently identify, analyze, structure and integrate the equipment and lease portfolios of other lessors. For example, we integrated the container fleet formerly managed by Gateway Management Services Limited, comprising 315,000 TEU, in three weeks. Furthermore, due to the flexibility and scalability of our infrastructure, these transactions result in significant increases in revenue without corresponding increases in expenses.

Business Strategies

We intend to grow our business profitably by pursuing the following strategies:

•

Leverage Our Status as the Largest Intermodal Container Lessor and Consistent Purchaser in the Industry. While a number of our competitors’ purchasing patterns have fluctuated over time, we have been a consistent purchaser of containers and intend to continue to make regular purchases of containers to replace older containers and increase the size of our fleet, thereby maintaining what we believe to be one of the youngest fleet age profiles among major lessors. We believe that our scale, consistent purchasing habits, and maintenance of a young fleet age profile have provided us with a competitive advantage that we will continue to exploit by maintaining strong relationships with manufacturers and growing our market share with our existing customers.

•

Pursue Attractive Acquisitions. We will continue to seek to identify and acquire attractive portfolios of containers, both on an owned and on a managed basis, to allow us to grow our fleet profitably. There has been significant consolidation in our industry. We believe that this trend will continue and will likely offer us opportunities for growth.

•

Continue to Focus on Operating Efficiency. We have a low cost structure, having brought down our fleet management cost from $0.097 per CEU per day to $0.043 per CEU per day and grown the number of CEU in our fleet per employee from 3,206 to 15,094, in each case over the last 10 years. Furthermore, we believe that we can continue to grow our fleet and therefore our revenue without a proportionate increase in our headcount, thereby spreading our operating expenses over a larger base and helping to improve our profitability.

•

Grow Our Container Resale Business. Our container resale and trading business is a significant source of profits. We look to sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sales price, cost of repair, and possible repositioning expenses. In order to improve the sales price of our containers, we often move them from the location where they are returned by the lessee to another location that has a higher market price. We benefit not only as a result of the increased sales price but also because we often receive rental revenue from a shipping line for the one-way lease of the container. We also buy and lease or resell containers from shipping line customers, container traders and other sellers of containers. We attempt to improve the sales price of these containers in the same manner as with containers from our fleet.

•

Grow Our U.S. Military Management Business. Our status as the main provider of leased intermodal containers to the U.S. military has resulted in a complementary source of demand for containers, usually in locations with lower shipping line demand, which grants us more flexibility in managing the remainder of our fleet. We seek to broaden and deepen our relationship with the U.S. military in order to provide the best possible customer service, while continuing to grow the business. We are currently in the fourth year of the SDDC contract, which, subject to yearly performance review and contract confirmation, may be renewed by the U.S. military on a yearly basis for a total contract period of up to ten years. Our latest performance rating in 2007 was “Excellent” with a score of 95%.

•

Maintain Access to Diverse Sources of Capital. We have successfully utilized a wide variety of financing alternatives to fund our growth, including secured and unsecured debt financings, bank financing, and equity from third party investors in containers. We believe this diversity of funding, combined with our anticipated access to the public equity markets, provides us with an advantage in terms of both cost and availability of capital.

Operations

We operate our business through a network of 14 regional and area offices and over 350 independent depots in more than 130 locations. We maintain four regional offices as follows:

•	Americas Region in Hackensack, New Jersey, responsible for North and South America;

•	European Region in London responsible for Europe, the Mediterranean, the Middle East, and Africa;

•	North Asia Region in Yokohama responsible for Japan, South Korea, and Taiwan; and

•	South Asia Region in Singapore, responsible for Southeast Asia, the PRC (including Hong Kong) and Australia.

Regional vice presidents are in charge of regional leasing and operations. Marketing directors and assistants located in the region and area offices handle day-to-day marketing and collection activities. Our operations include a global sales force, container operations group, container resale group, and logistics services group. Our principal administrative office is located in San Francisco, California. Our registered office is in Hamilton, Bermuda.

Our Container Fleet

As of December 31, 2007, we operated 2,039,759 TEU. We attempt to continually invest in our container fleet each year in an effort to replace the older containers being retired from marine service and to build our fleet size. We purchased an average of 100,000 TEU per year over the past 10 years. Our ability to invest in our fleet on a consistent basis has been instrumental in our becoming the world’s largest container lessor. Our container fleet consists primarily of standard dry freight containers. However, as part of our re-entry into the refrigerated container market, which we announced on January 3, 2008, we are currently expanding our fleet to include refrigerated containers. The containers that we lease are either owned outright by us, owned by third parties and managed by us or leased-in from third parties. The table below summarizes the composition of our fleet, in TEU, by type of containers as of December 31, 2007 (unaudited):

	Standard Dry Freight	Dry Freight Specialized	Total	Percent of Total Fleet
Managed	1,150,386	12,474	1,162,860	57.0%
Owned	819,277	5,307	824,584	40.4%
Finance leases and sub-leased units	51,969	346	52,315	2.6%

Total fleet	2,021,632	18,127	2,039,759	100.0%

Our containers are designed to meet a number of criteria outlined by the ISO. The standard criteria include the size of the container and the gross weight rating of the container. This standardization ensures that the widest possible number of transporters can use containers and it facilitates container and vessel sharing by the shipping lines. The standardization of the container is also an important element of the container leasing business since we can operate one fleet of containers that can be used by all of our major customers.

Maintenance and repair of our containers is performed by independent depots that we retain in major port areas and in-land locations. Such depots also handle and inspect containers that are either picked up or redelivered by lessees, and store containers that are not leased.

Our Leases

Most of our revenues are derived from leasing our fleet of containers to our core shipping line customers. The vast majority of our container leases are structured as operating leases, though we also provide customers with finance leases. Regardless of lease type, we seek to exceed our targeted return on our owned and managed containers over the life of each container by managing container utilization, lease rates, drop-off restrictions and the used container sale process. We lease containers under three different types of operating leases and also under finance leases.

Term leases

Term leases provide a customer with a specified number of containers for a specified period, typically ranging from three to five years, with an associated set of pick-up and drop-off conditions. Our term leases generally require our lessees to maintain all units on lease for the duration of the lease. Such leases provide us with enhanced cash flow certainty due to their extended duration and typically carry lower per diem rates than other lease types. As of December 31, 2007, 64.6% of our total on hire fleet, as measured in TEU, was on term leases.

As of December 31, 2007, our term leases had an average remaining duration of 2.0 years, assuming no leases are renewed. However, we believe that many of our customers will renew leases for containers that are less than sale age at the expiration of the lease. In addition, our containers typically remain on-hire at the contractual per diem rate for an average of an additional 17 months beyond the end of the contractual lease term, for leases that are not extended, due to the logistical requirements our customers face by having to return containers to specific drop-off locations.

The following are the minimum future rentals for our total fleet at December 31, 2007, due under long-term leases (in thousands):

2008	$73,774
2009	54,275
2010	34,859
2011	23,868
2012 and thereafter	9,116

$195,892

Some of our term leases give our customers Early Termination Options (“ETOs”). If exercised, ETOs allow customers to return containers prior to the expiration of the term lease. However, if an ETO is exercised, the customer is required to pay a penalty per diem rate that is applied retroactively to the beginning of the lease. As a result of this retroactive penalty, ETOs have historically rarely been exercised.

Master leases

Master leases provide a framework of terms and conditions pursuant to which lessees can lease containers on an as-needed basis for unspecified periods of time. Master lease terms and conditions are valid for a set period, typically one year, and provide the lessee with greater flexibility than is typical in term leases. Under our master leases, lessees know in advance their per diem rates and drop-off locations, subject to monthly drop-off port limits. In addition, under these master lease agreements, the lessee is generally not committed to leasing a minimum number of containers from us during the lease term and may generally return the containers to us at any time, subject to certain restrictions. Due to their flexibility and duration, master leases command higher per diem rates than term leases. A subset of master leases is our special leases, which are predominately round-trip Asia leases, allowing customers to return containers at any time but with restrictions on drop-off locations, generally in higher demand locations in Asia. As of December 31, 2007, 29.1% of our total on-hire fleet, as measured in TEU, was on master leases.

Spot leases

Spot leases provide the customer with containers for a relatively short lease period, and fixed pick-up and drop-off locations. Spot leases are generally used to position a container to a desired location for subsequent lease or sale. As of December 31, 2007, 3.6% of our total on hire fleet, as measured in TEU, was on spot leases.

Finance Leases

Finance leases provide our lessees with an alternative method to finance their container acquisitions. Finance leases are long-term in nature, typically ranging from three to eight years, usually the remainder of the container’s useful life in marine services, and require relatively little customer service attention. They ordinarily require fixed payments over a defined period and provide lessees with a right to purchase the subject containers for a nominal amount at the end of the lease term. Per diem rates include an element of repayment of capital and, therefore, typically are higher than rates charged under term leases. Finance leases require the container lessee to keep the containers on lease for the entire term of the lease. Finance leases are reflected as “Net investment in direct finance leases” on our balance sheet. As of December 31, 2007, approximately 2.7% of our total on hire fleet, as measured in TEU, was on finance leases with an average remaining term of 1.8 years.

Damage Protection

Under all of our leases, our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities. Any damage must be repaired at the expense of the lessee according to standardized guidelines promulgated by the Institute of International Container Lessors (“IICL”). Lessees are also required to obtain insurance to cover loss of the equipment on lease, public liability and property damage insurance as well as indemnify us from claims related to their usage of the leased containers. In some cases, DPP is provided whereby the lessee pays us (in the form of either a higher per-diem rate or a fixed one-time payment upon the return of a container) to assume a portion of the financial burden of repairs up to a pre-negotiated amount. This DPP does not cover damages from war or war risks, loss of a container, constructive total loss of the container, damages caused by contamination or corrosion from cargo, damages to movable parts and any costs incurred in removing labels, which are all responsibilities of the lessees. DPP is generally cancelable by either party with prior written notice. Maintenance is monitored through inspections at the time that a container is leased out and returned. We also maintain our own insurance to cover our containers when they are not on-hire to lessees or when the lessee fails to have adequate primary coverage, and third-party liability insurance for both on-hire and off-hire containers. In addition, we maintain insurance that would cover loss of revenue as a result of default under all of our leases, as well as the recovery cost or replacement value of all of our containers.

Lease Agreements

In general, our lease agreements consist of two basic elements, a master terms and conditions lease agreement, or a “Master Agreement,” and a lease schedule. Lease schedules contain the business terms (including daily rate, term duration and drop-off schedule, among other things) for specific leasing transactions, while Master Agreements outline the general rights and obligations of the lessor and lessee under all of the lease schedules covered by the Master Agreement. For most customers, we have a small number of Master Agreements (often one) and a large number of lease schedules.

Our standard Master Agreements generally require the lessees to pay rentals, depot charges, taxes and other charges when due, to maintain the containers in good condition and repair, to return the containers in good condition in accordance with the return conditions set forth in the Master Agreement, to use the containers in compliance with all laws, and to pay us for the value of the container as determined by us if the container is lost or destroyed. The default clause gives us certain legal remedies in the event that the lessee is in breach of the lease.

Re-leasing, Logistics and Depot Management

We believe that managing the period after termination of our containers’ first lease is one of the most important aspects of our business. The container shipping industry is characterized by large regional trade imbalances, with loaded containers generally flowing from export-oriented economies in Asia to North America and Western Europe. Because of these trade imbalances, container shipping lines have an incentive to return leased containers in North America and Western Europe to avoid the cost of shipping empty containers back to Asia. Successful management of the deployment of our containers after they come off their first lease requires disciplined re-leasing capabilities, logistics management, depot management, careful cost control and effective sales of used containers.

Re-leasing

Since our leases allow our lessees to return their containers, we typically lease a container several times during the time that it is part of our fleet. New containers can usually be leased with a limited sales and customer service infrastructure because initial leases for new containers typically cover large volumes of units and are fairly standardized transactions. Used containers, on the other hand, are typically leased in smaller transactions that are structured to accommodate pick-ups and returns in a variety of locations. Our utilization rates depend on our re-leasing capabilities. Factors that affect our ability to re-lease used containers include the size of our lessee base, ability to anticipate lessee needs, our presence in relevant geographic locations and the level of service we provide our lessees. We believe that our global presence and relationships with over 400 container lessees provide us an advantage in re-leasing our containers relative to many of our smaller competitors.

Logistics

Other methods of reducing off-lease risks include:

•

Limiting or prohibiting container returns to low-demand areas. In order to reduce our repositioning costs, our leases typically include a prohibition on returning containers to specific locations, limitations on the number of containers that may be returned to lower demand locations, drop-off charges for returning containers to lower demand locations or a combination of these provisions.

•

Taking advantage of a robust secondary resale market when available. In order to optimize the investment return on a container, we have sold containers in our excess inventory when an analysis indicates it is financially more attractive than attempting to re-lease the container.

•

Seeking one-way lease opportunities to move containers from lower demand locations to higher demand locations. One-way leases may include incentives, such as free days, credits and damage waivers. The cost of offering these incentives is generally less than the cost we would incur if we were to pay to reposition the containers. We also use one way leases to move containers from locations where the market price for selling containers is low to locations with a higher market price for containers, to improve the resale value of the containers.

•

Paying to reposition our containers to higher demand locations. At locations where our inventories remain high, despite the efforts described above, we will selectively choose to reposition excess containers to locations with higher demand.

•

Consistently purchasing containers in the PRC. We purchase almost all of our new containers from manufacturers in the PRC. Certain ports in the PRC, including the locations where we purchase containers, are also generally higher demand locations. By consistently purchasing containers in the PRC, we have increased flexibility to reposition our existing containers to other higher demand locations while still maintaining good coverage of the locations in the PRC.

•

Diversifying our customers. We have sought to diversify our customers and correspondingly, the locations where containers are needed around the world. The U.S. military often requires containers in lower demand areas, which then allows us more flexibility in repositioning our containers.

Depot Management

As of December 31, 2007, we managed our container fleet through more than 350 independent container depot facilities in more than 130 locations. Depot facilities are generally responsible for repairing containers when they are returned by lessees and for storing the containers while they are off-hire. Our operations group is responsible for managing our depot contracts and periodically visiting the depot facilities to conduct quality assurance audits to control costs and ensure repairs meet industry standards. We also supplement our internal operations group with the use of independent inspection agents. Furthermore, depot repair work is periodically audited to prevent over-charging. We are in regular communication with our depot partners through the use of electronic data interchange (“EDI”) and/or e-mail. The electronic exchange of container activity information with each depot is conducted via the internet. As of December 31, 2007, a large majority of our off-lease inventory was located at depots that are able to report notice of container activity and damage detail via EDI. We use the industry standard, ISO 9897 Container Equipment Data Exchange messages, for most EDI reporting.

Most of the depot agency agreements follow a standard form and generally provide that the depot will be liable for loss or damage of containers and, in the event of loss, will pay us the previously agreed loss value of the applicable containers. The agreements require the depots to maintain insurance against container loss or damage and we carry insurance to cover the risk when a depot’s insurance proves insufficient.

Our container repair standards and processes are generally managed in accordance with standards and procedures specified by the IICL. The IICL establishes and documents the acceptable interchange condition for containers and the repair procedures required to return damaged containers to the acceptable interchange condition. At the time that containers are returned by lessees, the depot arranges an inspection of the containers to assess the repairs required to return the containers to acceptable IICL condition. As part of the inspection process, damages are categorized either as lessee damage or normal wear and tear. Items typically designated as lessee damage include dents in the container and debris left in the container, while items such as rust are typically designated as normal wear and tear. In general, lessees are responsible for the lessee damage portion of the repair costs and we are responsible for normal wear and tear. The lessees are generally billed the lessee damage portion at the time the containers are returned. As discussed above in “Operations—Our Leases,” for an additional fee, we sometimes offer our lessees a DPP, pursuant to which we assume financial responsibility for repair costs up to a pre-negotiated amount.

Management Services

As of December 31, 2007, we owned approximately 40% of the containers in our fleet, and managed the rest, equaling 1,215,175 TEU, on behalf of 12 container investors. We earn acquisition, management and disposal fees on managed containers. Our IT systems track revenues and operating expenses attributable to specific containers and the container investors receive payments based on the net operating income of their own containers. Fees to manage containers typically include acquisition fees of 1 to 2% of the purchase price; daily management fees of 8 to 13% of net operating income; and disposal fees of 10% of cash proceeds when containers are sold. We earned combined acquisition, management and disposal fees on our managed fleet of $24.1 million, $16.2 million and $15.5 million for the years 2007, 2006 and 2005, respectively. If operating expenses were to exceed revenues, the container investors would be obligated to pay the excess or we would deduct the excess, including our management fee, from future net operating income. In some cases, we are compensated for sales through a percentage sharing of sale proceeds over an agreed floor amount. We will typically indemnify the container investors for liabilities or losses arising from negligence, willful misconduct or breach of our obligations in managing the containers. The container investors will indemnify us as the manager against any claims or losses arising with respect to the containers, provided that such claims or losses were not caused by our negligence, willful misconduct or breach of our obligations. Typically, the terms of the management agreements are for the expected remaining useful life in marine services of the containers subject to the agreement.

Resale of Containers

Our Resale Division sells containers from our fleet, at the end of their useful lives in marine service, typically about 12 years, or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair, and possible repositioning expenses. In addition, we buy used containers (trading containers) from shipping lines and other third parties that we then lease or resell. Our Resale Division has a global team of 18 container sales and operations specialists in five offices globally that manage the sale process for these used containers as of December 31, 2007. We believe our Resale Division is one of the two largest sellers of used containers among container lessors, selling more than 53,000 containers per year for the last five years. Our Resale Division has become a significant profit center for us. From 2003 through 2007, this division has generated $25.6 million in income before taxes, including $10.3 million in fiscal year 2007. We generally sell to depots, domestic storage companies, freight forwarders (who often use the containers for one-way trips into less developed countries) and other purchasers of used containers. Due to the limited number of containers available for sale in North America and Europe and high new container prices, the container disposal market is currently very strong.

Military

In June 2003, we entered into a contract with the SDDC pursuant to which we serve as a major supplier of leased marine containers to the U.S. military. Compared to our shipping line customers, we provide a much broader level of services to the U.S. military under the SDDC contract. We have developed and currently operate a proprietary information system for the U.S. military which provides the U.S. military real-time access to the status of its leased fleet. Furthermore, unlike our shipping line customers, who pick up from and return containers to container depots, for the U.S. military we are required to arrange transportation from a container depot to a military facility upon lease out and to pick up a container at a military facility and return it to a container depot when the lease period has ended. This requires us to arrange for movement of the empty containers by truck, rail and/or vessel. The SDDC contract provides added compensation for these services. In addition, since approximately half of these services are required in non-U.S. locations, our expenses for contracting for these services may be incurred in foreign currencies. The SDDC contract contains a foreign currency adjustment feature such that we are protected against many foreign currency risks for the expenses incurred under the SDDC contract.

The SDDC is the only lessee for which we are required, under the SDDC contract, to provide all containers that they request. In the event that containers are not available within our fleet, we fulfill our obligations under the SDDC contract by purchasing new or used containers or subleasing containers and equipment from other leasing companies. This contract also allows the U.S. military to return containers in many locations throughout the world, but the rate of return of containers that we have experienced to date has been very low. Since the inception of the SDDC contract, we have delivered or transitioned more than 103,000 containers and chassis to the U.S. military, of which fewer than 24,400 containers have been returned. The SDDC contract was awarded with a one-year base period, with four one-year extension options, and with a potential for up to five additional one-year “award terms,” which award terms will be considered and awarded based on an annual performance review and confirmation. We have been informed that we have been awarded our fourth SDDC contract extension, at this stage extending the term until June 23, 2008. We also received an “Excellent” rating for our performance under the SDDC contract for 2006 (the last period reviewed), pursuant to the annual performance review required thereunder. If we continue to receive such high evaluations, the total contract period under the SDDC contract could extend for the full ten years.

The U.S. military informed us in August and September 2007 that 27,925 containers that they lease from us were unaccounted for. Of this total, 10,604 were owned containers, 12,657 were managed for third party owners and 4,664 were subleased. Per the terms of our contract with the U.S. military, they paid a stipulated value for each of these containers. Due to the loss of these containers, future rental income from the U.S. military on these containers will cease, but we did record a $4.6 million gain on the owned and subleased portion of these unaccounted for containers during the quarterly period ended September 30, 2007.

Underwriting and Credit Controls

We only lease to container shipping lines and other lessees that meet our credit criteria. Our credit approval process is rigorous and all of our underwriting and credit decisions are controlled by our credit committee, which is made up of senior management from different disciplines and includes our Chief Executive Officer, Chief Financial Officer and Executive Vice Presidents. Our credit committee sets different maximum exposure limits depending on our relationship and previous experience with each customer lessee and container sales customer. Credit criteria may include, but are not limited to, trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, operational history and financial strength.

Our credit department sets and reviews credit limits for new and existing customer lessees and container sales customers, monitors compliance with those limits on an on-going basis, monitors collections, and deals with customers in default. Our credit department actively maintains a credit watch report on our proprietary information technology systems, which is available to all regional and area offices. This credit watch report lists customer lessees and container sales customers at or near their credit limits. New leases of containers by customer lessees on the credit watch report would only be allowed with the approval of our credit department. Similarly, management may decide to stop sales of containers to purchasers whose payments are delinquent. Our underwriting processes are aided by the long payment experience we have with most of our customer lessees and container sales customers, our broad network of relationships in the container shipping industry that provide current information about customer lessees’ and container sales customers’ market reputations and our focus on collections.

Other factors reducing losses due to default by a lessee or customer include the strong growth in the container shipping industry, effective collection tools, our high recovery rate for containers in default situations and the re-marketability of our container fleet. The strong growth in the container shipping industry helps reduce the risk of customer defaults since the core assets of a poorly performing shipping line, its ships and containers, are generally needed to meet the demand for world containerized trade. As a result, poorly performing shipping lines are often acquired by other shipping lines. In addition, the law in several major port locations is highly favorable to creditors and many of our large customers call on ports that will allow us to arrest, or seize, the customers’ ships or fuel storage bunkers, or repossess our containers if the customer is in default under our container leases. Finally, we also purchase insurance for equipment recovery and loss of revenue due to customer defaults, in addition to the insurance that our customers are required to obtain.

During 2005 through 2007, we recovered, on average, approximately 84% of the containers that were the subject of defaulted contracts which had at least 1,000 CEU on lease. We typically incur operating expenses such as repairs and repositioning when containers are recovered after a default. However, all recovery expenses are typically covered under insurance and we are reimbursed above our deductible amount. Due to the above, over the last five years, our write-offs of customer receivables have averaged less than 0.5% of our total operating revenue over such period, and we believe that our receivables and days outstanding are low for the container leasing industry.

Marketing and Customer Service

Our global sales and customer service force is responsible for developing and maintaining relationships with senior management staff at our shipping line customers, negotiating lease contracts and maintaining day-to-day coordination with operations staff at our customers. This close customer communication often assists us in negotiating lease contracts that satisfy both our financial return requirements and our customers’ operating needs. It also makes us more likely to be aware of our customers’ potential equipment shortages and makes our customer more likely to be aware of our available container inventories.

Our senior sales people have considerable industry experience and we believe that the quality of our customer relationships and the level of communication with our customers represent an important advantage for us. As of December 31, 2007, our global sales and customer service group consisted of approximately 90 people, with 25 in North America, 39 in Asia and Australia, 21 in Europe and five in Africa.

Customers

We believe that our staff, organization and long presence in the business has resulted in very strong relationships with our shipping line customers. Our top 25 customers, as measured by revenue, have leased containers from us for an average of over 22 years and have an average Dynamar credit rating, a common credit report used in the maritime sector, of 2.2. The Dynamar credit rating ranges from 1 to 10, with 1 indicating low credit risk. We have no customer that individually accounted for over 10% of our revenues in 2007, 2006 and 2005. Our top 25 customers include 21 of the 25 largest shipping lines, as measured by container vessel fleet size. We currently have containers on-hire to more than 400 customers. Our customers are mainly international shipping lines, but we also lease containers to freight forwarding companies and the U.S. military. Our five largest customers accounted for approximately 37.2% of our total owned and managed fleet’s 2007 leasing revenues. Our top five customers by revenue in 2007 were Evergreen Marine Corp Ltd., CMA-CGM, Hapag-Lloyd AG, the SDDC with the U.S. military, and A.P. Møller—MAERSK A/S. Our largest customer is Evergreen, representing approximately 8.4% of our total owned and managed fleet’s 2007 leasing revenues. For the fiscal years ended December 31, 2007, 2006 and 2005, revenue from our 25 largest container lessees by revenue represented 78.4%, 80.7% and 81.2% of our total owned and managed fleet’s container leasing revenue, respectively, with revenue from our single largest container lessee accounting for $33.0 million, $28.9 million and $26.2 million or 8.4%, 9.0% and 8.8% of our total owned and managed fleet’s container leasing revenue during the respective periods. A default by any of these major customers could have a material adverse impact on our business, financial condition and future prospects. In addition, the largest lessees of our owned fleet are often among the largest lessees of our managed fleet. The largest lessees of our managed fleet are responsible for a significant portion of the billings that generate our management fee revenue.

Proprietary Information Technology

We have developed proprietary IT systems that allow us to monitor container status and offer our customers a high level of service. Our systems include internet-based updates regarding container availability and booking status. Our systems record the status of and provide the accounting and billing for each of our containers individually by container number. We also have the ability to produce complete management reports for each portfolio of equipment we own and manage. This makes us a preferred candidate to quickly assume management of competitors’ container fleets. We also maintain proprietary systems in support of our military business.

In addition, our systems allow our business partners to conduct certain businesses with us through our website, www.textainer.com. These systems allow customers to check our container inventories, review design specifications, request bookings for container pick-ups and review and approve repair bills. Our website also allows depots to download recent statements for self-billing activity and to check the status of containers.

Suppliers

We have long relationships with all of our major suppliers. We currently purchase all of our containers in the PRC. There are two major manufacturers of dry freight standard and specialized containers. Our operations staff reviews the designs for our containers and periodically audits the production facilities of our suppliers. In addition, we use our Asian operations group and third party inspectors to visit factories when our containers are being produced to provide an extra layer of quality control. Nevertheless, defects in our containers do sometimes occur. We work with the manufacturers to correct these defects, and our manufacturers have generally honored their warranty obligations in such cases.

Competition

According to the latest available data, the top ten container leasing companies control approximately 88%, and the top five container leasing companies control approximately 65%, of the total equipment held by all container lessors. According to this data, we are the world’s largest lessor of intermodal containers based on fleet size and we manage approximately 21% of the equipment held by all container leasing companies. The customers for leased containers are primarily international shipping lines.

We compete with approximately ten other large or medium size container leasing companies, many smaller lessors, companies and financial institutions offering finance leases, and promoters of container ownership and leasing as a tax-efficient investment. It is common for our shipping line customers to utilize several leasing companies to meet their container needs.

Other lessors compete with us in many ways, including pricing, lease flexibility and supply reliability, as well as the location, availability, quality and individual characteristics of their containers and customer service. While we are forced to compete aggressively on price, we emphasize our supply reliability and high level of customer service to our customers. We invest heavily in our endeavors to ensure container availability in higher demand locations. We dedicate a large part of our organization to building customer relationships, maintaining close day-to-day coordination with customers’ operating staffs and have developed powerful and user-friendly systems that allow our customers to transact business with us through the internet. We believe that our close customer relationships, experienced staff, reputation for market leadership, scale efficiencies and proprietary systems provide important competitive advantages.

Legal Proceedings

On April 18, 2005, Textainer Equipment Income Fund; Textainer Equipment Income Fund II, L.P.; Textainer Equipment Income Fund III, L.P.; Textainer Equipment Income Fund IV, L.P.; Textainer Equipment Income Fund V, L.P.; and Textainer Equipment Income Fund VI, L.P. (collectively, the “TEIF Partnerships”), sold substantially all of their assets to RFH, Ltd. (“RFH”). At the time of this sale transaction, RFH engaged Textainer Equipment Management Limited, one of the general partners in each of the TEIF Partnerships, to manage the containers RFH bought.

Five lawsuits were filed between March 2005 and March 2007 in California state and federal court, initiated by certain limited partners of the TEIF Partnerships. Those lawsuits have been reduced to one consolidated class action pending in the San Francisco Superior Court. The federal action that was filed in the Northern District of the United States District Court was dismissed and the dismissal was timely appealed to the Ninth Circuit.

In the federal case, plaintiff Stephen L. Craig sued Textainer Equipment Management, Ltd., Textainer Financial Services Corporation, Textainer Capital Corporation, Textainer Limited, Textainer Group Holdings, Ltd. John Maccarone and RFH, Ltd. asserting violations of federal securities laws because proxy statements issued in connection with the sale of assets were allegedly materially false or misleading. The lawsuit sought equitable relief and an unspecified amount of damages, interest, fees and costs. The federal action was dismissed with prejudice on January 10, 2007, and has since been appealed. No decision on the appeal is expected from the Ninth Circuit until later in 2008.

An amended consolidated complaint was filed in the state action on June 7, 2007. The named plaintiffs in the consolidated state action are Leonard Labow, Alan P. Gordon, Michael S. Schwartz (as Trustee of various trusts) and Stephen L. Craig. Plaintiffs sued Textainer Financial Services Corporation, Textainer Equipment Management Limited, Textainer Limited, Textainer Capital Corporation and RFH, Ltd asserting claims for alleged breach of fiduciary duty, and alleged aiding and abetting breach of fiduciary duty. These claims are based on alleged self dealing and conflicted transactions in entering into the asset sale. The complaint seeks an unspecified amount of damages, equitable relief, interest, fees and costs. The parties are concluding discovery and no trial date has been set. While it is not possible to predict or determine the outcome of these lawsuits, we believe that these lawsuits are without merit. We intend to vigorously defend against the lawsuits. In addition, we believe we have insurance coverage of up to $15.0 million under our general insurance policy for these types of claims.

In addition, in 2005 we reserved $2.5 million to resolve a dispute with a container manufacturer. We paid $1.3 million pursuant to a court order. On November 28, 2006, the Company and its parent company, Trencor Limited, entered into a letter agreement related to a settlement with this container manufacturer and the sale of a South African container manufacturing plant. This container manufacturer owed money to Trencor and had claims against the Company. Pursuant to this letter agreement, the container manufacturer agreed to return the plant to Trencor in lieu of its liabilities and we agreed to cover Trencor’s losses upon the sale of the plant, up to a limit of $0.8 million, in settlement of the container manufacturer’s claims against them. A $0.5 million reduction in the reserve was released to income in the fourth quarter of 2006. On August 23, 2007, Trencor entered into a sale agreement with a third party to sell the plant for an amount that would not result in any loss being recorded. This sale is subject to certain conditions being satisfied and we will reduce our reserve at such time as the conditions have been satisfied and the funds have been received from the buyer of the plant.

In addition, from time to time we are a party to litigation matters arising in connection with the normal course of our business. While we cannot predict the outcome of these matters, in the opinion of our management, any liability arising from these matters will not have a material adverse effect on our business. Nevertheless, unexpected adverse future events, such as an unforeseen development in our existing proceedings, new claims brought against us or changes in our current insurance arrangements could result in liabilities that have a material adverse impact on our business.

Two of our subsidiaries, Textainer Equipment Management U.S. Limited and Textainer Limited, are currently being audited by the U.S. Internal Revenue Service (the “IRS”). We first received notice from the IRS regarding the audit of Textainer Equipment Management U.S. Limited for the 2004 fiscal year on August 16, 2006 and first received notice regarding the audit of Textainer Limited for the 2004 and 2005 fiscal years on April 12, 2007. We are fully cooperating with the IRS regarding these audits. Currently, any potential additional tax liability due to these audits is not determinable.

Environmental

We are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants to air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines and third-party claims for property damage and personal injury, as a result of violations of or liabilities under environmental laws and regulations in connection with our or our lessees’ current or historical operations or the storage of our containers. Under some environmental laws in the U.S. and certain other countries, the owner or operator of a leased container may be liable for environmental damage, cleanup or other costs in the event of a spill or discharge of material from a container without regard to the fault of the owner or operator. While we maintain certain limited liability insurance coverage as well as require our lessees to provide us with indemnity against certain losses, the insurance coverage is subject to large deductibles, limits on maximum coverage and significant exclusions and may not be sufficient to protect against any or all liabilities and such indemnities may not cover or be sufficient to protect us against losses arising from environmental damage and/or systems or services we may be required to install.

Regulation

We may be subject to regulations promulgated in various countries, including the U.S., seeking to protect the integrity of international commerce and prevent the use of containers for international terrorism or other illicit activities. For example, the Container Security Initiative, the Customs-Trade Partnership Against Terrorism and Operation Safe Commerce are among the programs administered by the U.S. Department of Homeland Security that are designed to enhance security for cargo moving throughout the international transportation system by identifying existing vulnerabilities in the supply chain and developing improved methods for ensuring the security of containerized cargo entering and leaving the U.S. Moreover, the International Convention for Safe Containers, 1972, as amended, adopted by the International Maritime Organization, applies to new and existing containers and seeks to maintain a high level of safety of human life in the transport and handling of containers by providing uniform international safety regulations. As these regulations develop and change, we may incur increased compliance costs due to the acquisition of new, compliant containers and/or the adaptation of existing containers to meet any new requirements imposed by such regulations.

C.	Organizational Structure

Our current corporate structure is as follows:

We currently own 100% of all of our direct and indirect subsidiaries, except for Textainer Marine Containers Limited. Textainer Marine Containers Limited, a joint venture involving Textainer Limited and FB Transportation Capital LLC, a subsidiary of Fortis Bank (Nederland) N.V. As of December 31, 2007, Textainer Limited held a 86.7% economic ownership interest and FB Transportation Capital LLC (“FB”) held a 13.3% economic ownership interest in Textainer Marine Containers Limited. Textainer Limited also holds 75% of the voting rights and FB holds 25% of the voting rights of Textainer Marine Containers Limited.

Our principal shareholder, Halco Holdings Inc. (“Halco”), is owned by a discretionary trust with an independent trustee in which Trencor Limited and certain of its affiliates are the sole discretionary beneficiaries. Halco, which owned approximately 62.6% of our outstanding share capital as of December 31, 2007, is the wholly-owned subsidiary of the Halco Trust. Trencor is a South African container and logistics public company, listed on the JSE in Johannesburg, South Africa. Trencor was founded in 1929, and currently has businesses owning, leasing and managing marine cargo containers; owning and leasing returnable packaging units together with the related management and technology; and finance related activities. Mobile Industries Limited, a holding company listed on the JSE (“Mobile Industries”), owns a 46% interest of Trencor and the family interests of our directors Neil I. Jowell and Cecil Jowell have a significant percentage in Mobile Industries with Neil and Cecil Jowell being directors of that company. In addition, the protectors of the Halco Trust are Neil I. Jowell, the chairman of both our board of directors and the board of directors of Trencor, and Cecil Jowell and James E. McQueen, members of our board of directors and the board of directors of Trencor. The protectors of the trust have the power, under the trust documents, to appoint or remove the trustee. The protectors cannot be removed and have the right to nominate replacement protectors. In addition, any changes to the beneficiary of the Halco Trust must be agreed to by both the independent trustee and the protectors of the trust.

D.	Property, Plant and Equipment

As of December 31, 2007, our employees were located in 14 regional and area offices in 13 different countries. We have two offices in the U.S., including our principal administrative office in San Francisco, California and another office in Hackensack, New Jersey. We have 12 offices outside the U.S. in New Malden, United Kingdom; Hamburg, Germany; Durban, South Africa; Yokohama, Japan; Seoul, South Korea; Taipei, Taiwan; Singapore; Sydney, Australia; Jakarta, Indonesia; Port Kelang, Malaysia; Hong Kong, and Shanghai, China. We lease all of our office space. The lease for our San Francisco office expires in February 2012 and the lease for our Hackensack, New Jersey office expires in April 2012. In addition, we have agents who represent us in India, Pakistan, Sri Lanka, Thailand, and Vietnam. We also maintain a registered office in Bermuda, where Textainer Group Holdings Limited is incorporated.

We believe that our current facilities are adequate to meet current requirements and that additional or substitute space will be available as needed to accommodate our expected growth.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Operating and Financial Review and Prospects should be read in conjunction with our audited and unaudited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 20-F, particularly in Item 3, “Key Information—Risk Factors.” Dollar amounts in this section of this Annual Report on Form 20-F are expressed in thousands unless otherwise indicated.

Overview

Operating since 1979, we are the world’s largest lessor of intermodal containers based on fleet size (Containerisation International Market Analysis: Container Leasing Market 2007 ), with a total fleet of more than 1.3 million containers, representing over 2,000,000 TEU. We lease containers to more than 400 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by container vessel fleet size. We believe we are one of the most reliable lessors of containers, in terms of consistently being able to supply containers in locations where our customers need them. We have provided an average of more than 100,000 TEU of new containers per year for the past 10 years, and have been one of the largest purchasers of new containers among container lessors over the same period. We believe we are also one of the two largest sellers of used containers among container lessors, having sold an average of more than 53,000 containers per year for the last five years. We provide our services worldwide via a network of 14 regional and area offices and over 350 independent depots in more than 130 locations. Trencor, a company publicly traded on the JSE in Johannesburg, South Africa, and its affiliates currently have beneficiary interest in a majority of our issued and outstanding common shares.

We operate our business in four core segments:

•	Container Ownership. As of December 31, 2007, we owned containers accounting for approximately 40% of our fleet.

•

Container Management. As of December 31, 2007, we managed containers on behalf of 12 container investors, providing acquisition, management and disposal services. These managed containers account for the remaining 60% of our fleet.

•

Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair, and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

•

Military Management. We lease containers to the U.S. military pursuant to the SDDC contract and earn a fee for supplying and managing its fleet of leased containers. We are the main supplier of leased intermodal containers to the U.S. military.

Each of these four core businesses comprises a reportable segment for financial statement reporting purposes. For the years ended December 31, 2007, 2006 and 2005, income before income taxes generated by each of these four core businesses, before inter-segment eliminations, was as follows:

	Year Ended December 31,
	2007	2006	2005
	(Dollars in thousands)
Container ownership	$48,209	$42,949	$47,397
Container management	$17,302	$11,523	$13,761
Container resale	$10,294	$5,458	$5,447
Military management	$2,161	$1,172	$738

Our total revenues primarily consist of leasing revenues derived from the leasing of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties, equipment resale and military management. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates and utilization. Our operating costs primarily consist of depreciation and amortization, interest expense, direct operating expenses and administrative expenses. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

Factors Affecting Our Performance

We believe there are a number of factors that have affected, and are likely to continue to affect, our operating performance. These factors include the following, among others:

•	the demand for leased containers;

•	lease rates;

•	our ability to lease our new containers shortly after we purchase them;

•	prices of new containers;

•	further consolidation of container manufacturers and/or decreased access to new containers; and

•	terrorist attacks, the threat of such attacks or the outbreak of war and hostilities.

For further details of these and other factors which may affect our business and results of operations, see Item 3, “Key Information—Risk Factors.”

Revenue

Our revenue comprises lease rental income, management fees, trading container sale proceeds and gain on sale of containers.

Lease Rental Income. We generate lease rental income by leasing our owned containers to container shipping lines and other customers, such as the U.S. military. Lease rental income comprises daily per diem rental changes due under the lease agreements, together with payments for other charges set forth in the leases, such as handling fees, drop-off charges and pick-up charges and credits (together “geography revenue”) and charges for a damage protection plan (“DPP”). The operating results of our owned container business are determined by the amount by which our container rental revenue exceeds our ownership costs, consisting primarily of depreciation, interest expense, storage, handling and other direct operating expenses and management costs.

Utilization is a key performance indicator which demonstrates how much of our equipment is on lease at a point in time or over a period of time. We measure utilization on the basis of containers on lease, using the actual number of days on hire, expressed as a percentage of containers available for lease, using the actual days available for lease. Prior to 2007, we calculated containers available for lease to include all containers in our fleet. Utilization figures in this Annual Report on Form 20-F for periods prior to 2007 are calculated in this manner. Starting in 2007, to conform to the method used by most of our competitors, we began calculating containers available for lease by excluding containers that have been manufactured for us but have not been delivered yet to a lessee and containers designated as held-for-sale units. This change in the method of calculating utilization causes our utilization rate to appear higher than under the former methodology, but has no effect on the amount of lease rental income earned. Our utilization is primarily a function of our current lease structure, overall level of container demand, the location of our available containers and prevailing lease terms by location. The location of available containers is critical because containers available in high-demand locations are more readily leased and are typically leased on more favorable terms than containers available in low-demand locations.

Lease rental income is also affected by per diem rates. The per diem rate for a lease is set at the time we enter into a lease agreement. Our long-term per diem rate for new containers has historically been strongly influenced by new container pricing (which in turn is heavily influenced by container manufacturing industry concentrations and steel and other component pricing), interest rates, the balance of supply and demand for containers at a particular time and location, our estimate of the residual value of the container at the end of its useful life in marine service, the type of the container being leased, container purchasing activities by container shipping lines and competitors and efficiencies in container utilization by container shipping lines. Average per diem rates for containers in our owned fleet and in the portfolios of containers comprising our managed fleet change slowly in response to changes in new container prices because existing lease agreements can only be re-priced upon the expiration of the lease.

Management Fees. Management fee revenue is generated by our management services, which include the acquisition, leasing, repair, repositioning, storage and disposition of containers. We provide these management services pursuant to management agreements with container investors. Under these agreements, we earn fees for the acquisition of new containers and the management of the containers, and a sales commission upon disposition of containers under management. The management agreements typically cover the entire economic life of the containers.

Our acquisition fees are calculated as a percentage of the cost of the container. Our management fees are calculated as a percentage of net operating income of the containers. Net operating income is calculated as the lease payment and any other revenue attributable to a container, minus operating expenses related to that container (but not depreciation or financing expenses of the container investor). The management fee percentage generally varies based upon the type of lease and the terms of the management agreement. Management fee percentages for long-term leases are generally lower than management fee percentages for short-term leases because less daily involvement by management personnel is required to manage long-term leases. Our sales commissions are either fixed dollar amount or based on a percentage of the sales price.

All rental operations are conducted worldwide in our name as agent for the container investors. Revenues, customer accounts receivable, operating expenses, and vendor payables arising from direct container operations of the managed portion of our fleet are excluded from our financial statements.

Trading Container Sales Proceeds. Our Container Resale Division purchases used containers from third parties, primarily shipping lines, and resells these containers to a wide variety of buyers. This activity is reported as trading container sales proceeds.

Gains on Sale of Containers, net. Gain on sale of containers, net, represents the excess of the sale price of our owned fleet containers over their net book value at the time of sale. Containers are generally sold at the end of their useful lives in marine service or when we believe it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses.

Operating Expenses

Our operating expenses include direct container expenses and depreciation of container rental equipment applicable to our owned containers, as well as general and administrative expenses for our total fleet.

Direct Container Expenses. Storage, handling, maintenance, repositioning and other direct container expenses are operating costs of our owned fleet. Storage and handling expenses occur when our customers drop off containers at depots around the world. Storage and handling expenses vary significantly by location. Other direct container expenses include maintenance expenses, which are the result of normal wear and tear on the containers, and repositioning expenses, which are incurred when we contract to move containers from locations where our inventories exceed actual or expected demand to locations with higher demand. Storage, handling, maintenance, repositioning and other direct container expenses are directly related to the number of containers in our owned fleet and inversely related to our utilization rate for those containers. As utilization increases, we typically have lower storage, handling, maintenance and repositioning expenses.

On September 8, 2006, the Financial Accounting Standards Board (“FASB”) posted the Staff Position (FSP), Accounting for Planned Major Maintenance Activities. FSP AUG AIR-1 amends certain provisions in the AICPA Industry Audit Guide, Audits of Airlines, and APB Opinion No. 28, Interim Financial Reporting. FSP AUG AIR-1 prohibits the use of the formerly allowed accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial statements. This guidance was effective for the fiscal year ended December 31, 2007 and was applied retrospectively for all financial statements presented.

Our leases require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. We also offer a DPP pursuant to which the lessee pays a fee over the term of the lease (per diem) in exchange for not being charged for certain damages at the end of the lease term. This revenue is recognized as earned over the term of the lease. Prior to 2007, for containers not subject to a DPP and for containers where DPP was billed upon drop off, we accrued for repairs once we made the decision to repair the container, which was made in advance of us incurring the repair obligations. For containers covered by per diem DPP, we accounted for estimated future repairs on an accrual basis over the estimated term of the lease. The impact of implementing FSP AUG AIR-1 on the financial statements was to reduce liabilities and increase shareholders’ equity by approximately $5.6 million as of December 31, 2006 and 2005. As the equipment repair accruals have not changed significantly from period to period, there was no material change to our results of operations for any period following adoption of FSP AUG AIR-1.

Cost of Trading Containers Sold. We buy used containers for resale, primarily from shipping lines. Cost of trading containers sold represents the cost of these containers and is recognized as an expense at the time the containers are sold.

Depreciation Expense. We depreciate our containers on a straight line basis over a period of 12 years to a fixed residual value. We regularly assess both the estimated useful life of our containers and the expected residual values, and, when warranted, adjust our depreciation estimate accordingly. Depreciation expense will vary over time based upon the number and the purchase price of containers in our owned fleet. Beginning in the third quarter of 2006, depreciation of our existing owned fleet decreased as a result of an increase in our estimate of the residual values of our containers. However, this decrease could be partially or totally offset as a result of an increase in the size of our owned fleet in subsequent periods.

Amortization Expense. Amortization expense represents the amortization of the price paid for the Gateway Transaction and Capital Transaction. The purchase price is being amortized over the expected useful life of the contracts on a pro-rata basis to the expected management fees.

General and Administrative Expense. Our general and administrative expenses are primarily employee-related costs such as salary, employee benefits, rent, travel and entertainment costs, as well as expenses incurred for outside services such as legal, consulting and audit-related fees. We expect general and administrative expenses to be higher in the future, as we incur additional costs related to operating as a public company.

Short-term Incentive Compensation Expense. Short-term incentive compensation expense is the annual bonus plan in which all company employees participate. The compensation amounts are determined on an annual basis based on the company’s performance.

Long-term Incentive Compensation Expense. Long-term incentive compensation expense represents costs recorded for share-based and cash compensation that vests over several years in which all company employees participate.

Bad Debt Expense, net. Bad debt expense, net, represents the amounts recorded to provide for an allowance for the doubtful collection of accounts receivable for the owned fleet.

A.	Operating Results

Comparison of the Years Ended December 31, 2007, 2006 and 2005.

The following table summarizes our total revenues for the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31,			% Change Between
	2007	2006	2005	2007 and 2006	2006 and 2005
	(Dollars in thousands)
Lease rental income	$192,342	$186,093	$188,904	3.4%	(1.5%)
Management fees	24,125	16,194	15,472	49.0%	4.7%
Trading container sales proceeds	25,497	14,137	16,046	80.4%	(11.9%)
Gains on sale of containers, net	13,544	9,558	10,456	41.7%	(8.6%)
Incentive management fees and general partner distributions	—	—	2,874	0%	(100.0%)
Other, net	284	480	648	(40.8%)	(25.9%)

Total revenues	$255,792	$226,462	$234,400	13.0%	(3.4%)

Lease rental income increased $6,249 (3.4%) from 2006 to 2007. This included a $12,118 increase due to a 7.6% increase in fleet size, a $827 increase in geography income (handling fees, drop-off charges and pick-up charges and credits), and a $478 increase in finance lease income, partially offset by a decrease of $5,290 due to a 3.1% decrease in per diem rental rates, a decrease of $1,319 due to a 0.8% decrease in utilization and a $415 decrease in military sublease income. Lease rental income decreased $2,811 (1.5%) from 2005 to 2006. This included a $4,503 decrease due to a 2.7% decrease in per diem rental rates, a $1,535 decrease due to a 0.9% decrease in utilization and decreases of $1,161 in DPP income and $555 in military sublease income, partially offset by an increase of $2,484 due to a 1.5% increase in fleet size and a $1,037 increase in handling income and a $426 increase in finance lease income.

Management fee revenue increased $7,931 (49.0%) from 2006 to 2007 primarily due to $7,096 in additional fees earned following the Gateway Transaction and Capital Transaction. Management fee revenue increased $722 (4.7%) from 2005 to 2006 due to $2,597 in additional fees earned following the Gateway Transaction, partially offset by a reduction of $1,875 due to a 3.7% decrease in the size of the fleets managed for other container investors and a $461 decrease in acquisition fees.

Trading container sales proceeds increased $11,360 (80.4%) from 2006 to 2007. $10,204 of this increase was due to a 72.2% increase in unit sales and $1,156 was due to an increase in average proceeds of $62 per unit. Trading container sales proceeds decreased $1,909 (11.9%) from 2005 to 2006. $1,172 of this decrease was due to a 7.3% decrease in unit sales and $737 of the decrease was due to a decrease in average proceeds of $68 per unit.

Gain on sale of containers, net, increased $3,986 (41.7%) from 2006 to 2007. $3,443 of the increase was due to a 36.0% increase in units sold and $543 of the increase was due to an increase of $14 in average sales proceed per unit. Gain on sale of containers, net, decreased $898 (8.6%) from 2005 to 2006 primarily due to a decrease of $70 in average sales proceeds per unit.

In 2005 our TEIF Partnerships were terminated following the sale of the remaining assets in the partnerships. In 2005 incentive management fees and general partner distributions of $2,874 were recorded.

The following table summarizes our total operating expenses for the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31,			% Change Between
	2007	2006	2005	2007 and 2006	2006 and 2005
	(Dollars in thousands)
Direct container expense	$32,895	$29,757	$24,314	10.5%	22.4%
Cost of trading containers sold	20,753	11,480	12,944	80.8%	(11.3%)
Depreciation expense	48,757	54,330	60,792	(10.3%)	(10.6%)
Amortization expense	3,677	1,023	—	259.4%	N/A
General and administrative expense	18,063	15,870	16,357	13.8%	(3.0%)
Short-term incentive compensation expense	4,094	4,694	5,140	(12.8%)	(8.7%)
Long-term incentive compensation expense	932	285	210	227.0%	35.7%
Bad debt expense, net	1,133	664	91	70.6%	629.7%

Total operating expenses	$130,304	$118,103	$119,848	10.3%	(1.5%)

Direct container expense increased $3,138 (10.5%) from 2006 to 2007 primarily due to a $2,505 increase in repositioning expense and a $1,441 increase in DPP expense, partially offset by a $438 decrease in military sublease expense. Direct container expense increased $5,443 (22.4%) from 2005 to 2006 primarily due to a $2,510 increase in storage expense, $1,178 increase in repositioning expense, $1,383 increase in DPP expense, $834 increase in handling expense and $490 increase in maintenance expense, partially offset by a $775 decrease in military sublease expense.

Cost of trading containers sold increased $9,273 (80.8%) from 2006 to 2007. $8,287 of the increase was due to a 72.2% increase in unit sales and $986 was due to a 5.0% increase in the average cost per unit of sold containers. Cost of trading containers sold decreased $1,464 (11.3%) from 2005 to 2006. $946 of the decrease was due to a 7.3% decrease in unit sales and $518 of the decrease was due to a 4.3% decrease in the average cost per unit of sold containers.

Depreciation expense decreased $5,573 (10.3%) from 2006 to 2007 due to an increase in estimated future residual values used in the calculation of depreciation expense in October 2006. Depreciation expense decreased $6,462 (10.6%) from 2005 to 2006 due to an increase in estimated future residual values used in the calculation of depreciation expense.

Amortization expense was $3,677 in 2007 and $1,023 in 2006. This expense represents the amortization of the amounts paid to acquire the management contracts in the Gateway Transaction and the Capital Transaction.

General and administrative expense increased $2,193 (13.8%) from 2006 to 2007 primarily due to a $982 increase in professional fees and $567 increase in compensation cost. General and administrative expense decreased $487 (3.0%) from 2005 to 2006 primarily due to a $407 decrease in expenses related to the management of the TEIF Partnerships.

Short-term incentive compensation expense decreased $600 (12.8%) from 2006 to 2007 due to a decrease in the company’s return on shareholders’ equity, which is the determinant of short-term incentive compensation. Incentive compensation expense decreased $446 (8.7%) from 2005 to 2006 also due to a decrease in the company’s return on shareholders’ equity.

Long-term incentive compensation expense increased $647 (227.0%) from 2006 to 2007 due to share options and restricted share units that were granted under the 2007 Share Incentive Plan in October 2007. Long-term incentive compensation expense increased $75 (35.7%) from 2005 to 2006 due to an increase in compensation expense for share options granted under the 2001 Share Incentive Plan. We expect long-term incentive compensation expense to increase in 2008.

Bad debt expense, net, increased $469 from 2006 to 2007 primarily due to a net increase for the year to the allowance for doubtful accounts. Bad debt expense, net, increased $573 from 2005 to 2006 primarily due to a net increase for the year to the allowance for doubtful accounts.

The following table summarizes other income (expenses) for the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31,			% Change Between
	2007	2006	2005	2007 and 2006	2006 and 2005
	(Dollars in thousands)
Interest expense	$(37,094)	$(33,083)	$(27,491)	12.1%	20.3%
Interest income	3,422	2,286	1,086	49.7%	110.5%
Realized gains (losses) on interest rate swaps and caps, net	3,204	2,848	(4,153)	12.5%	168.6%
Unrealized gains (losses) on interest rate swaps, net	(8,274)	(574)	8,688	1341.5%	(106.6%)
Gain on lost military containers, net	4,639	—	—	N/A	0%
Other, net	56	243	(2,648)	(77.0%)	109.2%

Net other expense	$(34,047)	$(28,280)	$(24,518)	20.4%	15.3%

Interest expense increased $4,011 (12.1%) from 2006 to 2007. $2,604 of the increase was due to an increase in average debt balances of $42,392 and $1,407 of the increase was due to an increase in average interest rates of 0.24 percentage points. Interest expense increased $5,592 (20.3%) from 2005 to 2006. This increase consisted of a $6,522 increase due to an increase in average interest rates of 1.21 percentage points, partially offset by $930 due to a decrease in average debt balances of $18,881.

Interest income increased $1,136 (49.7%) from 2006 to 2007. $733 of the increase was due to an increase in average cash balances of $18,284 and $403 of the increase was due to an increase in average interest rates of 0.53 percentage points. Interest income increased $1,200 (110.5%) from 2005 to 2006. $885 of the increase was due to an increase in average interest rates of 1.55 percentage points and $315 of the increase was due to an increase in average cash balances of $12,804.

Realized gains on interest rate swaps and caps, net increased $356 (12.5%) from 2006 to 2007. $365 was due to an increase in average interest rates of 0.11 percentage points, partially offset by a decrease of $9 due to a decrease in average interest rate swap notional amounts of $1,091. Realized gains (losses) on interest rate swaps and caps, net changed from a loss of $4,153 to a gain of $2,848 from 2005 to 2006. $6,849 of the change was due to an increase in interest rates of 1.97 percentage points, and $152 of the change was due to a decrease in average interest rate swap notional amounts of $13,231.

Unrealized losses on interest rate swaps, net increased $7,700 from 2006 to 2007 due to a decrease in the fair value of interest rate swap agreements held. Unrealized gains (losses) on interest rate swaps, net changed from a gain of $8,688 to a loss of $574 from 2005 to 2006 due to a decrease in the fair value of interest rate swap agreements held.

The U.S. military informed us in August and September of 2007 that 27,925 containers that they leased from us were unaccounted for. Of this total, 10,604 were owned containers, 12,657 were managed for third party owners and 4,664 were subleased. Per the terms of our contract with the U.S. military, they paid a stipulated value for each of these containers. Due to the loss of these containers, future rental income from the U.S. military on these containers will cease, but we did record a $4,639 gain on the owned and subleased portion of these unaccounted for containers during the quarterly period ended September 30, 2007.

Other, net increased $2,891 from 2005 to 2006 due to a $2,500 reserve recorded to resolve a dispute with a container manufacturer. A $450 reduction in this reserve was released into income in 2006.

The following table summarizes income tax and minority interest expense for the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31,			% Change Between
	2007	2006	2005	2007 and 2006	2006 and 2005
	(Dollars in thousands)
Income tax expense	$6,847	$4,299	$4,662	59.3%	(7.8%)
Minority interest expense	$16,926	$19,499	$22,393	(13.2%)	(12.9%)

Income tax expense increased $2,548 (59.3%) from 2006 to 2007. $1,937 of the increase was due to a higher effective tax rate and $611 of the increase was due to a higher level of taxable income. Income tax expense decreased $363 (7.8%) from 2005 to 2006. $487 of the decrease was due to a lower level of taxable income, offset by $124 due to a higher effective tax rate.

Minority interest expense decreased $2,573 (13.2%) from 2006 to 2007 due to a lower level of net income generated by Textainer Marine Containers Limited (“TMCL”) and Textainer Limited’s (“TL”) purchase of additional shares of TMCL, as a result of which TL, which is a wholly-owned subsidiary of ours, now owns 75% of TMCL’s Class A shares. See Item 4, “Information on the Company—History and Development of the Company—Recent Developments.” Minority interest expense decreased $2,894 (12.9%) from 2005 to 2006 due to a lower level of net income generated by TMCL.

Segment Information:

The following table summarizes our income before taxes attributable to each of our business segments for the years ended December 31, 2007 and 2006 and 2005 (before inter-segment eliminations):

	Year Ended December 31,			% Change Between
	2007	2006	2005	2007 and 2006	2006 and 2005
	(Dollars in thousands)
Container ownership	$48,209	$42,949	$47,397	12.2%	(9.4%)
Container management	$17,302	$11,523	$13,761	50.2%	(16.3%)
Container resale	$10,294	$5,458	$5,447	88.6%	0.2%
Military management	$2,161	$1,172	$738	84.4%	58.8%

Income before taxes attributable to the container ownership segment increased $5,260 (12.2%) from 2006 to 2007. This increase consisted primarily of an increase in lease rental income of $6,658 resulting from a larger fleet size, partially offset by lower utilization and rental rates and a decrease in depreciation expense of $5,270 due to the increase in estimated residual values used in the calculation of depreciation expense, partially offset by a larger fleet size. In addition, $4,101 of the increase was due to a gain on lost military containers, $3,990 of the increase was due to an increase in the gain on sale of containers in 2007, and $3,156 of the increase was due to decreased minority interest expense. These increases were partially offset by a $7,700 increase in unrealized losses on interest rate swaps, net, a $6,143 increase in direct container expense due to a larger fleet size, and a $4,011 increase in interest expense primarily due to a larger debt balance.

Income before taxes attributable to the container ownership segment decreased $4,448 (9.4%) from 2005 to 2006 due to slightly less favorable market conditions, as evidenced by a 0.9% decrease in utilization, and a highly competitive market, as evidenced by a 2.7% decrease in rental rates. This decrease was partially offset by a 1.5% increase in fleet size and a 10.6% decrease in depreciation expense due to the increase in estimated future residual values used in the calculation of depreciation expense.

Income before taxes attributable to the container management segment increased $5,779 (50.2%) from 2006 to 2007 primarily due to an increase of $7,096 in management fees earned on the Gateway Transaction and the Capital Transaction and management fees earned based on the increase in net operating income resulting from the adoption of FSP AUG AIR-1 in 2007. In addition, acquisition fees increased $2,479 due to an increase in containers purchased and interest income increased $244 due to higher average interest rates and cash balances. These increases were partially offset by an increase of $2,607 in amortization expense due to the amortization of the intangible assets related to the acquisition of the rights to manage the Gateway and Capital lease fleets and an increase of $1,344 in overhead expenses.

Income before taxes attributable to the container management segment decreased $2,238 (16.3%) from 2005 to 2006 due to a $339 decrease in acquisition fees due to fewer new containers purchased, a $530 increase in overhead expense, a $1,023 increase in amortization expense due to the Gateway Transaction and a $305 decrease in TEIF incentive management fees and general partner distributions due to the termination of the TEIF Partnerships in 2005.

Income before taxes attributable to the container resale segment increased $4,836 (88.6%) from 2006 to 2007 primarily due to a higher volume of container sales resulting in an increase in sales commissions of $3,076 and an increase in gains on container trading of $2,087 due to an increase in average proceeds of $62 per unit. These increases were partially offset by an increase of $399 in overhead expenses.

Income before taxes attributable to the container resale segment increased $11 (0.2%) from 2005 to 2006 due to a larger volume of sales resulting in an increase in sales commissions of $662 offset by a decrease in operating profit on sales of trading containers due to a lower volume of sales and higher overhead and interest costs.

Income before taxes attributable to the military management segment increased $989 (84.4%) from 2006 to 2007 primarily due to a $538 gain on lost military containers, net and a $385 decrease in overhead expense.

Income before taxes attributable to the military management segment increased $434 (58.8%) from 2005 to 2006 primarily due to higher subleasing income of $220 and lower overhead expenses of $177.

The U.S. military informed us in the third quarter of 2007 that 27,925 containers that they lease from us were unaccounted for. Of this total, 10,604 were owned containers, 12,657 were managed for third party owners and 4,664 were subleased. Per the terms of our contract with the U.S. military, they paid a stipulated value for each of these containers. Due to the loss of these containers, future rental income from the U.S. military on these containers will cease, but we did record a $4,639 gain on the owned and subleased portion of these unaccounted for containers during the quarterly period ended September 30, 2007.

Currency

Almost all of our revenues are denominated in U.S. dollars and approximately 62% of our direct container expenses in 2007 were denominated in U.S. dollars. Our operations in locations outside of the U.S. have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. However, part of our non-U.S. dollar operating expenses is transportation and other costs incurred as a result of the SDDC contract. The SDDC contract contains an adjustment feature such that we are effectively protected against most foreign currency risks for the expenses incurred under the SDDC contract. In 2007, our non-U.S. dollar operating expenses were spread among 15 currencies, resulting in some level of self-hedging. We do not engage in currency hedging.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to use judgment in making estimates and assumptions that affect reported amounts of assets and liabilities, the reported amounts of income and expenses during the reporting period and the disclosure of contingent assets and liabilities as of the date of the financial statements. We have identified the policies and estimates below as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. The following accounting policies and estimates include inherent risks and uncertainties related to judgments and assumptions made by us. Our estimates are based on the relevant information available at the end of each period.

Revenue Recognition

Lease Rental Income. We recognize revenue from operating leases of our owned containers as earned over the term of the lease. Where minimum lease payments vary over the lease term, revenue is recognized on a straight-line basis over the term of the lease. We cease recognition of lease revenue if and when a container lessee defaults in making timely lease payments or we otherwise determine that future lease payments are not likely to be collected from the lessee. Our determination of the collectibility of future lease payments is made by management on the basis of available information, including the current creditworthiness of container shipping lines that lease containers from us, historical collection results and review of specific past due receivables. If we experience unexpected payment defaults from our container lessees, we will cease revenue recognition for those leases, which will reduce container rental revenue. Finance lease income is recognized using the effective interest method, which generates a constant rate of interest over the period of the lease. The same risks of collectibility discussed above apply to our collection of finance lease income. If we experience unexpected payment defaults under our finance leases, we will cease revenue recognition for those leases which will reduce finance lease income.

Our leases require the lessee to pay, at the end of the lease term, for any damage to the container beyond normal wear and tear. We also offer a DPP pursuant to which the lessee pays a fee over the term of the lease, primarily on a daily basis, in exchange for not being charged for certain damages at the end of the lease term. It is our policy to recognize these revenues as earned on a daily basis over the related term of the lease. We have not recognized revenue for customers who are billed at the end of the lease term under our DPP or for other lessees who do not participate in the DPP. Based on past history, there is uncertainty as to collectibility of these amounts because the amounts due under the DPP are typically re-negotiated at the end of the lease term or when the lease term is extended.

Management Fee Revenue. We recognize revenue from management fees earned under management agreements on an as earned basis. Fees are calculated as a percentage of net operating income, which is revenue from the containers under management minus direct operating expense related to those containers. If a lessee of a managed container defaults in making timely lease payments or we otherwise determine that future lease payments are not likely to be collected from the lessee, then we will cease to record lease revenue, which in turn will result in reduced management fee revenue.

Accounting for Container Leasing Equipment

Accounting for container leasing equipment includes depreciation, impairment of held for use equipment and the impairment of containers held for sale.

Depreciation. When we acquire containers, we record the cost of the container on our balance sheet. We then depreciate the container over its estimated “useful life” (which represents the number of years we expect to be able to lease the container to shipping lines) to its estimated “residual value” (which represents the amount we estimate we will recover upon the sale or other disposition of the equipment at the end of its “useful life” as a shipping container). Our estimates of useful life are based on our actual experience with our fleet, and our estimates of residual value are based on a number of factors including disposal price history.

We review our depreciation policies, including our estimates of useful lives and residual values, on a regular basis to determine whether a change in our estimates of useful lives and residual values is warranted. Prior to September 1, 2006, we estimated that standard dry freight containers, which represent substantially all the containers in our fleet, have a useful life in marine services of 12 years and had residual values of $650 for a 20’, $800 for a 40’, and $900 for a 40’ high cube. Beginning on September 1, 2006, we changed our residual value estimates to $850 for a 20’, $950 for a 40’ and $1,000 for a 40’ high cube. Our change in residual value estimates is based on our recent sales history and current market conditions for the sale of used containers, which we believe currently is the best indicator of the residual value we will realize. The effect of this change will be a reduction in both depreciation expense and gains on sales of containers, net, as compared to what would have been reported using the previous estimates. We continue to estimate a container’s “useful life” in marine service to be 12 years from the first lease out date after manufacture.

If market conditions in the future warrant a further change of our estimates of the useful lives or residual values of our containers, we may be required to again recognize increased or decreased depreciation expense. A decrease in either the useful life or residual value of our containers would result in increased depreciation expense and decreased net income.

Impairment. We periodically evaluate our containers held for use to determine whether there has been any event that would cause the book value of our containers to be impaired. Any such impairment would be expensed in our results of operations. Impairment exists when the future undiscounted cash flows generated by an asset are estimated to be less than the net book value of that asset. If impairment exists, the containers are written down to their fair value. This fair value then becomes the containers’ new cost basis and is depreciated over their remaining useful life in marine services to their estimated residual values. Any impairment charge would result in decreased net income.

Containers Held for Sale. We also evaluate all off-lease containers to determine whether the containers will be repaired and returned to service or sold based upon what we estimate will be the best economic alternative. If we designate a container as held for sale, depreciation on the container ceases, and the container is reported at the lower of (1) its recorded value or (2) the amount we expect to receive upon sale (less the estimated cost to sell the container). Any writedown of containers held for sale is reflected in our statement of operations as an expense. If a large number of containers are identified for sale or prices for used containers drop, impairment charges for containers held for sale may increase which would result in decreased net income.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts is reviewed regularly by our management and is based on the risk profile of the receivables, credit quality indicators such as the level of past due amounts which did not change significantly during 2007, and economic conditions. Our credit committee meets regularly to assess performance of our container lessees and to recommend actions to be taken in order to reduce credit risks. Changes in economic conditions or other events may necessitate additions or deductions to the allowance for doubtful accounts. The allowance is intended to provide for losses inherent in the owned fleet’s accounts receivable, and requires the application of estimates and judgments as to the outcome of collection efforts and the realization of collateral, among other things. If the financial condition of our container lessees were to deteriorate, reducing their ability to make payments, additional allowances may be required, which would decrease our net income or increase our net loss in the period of the adjustment.

Income Taxes

Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in our consolidated financial statements. Deferred tax liabilities and assets are determined based on the differences between the book values and the tax basis of particular assets and liabilities, using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance would be recorded to reduce our deferred tax assets to an amount we determine is more likely than not to be realized, based on our analyses of past operating results, future reversals of existing taxable temporary differences and projected taxable income. Our analyses of future taxable income are subject to a wide range of variables, many of which involve estimates. Uncertainty regarding future events and changes in tax regulation could materially alter our valuation of deferred tax liabilities and assets. If we determine that we would not be able to realize all or part of our deferred tax assets in the future, we would record a valuation allowance and make a corresponding change to our earnings in the period in which we make such determination. If we later determine that we are more likely than not to realize our deferred tax assets, we would reverse the applicable portion of the previously provided valuation allowance.

In July 2006, the FASB issued FASB Interpretation 48, Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. As a result of the implementation of FIN 48, we recognized a $1,035 decrease in the liability for uncertain tax positions, which was accounted for as an increase to the January 1, 2007 balance of retained earnings.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. This statement retains the exchange price notion in earlier definitions of fair value. SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). With the exception of a one year deferral for the implementation of SFAS 157 for other nonfinancial assets and liabilities, SFAS 157 is effective for financial statements issued for years beginning after November 15, 2007, and interim periods within those years with earlier application encouraged. We do not expect the adoption of SFAS 157 to have a material effect on our consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 (“SFAS 159”). Under this pronouncement, companies may elect to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reporting earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. However, SFAS 159 specifically includes financial assets and financial liabilities recognized under leases (as defined in SFAS No. 13, Accounting for Leases), as among those items not eligible for the fair value measurement option except contingent obligations for cancelled leases and guarantees of third-party lease obligations. SFAS 159 is effective for fiscal years that begin after November 15, 2007. We do not expect the adoption of SFAS 159 to have a material effect on our consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements-an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 will become effective as of the beginning of a company’s fiscal year beginning after December 15, 2008. We do not expect the adoption of SFAS 160 to have a material effect on our consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R replaced SFAS No. 141, Business Combinations (“SFAS 141”) SFAS 141R retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141R also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R will apply prospectively to business combinations for which the acquisition date is on or after the Company’s fiscal year beginning March 1, 2009. While the we have not yet evaluated SFAS 141R for the impact, if any, that its adoption will have on our consolidated financial statements, we will be required to expense costs related to any acquisitions after December 31, 2009.

B.	Liquidity and Capital Resources

As of December 31, 2007, we had cash and cash equivalents of $69,447. Our principal sources of liquidity have been cash flows from operations, proceeds from the issuance of common stock in connection with our initial public offering, sale of containers, issuance of bonds, and borrowings under our secured debt facility and revolving credit facility. Our revolving credit facility is a bank revolving facility extended to one of our subsidiaries, TL. Our secured debt facility is a conduit facility, which allows for recurring borrowings and repayments, granted to TMCL, which is a subsidiary of TL. TMCL is also the issuer of our bonds. As of December 31, 2007, we had the following outstanding borrowings and borrowing capacities under our revolving credit facility, our secured debt facility and our bonds payable (in thousands):

Facility	Current Borrowing	Additional Available Borrowing, as Limited by our Borrowing Base	Additional Borrowing Commitment	Total Commitment
Revolving credit facility(1)	$21,500	$29,583	$53,500	$75,000
Secured debt facility(2)	131,700	117,595	168,300	300,000
Bonds payable(2)	430,167	—	—	430,167

Total	$583,367	$147,178	$221,800	$805,167

(1)	We are currently in the process of negotiating a new revolving credit facility with our lenders to refinance our revolving credit facility.

(2)	Current borrowings for the secured debt facility and bonds payable exclude step acquisition adjustments of $724 and $1,229, respectively, related to TL’s purchase of 3,000 additional shares of TMCL. The adjustments were recorded to reduce the balance of both the secured debt facility and bonds payable to an amount that equaled the fair market value of the debt on the date of the acquisition. See Note 2 “Acquisition” in the Notes to Consolidated Financial Statements included in Item 18. “Financial Statements.” for further discussion.

We have typically funded a significant portion of the purchase price of new containers through borrowings under our revolving credit facility and our secured debt facility and intend to continue to do so in the future. In 2001 and again in 2005, at such time as the secured debt facility reached an appropriate size, the facility was refinanced through the issuance of bonds to institutional investors. We anticipate a similar refinancing at such time as the secured debt facility reaches a balance of between $300,000 and, if we are able to increase the commitment under the secured debt facility, $500,000. This timing will depend on our level of future purchases of containers.

Our cash inflows from operations are affected by the utilization rate of our fleet and the per diem rates of our leases, whereas the cash inflows from proceeds for the sale of containers are affected by market demand for used containers and our available inventory of containers for sale. Our cash outflows are affected by payments and expenses related to our purchasing of containers, interest on our debt obligations or other contingencies discussed in Note 11 to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F, which may place demands on our short-term liquidity.

We currently believe that cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months and for the foreseeable future.

Description of Indebtedness

Credit Facility. Textainer Limited has a credit agreement with Bank of America, N.A. and certain lenders to provide it with a revolving credit facility in the amount of $75.0 million. The credit agreement also provides for a $25.0 million letter of credit facility included within the $75.0 million commitment (together, the “credit facility”). This credit facility provides for payments of interest only during its term, beginning on its inception date through the earlier of June 6, 2008 and an early amortization event, with a provision for the credit facility to convert to a two-year fully amortizing term loan, payable after that date. There is a commitment fee of 0.25% on the unused portion of the credit facility, which is payable quarterly in arrears. In addition, there is an agent’s fee on the commitment amount, which is payable quarterly in arrears.

Under the terms of the credit facility, the total outstanding principal of all of our debt may not exceed an amount calculated pursuant to a formula based on a percentage of the net book value of our containers and our outstanding debt. Any outstanding letter of credit not cash collateralized will reduce the amount available under the credit facility. The credit facility maximum borrowing base was $75.0 million as of December 31, 2007. Textainer Group Holdings Limited and Textainer Limited must also meet certain financial covenants, including a minimum net worth level, a maximum leverage ratio and minimum debt service and interest coverage ratios. Textainer Group Holdings Limited must maintain a minimum consolidated tangible net worth equal to the sum of (i) $154.0 million, plus the amount by which such consolidated tangible net worth exceeds $191.498 million at September 30, 2007, (ii) 40% of the cumulative consolidated quarterly net income after October 1, 2007 through the date of determination and (iii) 100% of the aggregate proceeds of any public offering (net of reasonable out-of-pocket fees and expenses). Textainer Group Holdings Limited and Textainer Limited each must not permit its ratio of consolidated funded debt to consolidated tangible net worth to exceed 3.50 to 1.00 and 5.00 to 1.00, respectively. Textainer Group Holdings Limited must maintain at least a 1.10 to 1.00 ratio of its (x) consolidated net income, minus dividends paid, plus depreciation and amortization of intangibles, to (y) current obligations. Textainer Group Holdings Limited must maintain at least a 1.35 to 1.00 ratio of its (A) consolidated net income, plus expenses for income tax, plus interest expense for borrowed money, plus operating lease expense for leasing equipment, to (B) interest expense for borrowed money, plus operating lease expense for leasing equipment. We were in compliance with all such covenants at December 31, 2007.

Principal amortization payments will be made on a quarterly basis, beginning on the last day of the calendar quarter during which the conversion date (which is currently established as June 6, 2008) or an early amortization event occurs; thus, principal amortization would begin on June 30, 2008. Interest on the borrowings under the credit facility may, at our option, be based on either the U.S. prime rate or LIBOR plus a margin. As of December 31, 2007, $21.5 million was outstanding under the credit facility.

Although no repayment of the principal amount of outstanding borrowings is required until after the conversion date, we may make optional prepayments prior to the conversion date. Mandatory prepayments are required prior to the conversion date if the amount of outstanding loans and letters of credit exceeds the amount of the borrowing base. Any such prepayment will be in the amount required to reduce the amount of outstanding loans and letters of credit to the amount of the borrowing base.

The credit facility is secured by certain container-related assets of Textainer Limited. Textainer Group Holdings Limited acts as a guarantor of the credit facility. The guaranty is secured by ordinary shares of Textainer Limited and Textainer Marine Containers Limited and certain of our other subsidiaries, and cash, assets readily convertible into cash and amounts due to us from our subsidiaries.

We have made certain representations and warranties in the credit agreement and are subject to certain reporting requirements and financial performance and other covenants. We are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available. The credit agreement restricts, among other things, our ability to consummate mergers, sell and acquire assets, make certain types of payments relating to our share capital, including dividends, incur indebtedness, permit liens on assets, make investments, enter into or amend certain contracts, enter into certain transactions with affiliates or redeem pledged shares in Textainer Marine Containers Limited.

Events of default under the credit agreement include, among others:

•	a default in required payment on any indebtedness in excess of $250,000 (other than the credit facility) or the ability of any debt holder to accelerate any such indebtedness;

•	a material adverse change of the company;

•	unsatisfied judgments against us that could result in a material adverse change or that equal at least $250,000;

•	failure of any of the security documents or a default under the guaranty;

•	breach by Textainer Limited under any hedging agreement; and

•	the occurrence of termination events under pension plans.

We are currently in the process of negotiating a new revolving credit facility with our lenders to refinance our revolving credit facility.

Secured Debt Facility. Textainer Marine Containers Limited has a securitization facility (“secured debt facility”) pursuant to which it has issued Floating Rate Asset Backed Notes, Series 2000-1 (“2000-1 Notes”) with a total commitment of $300.0 million pursuant to the Second Amended and Restated Series 2000-1 Supplement, dated as of June 8, 2006 (the “2000-1 Supplement”), to its Second Amended and Restated Indenture, dated as of May 26, 2005 (as amended as of June 3, 2005 and June 8, 2006, the “Indenture”). Our primary ongoing container financing requirements are funded by commitments under the secured debt facility. The secured debt facility provided a total commitment in the amount of $300.0 million as of December 31, 2007. Of this amount, $131.7 million had been drawn on as of December 31, 2007.

Prior to the conversion date (currently defined as June 6, 2008), each of the 2000-1 Notes is a revolving note with a maximum principal amount equal to the amount of that 2000-1 Note. As a result, the amount funded under such 2000-1 Note may be less than the face amount of that 2000-1 Note. Textainer Marine Containers Limited may request funding under the 2000-1 Notes from time to time prior to the conversion date. Each of the 2000-1 Notes provides for payments of interest only during the period from its inception until its conversion date. Given a conversion date of June 6, 2008, the first principal payment would be on July 15, 2008. However, we have the option of repaying principal of the 2000-1 Notes at any time. After the conversion date, the 2000-1 Notes fully amortize over a payment term that is scheduled to equal 10 years after the conversion date, but shall not exceed a maximum payment term of 15 years thereafter.

Payments of interest on the 2000-1 Notes are due monthly. Interest on the outstanding amounts of the 2000-1 Notes equal LIBOR plus a margin. Overdue payments of principal and interest of the 2000-1 Notes accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts. There is a commitment fee on the unused portion of the commitments under the 2000-1 Notes, which is payable in arrears. Ultimate repayment of the principal of the 2000-1 Notes has been insured by Ambac Assurance Corporation.

Under the Indenture, Textainer Marine Containers Limited, Textainer Equipment Management Limited and Textainer Group Holdings Limited must maintain certain financial covenants, including a minimum EBIT ratio, maximum funded debt, minimum profits, minimum net worth, and maximum leverage ratio. Textainer Marine Containers Limited must maintain at least a 1.10 to 1.00 ratio of earnings (before interest expense and taxes ) to interest expense. Textainer Equipment Management Limited may not incur more than $1,000,000 of consolidated funded debt. Textainer Equipment Management Limited must make at least $2,000,000 in after-tax profits annually and maintain a minimum consolidated tangible net worth of $5,000,000. Textainer Group Holdings Limited must maintain a ratio of consolidated funded debt to consolidated tangible net worth that is no greater than 4.00 to 1.00. We were in compliance with these requirements at December 31, 2007.

Bonds. Textainer Marine Containers Limited has also issued $580.0 million in Floating Rate Asset Backed Notes, Series 2005-1 (“bonds”) pursuant to its Series 2005-1 Supplement, dated as of May 26, 2005, to the Indenture under that securitization facility. The bonds are term notes. The bonds were purchased by various institutional investors.

Payments of principal and interest on the bonds are due monthly, although we may not prepay (other than the scheduled amounts) the bonds before June 15, 2008. The bonds fully amortize on a straight-line basis over a payment term that is scheduled to equal 10 years (with a target final payment date of May 15, 2015), but shall not exceed a maximum payment term of 15 years (with a legal final payment date of May 15, 2020). Under a 10-year amortization schedule, $58.0 million of principal of the bonds will amortize per year. The interest rate applicable to the bonds equals one-month LIBOR plus a margin. Overdue payments of principal and interest of the bonds accrue interest at a rate of 2.0% above the interest rate ordinarily applicable to such amounts. Ultimate repayment of the bonds has been insured by Ambac Assurance Corporation.

The secured debt facility and the bonds are both governed by the Indenture and are secured by a pledge of, among other things, our containers, certain contracts related to our containers and the securitization facility, certain bank accounts, proceeds from the operation of our containers, and all other assets of Textainer Marine Containers Limited to the extent that they relate to the containers. Under the terms of the secured debt facility and the bonds, the total outstanding principal of these two programs may not exceed an amount which is calculated by a formula based on Textainer Marine Containers Limited’s book value of equipment, restricted cash and direct finance leases. The secured debt facility and the bonds also contain restrictive covenants regarding the average age of the securitization entity’s container fleet, ability to incur other obligations and to distribute earnings, and overall asset base minimums, with which the securitization entity and our container management subsidiary were in compliance at December 31, 2007.

We have made certain representations and warranties and are subject to certain reporting requirements and other covenants in connection with the Indenture and the secured debt facility and bonds. In addition, we are required to reaffirm certain representations and warranties as a condition to borrowing. If we are not able to do so, the committed borrowing amounts may not be available. These covenants restrict, among other things, Textainer Marine Containers Limited’s ability to transfer the collateral, permit liens on collateral, engage in activities within the U.S., incur indebtedness, make loans or guarantees, consummate mergers, sell assets, enter into or amend certain contracts, create subsidiaries and make investments. We were in compliance with all such covenants at December 31, 2007.

Events of default under the 2000-1 Notes and the bonds include, among others:

•	invalidity of the lien on collateral;

•	certain defaults under other documents related to each of the notes;

•	the funded notes exceeding the asset base;

•	payment on the notes by the insurer thereof;

•	Textainer Marine Containers Limited becoming obligated to register as an investment company under the Investment Company Act; and

•	the occurrence of certain ERISA events.

Cash Flow

The following table summarizes historical cash flow information for the years ended December 31, 2007, 2006 and 2005:

	December 31,
	2007	2006	2005
	(Dollars in thousands)
Net income	$67,668	$56,281	$62,979
Adjustments to reconcile net income to net cash provided by operating activities	76,766	67,147	66,626

Net cash provided by operating activities	144,434	123,428	129,605
Net cash used in investing activities	(256,508)	(83,203)	(121,618)
Net cash provided by (used in) financing activities	140,159	(41,643)	6,123
Effect of exchange rate changes	199	350	(233)

Net increase (decrease) in cash and cash equivalents	28,284	(1,068)	13,877
Cash and cash equivalents at beginning of period	41,163	42,231	28,354

Cash and cash equivalents at end of period	$69,447	$41,163	$42,231

Operating Cash Flows

Operating cash flows increased $21,006 (17.0%) from 2006 to 2007 primarily due to an increase in net income and an increase in due to owners, net, partially offset by an increase in accounts receivable, net resulting from increased revenues. Operating cash flows decreased $6,177 (4.8%) from 2005 to 2006 primarily due to a decrease in net income.

Investing Activities Cash Flows

Net cash used in investing activities increased $173,305 (208.3%) from 2006 to 2007 due to higher new container purchases, the purchase of additional shares of TMCL and the Capital Transaction, partially offset by higher proceeds from the sales of containers. Net cash used in investing activities decreased $38,415 (31.6%) from 2005 to 2006 due to lower new container purchases and higher proceeds from sales of containers, partially offset by the investment for the Gateway Transaction.

Financing Activities Cash Flows

Net cash provided by financing activities increased $181,802 (436.6%) from 2006 to 2007 primarily due to net proceeds of $137,967 from the issuance of common shares in connection with our initial public offering, $42,200 net borrowing from debt facilities in 2007 compared to a net repayment of $5,000 in 2006, an decrease in restricted cash of $5,247 in 2007 compared to an increase of $8,610 in 2006, partially offset by a $19,270 increase in dividends paid. Net cash used in financing activities increased $47,766 from 2005 to 2006 primarily due to a $5,000 net repayment of debt facilities in 2006 compared to a net borrowing of $42,698 in 2005. This change is primarily due to the decrease in the purchase of containers in 2006.

C.	Research and Development, Patents and Licenses, etc.

We do not carry out research and development activities and our business and profitability are not materially dependent upon any patents or licenses. We have registered “TEXTAINER,” “TEX” and “tex” (logo) in the U.S. Patent and Trademark Office and in the patent and trademark agencies of thirteen countries as trademarks.

D.	Trend Information

Other than the obligations under the contractual obligations and commercial commitments set forth in Item 5, “Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations”, there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, our liquidity either increasing or decreasing at present or in the foreseeable future. We will require sufficient capital in the future to meet our payments and other obligations under our contractual obligations and commercial commitments. The need to make such payments is a “Trend” as it is unlikely that all such obligations will be eliminated from our future business activities. We intend to utilize cash on hand in order to meet our obligations under our contractual obligations and commercial commitments. It is likely that we will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. From time to time, we may issue additional debt in order to raise capital for future requirements.

E.	Off Balance Sheet Arrangements

At December 31, 2007 we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments by due date as of December 31, 2007:

	Payments Due by Period
	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years
	(Dollars in thousands) (Unaudited)
Total debt obligations:
Bonds payable	$430,167	$58,000	$58,000	$58,000	$58,000	$58,000	$140,167
Secured debt facility	131,700	6,585	13,170	13,170	13,170	13,170	72,435
Revolving credit facility	21,500	—	5,375	5,375	10,750	—	—
Interest obligation(1)	117,944	27,512	23,964	20,129	15,820	12,258	18,261
Interest rate swap receivable(2)	1,126	666	431	29	—	—	—
Interest rate swap payable(2)	(1,196)	(737)	(412)	(47)	—	—	—
Office lease obligations	6,063	1,521	1,623	1,348	1,331	240	—
Trading container purchase commitments	8,887	8,887	—	—	—	—	—
Container purchase commitments	23,179	23,179	—	—	—	—	—
Container contracts payable	28,397	28,397	—	—	—	—	—

Total contractual obligations	$767,767	$154,010	$102,151	$98,004	$99,071	$83,668	$230,863

(1)	Assuming an estimated current interest rate of LIBOR plus a margin, which equals an all-in interest rate of 4.91%.

(2)	Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average LIBOR rate of 4.60%, for all periods, for all interest rate contracts outstanding as of December 31, 2007.

G.	Safe Harbor

This Annual Report on Form 20-F contains forward-looking statements. “See “Information Regarding Forward-Looking Statements; Cautionary Language.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of December 31, 2007. Our board of directors is elected annually and each director holds office until his successor has been duly elected, except in the event of his death, resignation, removal or earlier termination of his office. Our bye-laws provide for, among other things, the election of our board of directors on a staggered basis. The business address of each of our executive officers is c/o Textainer Equipment Management (U.S.) Limited, 650 California Street, 16th Floor, San Francisco, California 94108. The business address for each of our non-management directors is Century House, 16 Par-La-Ville Road, Hamilton HM HX, Bermuda.

In accordance with our bye-laws, our board of directors will be elected annually on a staggered basis, with each director holding office until his successor has been duly elected, except in the event of his death, resignation, removal or earlier termination of his office. Neil I. Jowell, Cecil Jowell, David M. Nurek and Hendrik R. van der Merwe are designated Class III directors, to hold office until our 2008 annual general meeting of shareholders, James A. Owens, Isam K. Kabbani and James E. McQueen are designated Class II directors, to hold office until our 2009 annual general meeting of shareholders, and John A. Maccarone, Dudley R. Cottingham, Hyman Shwiel and James E. Hoelter are designated Class I directors, to hold office until our 2010 annual general meeting of shareholders. Thereafter, directors in each class shall be elected for three year terms. Directors may be re-elected when their term of office expires.

Trencor, through the Halco Trust and Halco, holds beneficiary interest in approximately 62.6% of our outstanding share capital. See Item 4, “Information on the Company—Organizational Structure” for an explanation of the relationship between us and Trencor. As indicated below, six of our directors are also directors of Trencor.

Executive Officers and Directors	Age	Position
Neil I. Jowell(1)(2)(3)(4)	74	Chairman
Dudley R. Cottingham(1)(2)(3)	56	Director
James E. Hoelter(1)(2)(3)(4)	68	Director
Cecil Jowell(4)	72	Director
Isam K. Kabbani	73	Director
John A. Maccarone	63	Director, President and Chief Executive Officer
James E. McQueen(1)(4)	63	Director
David M. Nurek(2)(3)(4)	58	Director
James A. Owens	68	Director
Hyman Shwiel(1)(2)(3)	63	Director
Hendrik R. van der Merwe(4)	60	Director
Philip K. Brewer	50	Executive Vice President
Robert D. Pedersen	48	Executive Vice President
Ernest J. Furtado	52	First Vice President, Senior Vice President, Chief Financial Officer & Secretary

(1)	Member of the audit committee. Messrs. Cottingham and Shwiel are voting members and Messrs. Hoelter, Neil Jowell and McQueen are non-voting members.

(2)	Member of the compensation committee.

(3)	Member of the nominating and governance committee.

(4)	Director of Trencor, the indirect beneficiary of a majority of our share interest.

Certain biographical information about each of these individuals is set forth below.

Directors

Neil I. Jowell has served as our director and chairman since December 1993. Mr. N. Jowell also serves on the board of directors of Trencor. He has been a director of Trencor since 1966, and was appointed chairman in 1973. He is also a director of Mobile Industries, and has served on its board of directors since 1969. Mr. N. Jowell has over 50 years experience in the transportation industry. He holds an M.B.A. from Columbia University and Bachelor of Commerce and LL.B. degrees from the University of Cape Town. Mr. Neil I. Jowell and Mr. Cecil Jowell are brothers.

Dudley R. Cottingham has been a member of our board of directors and previously served as assistant secretary or secretary since December 1993. He has also served in the past as president of certain of our subsidiaries. Mr. Cottingham has over 30 years experience in public accounting for a variety of international and local clients. He is a director of Morris Cottingham Corporate Services, located in the Turks and Caicos Islands, and is a director and the audit committee chairman of Bermuda Press (Holdings) Ltd., a newspaper publishing and commercial printing company listed on the Bermuda Stock Exchange. He has been a partner with Arthur Morris and Company, a provider of audit and accounting services for international clients, since 1982, and has served as vice president and director of Continental Management Ltd., a Bermuda company providing corporate representation, administration and management services, since 1982 and Continental Trust Corporation Ltd., a Bermuda company that provides corporate and individual trust administration services, since 1994. Mr. Cottingham is a chartered accountant.

James E. Hoelter has been a member of our board of directors since December 1993 and was our president and chief executive officer from that time until his retirement in December 1998. Mr. Hoelter is a non-executive member of the board of directors of Trencor and a member of Trencor’s audit committee. He is the president of Freightmasters Associates, Inc., a company that provides consulting services for the international freight carrying industry. He is also a member of the board of directors of TrenStar, Inc., a mobile equipment management company based in Denver, Colorado and a subsidiary of Trencor. Mr. Hoelter received a Bachelor of Business Administration degree from the University of Wisconsin and a M.B.A. from the Harvard Business School.

Cecil Jowell has been a member of our board of directors since March 2003. Mr. C. Jowell is also a director and chairman of Mobile Industries, a public company quoted on the JSE. Mr. C. Jowell has been a director of Mobile Industries since 1969 and was appointed chairman in 1973. Mobile Industries holds an approximately 46% interest in Trencor. Mr. C. Jowell is a non-executive director of Trencor and was an executive of Trencor for over 40 years. He has also served as a director and chairman of WACO International Ltd., an international industrial group listed on the JSE. Mr. C. Jowell holds a Bachelor of Commerce and LL.B. degrees from the University of Cape Town and is a graduate of the Institute of Transport.

Isam K. Kabbani has been a member of our board of directors since December 1993. Mr. Kabbani is the chairman and principal stockholder of the IKK Group, Jeddah, Saudi Arabia, a manufacturing and trading group active both in Saudi Arabia and internationally. In 1959, Mr. Kabbani joined the Saudi Arabian Ministry of Foreign Affairs, and in 1960 moved to the Ministry of Petroleum for a period of ten years. During this time he was seconded to the Organization of Petroleum Exporting Countries (“OPEC”). After a period as Chief Economist of OPEC, in 1967 he became the Saudi Arabian member of OPEC’s Board of Governors. In 1970, he left the Ministry of Petroleum to establish his own business, the National Marketing Group, which has since been his principal business activity. Mr. Kabbani holds a B.A. from Swarthmore College and a M.A. in Economics and International Relations from Columbia University.

John A. Maccarone has served as our president and chief executive officer since January 1999, and has been a member of our board of directors since December 1993. Mr. Maccarone is a member of the board of directors of the Institute of International Container Lessors, a trade association for the container and chassis leasing industry, and served as its chairman from January 2006 to December 2006. Mr. Maccarone co-founded Intermodal Equipment Associates, a marine container leasing company based in San Francisco, and held a variety of executive positions with the company from 1979 until 1987, when he joined the Textainer Group as president and chief executive officer of Textainer Equipment Management Limited, now a subsidiary of our company. From 1977 through 1978, Mr. Maccarone was director of marketing based in Hong Kong for Trans Ocean Leasing Corporation, a San Francisco-based company. From 1969 to 1976, Mr. Maccarone was a marketing representative for IBM Corporation in Chicago, Illinois. From 1966 to 1968, he served as a Lieutenant in the U.S. Army Corps of Engineers in Thailand and Virginia. Mr. Maccarone holds a B.S. in Engineering Management from Boston University and a M.B.A. from Loyola University of Chicago.

James E. McQueen has been a member of our board of directors since March 2003. Mr. McQueen joined Trencor in June 1976 and has served as financial director of Trencor since April 1984. Mr. McQueen is also a director of a number of Trencor’s subsidiaries. Prior to joining Trencor, Mr. McQueen was an accountant in public practice. Mr. McQueen received a Bachelor of Commerce and a Certificate in the Theory of Accounting from the University of Cape Town and is a Chartered Accountant (South Africa).

David M. Nurek has been a member of our board of directors since September 2007. Mr. Nurek was appointed as an alternate director of Trencor in November 1992 and as a non-executive member of its board of directors in July 1995 and is chairman of Trencor’s remuneration and nomination committees and a member of its audit committee. Mr. Nurek is an executive of Investec Bank Limited, a subsidiary of Investec Limited which is quoted on the Johannesburg Stock Exchange. Investec Limited has entered into a dual listed company structure with Investec plc, which is quoted on the London Stock Exchange (collectively, the “Investec Group”). He is the regional chairman of Investec Limited’s various businesses in the Western Cape, South Africa, and is also the Investec Group’s worldwide head of legal risk. Prior to joining Investec Limited in June 2000, Mr. Nurek served as chairman of the South African legal firm Sonnenberg Hoffman & Galombik, which has since changed its name to Edward Nathan Sonnenbergs Inc. Mr. Nurek serves as a non-executive on the boards of directors of various listed and unlisted companies in South Africa and holds a Diploma in Law and a Graduate Diploma in Company Law from the University of Cape Town, and completed a Program of Instruction for Lawyers at Harvard Law School and a Leadership in Professional Services Firms program at Harvard Business School.

James A. C. Owens has served as a member of our board of directors since May 1998. Mr. Owens has served as an insurance broker and director of Foreign Business Indemnity Ltd. since 1988. He has also served as a senior consultant to Heath Lambert Group since November 2006. Mr. Owens has been associated with us (or our predecessor companies and affiliates) since 1980, and for a time represented one of our predecessor companies as a director of the IICL. He has for many years been, and continues to be, actively involved in insurance brokerage companies and captive insurance companies. He is a member of a number of boards of directors of non-U.S. companies, including Ferrosure (Isle of Man) Insurance Company Limited, a captive insurance subsidiary of a large international public company. Mr. Owens holds a Bachelor of Commerce degree from the University of South Africa.

Hyman Shwiel has been a member of our board of directors since September 2007. Mr. Shwiel was a partner in Ernst & Young LLP for 25 years. He served during that period in various roles, including Area Managing Partner and as National Director of Enterprise and Professional Risk. Upon his retirement in 2005, he became a consultant to Ernst & Young until 2007. Mr. Shwiel holds a C.T.A. and an M.B.A. from the University of Cape Town and is a Chartered Accountant (South Africa) and a CPA.

Hendrik Roux van der Merwe has been a member of our board of directors since March 2003. He is managing director of Trencor and a director of TrenStar, Inc. Mr. van der Merwe joined Trencor in 1997 and began serving as a director of Trencor in 1998. From 1991 to 1998, Mr. van der Merwe served as deputy chairman for Waco International Ltd., an international industrial group listed on the JSE with subsidiaries listed on the Sydney and London Stock Exchanges. From 1984 to 1991, he held various senior executive positions in the banking sector in South Africa, lastly as chief executive officer of Senbank, the corporate/merchant banking arm of Bankorp Group Ltd. Prior to entering the business world, Mr. van der Merwe practiced as an attorney at law in Johannesburg, South Africa. Mr. van der Merwe holds Bachelor of Arts and L.L.B degrees in Law from the University of Stellenbosch in South Africa, and a Master of Law in Tax Law from the University of the Witwatersrand in South Africa.

Executive Officers

For certain biographical information about John A. Maccarone, see “Directors” above.

Philip K. Brewer has served as our executive vice president since January 2006. He is responsible for managing our capital structure and identifying new sources of finance for our company, as well as overseeing the management and coordinating the activities of our risk management, and resale divisions. Mr. Brewer is also a director and treasurer for the National Portable Storage Association, a trade association for companies that rent, sell or lease portable storage containers. Mr. Brewer was senior vice president of our asset management group from 1999 to 2005 and senior vice president of our capital markets group from 1996 to 1998. Prior to joining our company in 1996, Mr. Brewer worked at Bankers Trust starting in 1990 as a vice president and ending as a managing director and president of its Indonesian subsidiary. From 1989 to 1990, he was vice president in corporate finance at Jardine Fleming, a company based in Indonesia. From 1987 to 1989, he was capital markets advisor to the United States Agency for International Development in Indonesia. From 1984 to 1987, he was an associate with Drexel Burnham Lambert, an investment banking firm. Mr. Brewer holds a B.A. in Economics and Political Science from Colgate University and a M.B.A. in Finance from Columbia University.

Robert D. Pedersen has served as our executive vice president responsible for worldwide sales and marketing related activities and operations since January 2006. Mr. Pedersen was senior vice president of our leasing group from 1999 to 2005. From 1991 to 1999, Mr. Pedersen held several positions within our company, and from 1978 through 1991, he worked in various capacities for Klinge Cool, a manufacturer of refrigerated container cooling units, XTRA, a container lessor, and Maersk Line, a container shipping line. Mr. Pedersen is a graduate of the A.P. Moller Shipping and Transportation Program and the Merkonom Business School in Copenhagen, where he majored in Company Organization.

Ernest J. Furtado has served as our first vice president, senior vice president, chief financial officer and secretary or assistant secretary since 1999. Prior to joining our company in 1991, Mr. Furtado was controller for Itel Instant Space, a container leasing company based in San Francisco, California, and manager of accounting for Itel Containers International Corporation, a container leasing company based in San Francisco, California. Mr. Furtado is a Certified Public Accountant and holds a B.S. in Business Administration from the University of California at Berkeley and a M.B.A. in Information Systems from Golden Gate University.

Board of Directors

Our board of directors currently consists of eleven members. Our bye-laws provide that our board of directors shall consist of from five to twelve directors, as the board of directors may determine from time to time.

B.	Compensation

The aggregate direct compensation we paid to our executive officers as a group (four persons) for the year ended December 31, 2007 was approximately $2.8 million, which included approximately $1.3 million in bonuses and approximately $18,000 in funds set aside or accrued to provide for life insurance, retirement, or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, business travel and other expenses. We did not pay our officers who also serve as directors any separate compensation for their directorship during 2007, other than reimbursements for travel expenses.

All of our full-time employees, including employees of our direct and indirect subsidiaries and dedicated agents and our executive officers, were eligible to participate in our 2007 Short Term Incentive Plan. Under that plan, all eligible employees received an incentive award based on their respective job classification and our return on equity. In 2007, each of our executive officers received greater than 200% of his target incentive award. For fiscal year 2007, all of our full-time employees, including employees of our direct and indirect subsidiaries and dedicated agents and our executive officers, were eligible to participate in our 2007 Short Term Incentive Plan.

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2007 was approximately $298,000, including $72,000 paid to Halco as a management fee and consulting fees paid to certain of our directors. Some directors were also reimbursed for expenses incurred in order to attend board or committee meetings.

2007 Share Incentive Plan

Our board of directors adopted the 2007 Share Incentive Plan on August 9, 2007, and our shareholders approved the 2007 Share Incentive Plan on September 4, 2007. The maximum number of common shares of Textainer Group Holdings Limited that may be granted pursuant to the 2007 Share Incentive Plan will be 3,808,371 shares, representing 8% of the number of common shares issued and outstanding 45 days following the initial public offering, subject to adjustments for share splits, share dividends or other similar changes in our common shares or our capital structure. The shares to be issued pursuant to awards under the 2007 Share Incentive Plan may be authorized, but unissued, or reacquired common shares.

The 2007 Share Incentive Plan provides for the grant of share options, restricted shares, restricted share units, share appreciation rights and dividend equivalent rights, collectively referred to as “awards.” Share options granted under the 2007 Share Incentive Plan may be either incentive share options under the provisions of Section 422 of the Code, or non-qualified share options. We may grant incentive share options only to our employees or employees of any parent or subsidiary of Textainer Group Holdings Limited. Awards other than incentive share options may be granted to our employees, directors and consultants or the employees, directors and consultants of any parent or subsidiary of Textainer Group Holdings Limited.

Our board of directors or a committee designated by our board of directors, referred to as the “plan administrator,” will administer the 2007 Share Incentive Plan, including selecting the award recipients, determining the number of shares to be subject to each award, determining the exercise or purchase price of each award and determining the vesting and exercise periods of each award. Awards under the plan may vest upon the passage of time or upon the attainment of certain performance criteria. The performance criteria established by the plan administrator may be based on any one of, or combination of, the following: (i) increase in share price, (ii) earnings per share, (iii) total shareholder return, (iv) operating margin, (v) gross margin, (vi) return on equity, (vii) return on assets, (viii) return on investment, (ix) operating income, (x) net operating income, (xi) pre-tax profit, (xii) cash flow, (xiii) revenue, (xiv) expenses, (xv) earnings before interest, taxes and depreciation, (xvi) economic value added and (xvii) market share.

The exercise price of all share options granted under the 2007 Share Incentive Plan will be at least equal to 100% of the fair market value of our common shares on the date of grant. If, however, incentive share options are granted to an employee who owns shares possessing more than 10% of the voting power of all classes of our common shares or the shares of any parent or subsidiary, the exercise price of any incentive share option granted must equal at least 110% of the fair market value on the grant date and the maximum term of these incentive share options must not exceed five years. The maximum term of all other awards under the 2007 Share Incentive Plan will be ten years. The base appreciation amount of any share appreciation right and the exercise price or purchase price, if any, of any awards intended to be performance-based compensation (within the meaning of Section 162(m) of the Code) will be at least equal to 100% of the fair market value of our common shares on the date of grant. The plan administrator will determine the term and exercise or purchase price of any other awards granted under the 2007 Share Incentive Plan.

Under the 2007 Share Incentive Plan, incentive share options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the participant only by the participant. Other awards shall be transferable by will or by the laws of descent or distribution and to the extent provided in the award agreement. The 2007 Share Incentive Plan permits the designation of beneficiaries by holders of awards, including incentive share options.

In the event a participant in the 2007 Share Incentive Plan terminates employment or is terminated by us (or by our parent or subsidiary) without cause, any options which have become exercisable prior to the time of termination will remain exercisable for three months from the date of termination (unless a shorter or longer period of time is determined by the plan administrator). In the event a participant in the 2007 Share Incentive Plan is terminated by us (or by our parent or subsidiary) for cause, any options which have become exercisable prior to the time of termination will immediately terminate. If termination was caused by death or disability, any options which have become exercisable prior to the time of termination, will remain exercisable for twelve months from the date of termination (unless a shorter or longer period of time is determined by the plan administrator). Unless an individual award agreement otherwise provides, all vesting of all other awards will generally terminate upon the date of termination.

Following the date that the exemption from application of Section 162(m) of the Code ceases to apply, the maximum number of common shares with respect to which options and share appreciation rights may be granted to a participant in any calendar year will be two million common shares. In connection with a participant’s commencement of service with us, a participant may be granted options and share appreciation rights for up to an additional two million common shares that will not count against the foregoing limitation. In addition and also following the date that the exemption from application of Section 162(m) of the Code ceases to apply, for awards of restricted shares and restricted share units that are intended to be “performance-based compensation” (within the meaning of Section 162(m)), the maximum number of common shares with respect to which such awards may be granted to a participant in any calendar year will be two million common shares.

Subject to any required action by our shareholders, the number of common shares covered by outstanding awards, the number of common shares that have been authorized for issuance under the 2007 Share Incentive Plan, the exercise or purchase price of each outstanding award, the maximum number of common shares that may be granted subject to awards to a participant in any calendar year, and the like, shall be proportionally adjusted by the plan administrator in the event of any increase or decrease in the number of issued common shares resulting from certain changes in our capital structure as described in the 2007 Share Incentive Plan.

In the event of a corporate transaction or a change in control of Textainer Group Holdings Limited, all outstanding awards under the 2007 Share Incentive Plan will terminate unless the acquirer assumes or replaces such awards. In addition and except as otherwise provided in an individual award agreement, assumed or replaced awards will automatically become fully vested if a participant is terminated by the acquiror without cause within twelve months after a corporate transaction. In the event of a corporate transaction where the acquirer does not assume or replace awards granted under the 2007 Share Incentive Plan, all of these awards become fully vested immediately prior to the consummation of the corporate transaction. In the event of a change in control and except as otherwise provided in an individual award agreement, outstanding awards will automatically become fully vested if a participant is terminated by the acquiror without cause within twelve months after such change in control.

Under the 2007 Share Incentive Plan, a “corporate transaction” is generally defined as:

•	acquisition of 50% or more of the common shares by any individual or entity including by tender offer;

•	a reverse merger or amalgamation in which 40% or more of the common shares by an individual or entity is acquired;

•	a sale, transfer or other disposition of all or substantially all of the assets of Textainer Group Holdings Limited;

•	a merger, amalgamation or consolidation in which Textainer Group Holdings Limited is not the surviving entity; or

•	a complete liquidation or dissolution.

Under the 2007 Share Incentive Plan, a “change in control” is generally defined as:

•

acquisition of 50% or more of the common shares by any individual or entity which a majority of our board of directors (who have served on the board for at least 12 months) do not recommend that our shareholders accept, or

•	a change in the composition of the board of directors as a result of contested elections over a period of 12 months or less.

Unless terminated sooner, the 2007 Share Incentive Plan will automatically terminate in 2017. The board of directors will have authority to amend or terminate the 2007 Share Incentive Plan. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to awards granted to residents therein, we will obtain shareholder approval of any such amendment to the 2007 Share Incentive Plan in such a manner and to such a degree as required.

2008 Bonus Plan

On September 21, 2007, our board of directors approved the Textainer Group Holdings Limited 2008 Bonus Plan (the “Bonus Plan”). The Bonus Plan provides for incentive payments to our employees and those of our affiliates, including our dedicated agents and key executives who may be affected by Section 162(m) of the Internal Revenue Code of 1986, as amended (“Code”). Although the Bonus Plan permits the awards to be paid in shares, we expect that the awards will be cash-based. The Bonus Plan is designed to provide incentive awards based on the achievement of goals relating to our performance and the performance of our individual business units, and to qualify certain components of compensation paid to certain of our key executives for the tax deductibility exception under Code Section 162(m) while maintaining a degree of flexibility in the amount of incentive compensation paid to such individuals. Under the Bonus Plan, performance goals may relate to one or more of the following measures, for the company as a whole, a line of business, service or product: increase in share price, earnings per share, total shareholder return, operating margin, gross margin, return on equity, return on assets, return on investment, operating income, net operating income, pre-tax income, cash flow, revenue, expenses, earnings before interest, taxes and depreciation, economic value added, market share, corporate overhead costs, liquidity management, net interest income, net interest income margin, return on capital invested, shareholders’ equity, income (before income tax expense), residual earnings after reduction for certain compensation expenses, net income, profitability of an identifiable business unit or product, or performance relative to a peer group of companies on any of the foregoing measures. The Bonus Plan replaces our 2007 Short Term Incentive Plan for the fiscal year beginning in 2008.

Code Section 162(m) generally disallows a Federal income tax deduction to any publicly held corporation for non-performance based compensation paid in excess of $1,000,000 in any taxable year to the chief executive officer or any of the four other most highly compensated executive officers employed on the last day of the taxable year. We intend to structure awards under the Bonus Plan so that compensation resulting therefrom would be qualified “performance based compensation” eligible for continued deductibility. The Bonus Plan will be administered by a committee to be appointed by our board of directors, which will select the employees who will be eligible to receive awards, the target pay-out level and the performance targets. The maximum performance award payable to any individual for any performance period is $2,000,000. Each performance period will be a period of three years or less, as determined by the committee. The committee may establish programs under the Bonus Plan permitting select participants to defer receipt of awards.

Employment and Consulting Agreements with Executive Officers and Directors

We have entered into employment agreements with all of our executive officers. Each of these employment agreements contains provisions requiring us to make certain severance payments in case the executive officer is terminated without cause. The agreements terminate upon termination of employment. Employment is at-will for each of our executive officers and they may be terminated at any time for any reason.

Our subsidiary, Textainer Equipment Management Limited, had previously entered into an employment agreement with Dudley R. Cottingham, one of our directors, in connection with his position as president of that subsidiary. Mr. Cottingham has tendered his resignation from all officer and employee positions (excluding, for the avoidance of doubt, the position of director) with us and our subsidiaries, effective upon the listing of our common shares on the NYSE.

We have entered into a management agreement with Halco, our majority shareholder, for provision of management services in connection with certain directors acting as representatives of Halco. In addition, in the past we have entered into consulting arrangements with Mr. Hoelter, one of our directors. Other than as disclosed above, none of our directors has service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

Indemnification Agreements

We have entered into separate indemnification agreements with our directors and senior management to give such directors and officers, as well as their immediate family members, additional contractual assurances regarding the scope of indemnification set forth in our bye-laws, and to provide additional procedural protections which may, in some cases, be broader than the specific indemnification provisions contained in our bye-laws. The indemnification agreements may require us, among other things, to indemnify such directors and officers, as well as their immediate family members, against liabilities that may arise by reason of their status or service as directors or officers and to advance expenses as a result of any proceeding against them as to which they could be indemnified.

C.	Board Practices

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. Therefore, we are exempt from many of the NYSE’s corporate governance practices, other than the establishment of a formal audit committee satisfying the requirements of Rule 10A-3 under the Exchange Act and notification of non-compliance with NYSE listing requirements. The practices that we follow in lieu of the NYSE’s corporate governance rules are described below.

•

We do not, and are not required under Bermuda law to, maintain a board of directors with a majority of independent directors. Currently, a majority of our directors are not independent, as that term is defined by the NYSE.

•	We are not required by Bermuda law to hold regular meetings of the board of directors at which only independent directors are present.

•

Under Bermuda law, compensation of executive officers need not be determined by an independent committee. We have established a compensation committee that reviews and approves the compensation and benefits for our executive officers and other key executives, makes recommendations to the board regarding compensation matters and is responsible for awarding compensation to our executive officers and other employees under our share compensation plans. The committee also has the discretion to interpret and amend the terms of, and take all other actions necessary to administer, the 2007 Share Incentive Plan. However, our compensation committee is not comprised solely of independent directors. The members of our compensation committee are Messrs. Cottingham, Hoelter, Neil Jowell, Nurek and Shwiel. Mr. Hoelter provides consulting services to us, for which he receives payment in addition to the fees he receives as a member of our board of directors. Messrs. Neil Jowell and Nurek are directors of Trencor.

•

In accordance with NYSE rules, we have formed an audit committee responsible for advising the board regarding the selection of independent auditors and evaluating our internal controls. Our audit committee need not have three members and the members need not comply with the NYSE’s standards of independence for domestic issuers. Our audit committee has five members, Messrs. Shwiel, Cottingham, Neil Jowell, McQueen and Hoelter. Messrs. Shwiel and Cottingham are voting members of the committee and are independent as that term is defined in Rule 10A-3 under the Exchange Act. The other three members are representatives of Trencor and have no voting rights.

•

We have established a nominating and governance committee, although this committee is not comprised solely of independent directors, as would be required of a domestic issuer. Our board of directors has adopted a nominating and governance committee charter.

•

Under Bermuda law, we are not required to obtain shareholder consent prior to issuing securities or adopting share compensation plans. However, we sought and received the approval of our shareholders for our 2007 Share Incentive Plan on September 4, 2007. We are also required under Bermuda law to obtain the consent of the Bermuda Monetary Authority for the issuance of securities in certain circumstances.

•

Under Bermuda law, we are not required to adopt corporate governance guidelines or a code of business conduct. However, we have adopted both corporate governance guidelines and a code of business conduct.

D.	Employees

As of December 31, 2007, we employed 152 people. We believe that our relations with our employees are good, and we are not a party to any collective bargaining agreements.

E.	Share Ownership

See Item 7, “Major Shareholders and Related Party Transactions” for information regarding director and senior management ownership of our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our common shares as of March 28, 2007:

•	each person or entity that we know beneficially owns more than 5% of our issued and outstanding shares;

•	each director, director nominee and executive officer; and

•	all of our directors, director nominees and executive officers as a group.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage of beneficial ownership of our common shares owned is based on 47,604,640 common shares issued and outstanding on March 28, 2008. We do not believe that we are directly or indirectly owned or controlled by any foreign government. The voting rights of our common shares held by major shareholders are the same as the voting rights of shares held by all other shareholders. We are unaware of any arrangement that might result in a change of control.

	Number of Common Shares Beneficially Owned
Holders	Shares(1)	%(2)
5% Shareholders
Halco Holdings Inc.(3)	29,778,802	62.6%
Trencor Limited(3)	29,778,802	62.6%
Wellington Management Company, LLP(4)	2,699,967	5.7%

Executive Officers and Directors
Dudley R. Cottingham	3,000	*
James E. Hoelter(5)	31,856,548	66.9%
Cecil Jowell(6)	30,375,758	63.8%
Neil I. Jowell(7)	30,375,758	63.8%
Isam K. Kabbani(8)	1,000,000	2.1%
John A. Maccarone(9)	2,613,916	5.5%
James E. McQueen(10)	29,778,802	62.6%
David M. Nurek(11)	29,778,802	62.6%
Hendrik R. van der Merwe(12)	29,778,802	62.6%
James A. C. Owens	—	*
Hyman Shwiel	—	*
Ernest J. Furtado(13)	400,200	*
Philip K. Brewer(14)	490,000	1.0%
Robert D. Pederson(15)	500,000	1.1%
Current directors and executive officers (14 persons) as a group	38,057,576	79.9%

*	Less than 1%.

(1)	Beneficial ownership by a person assumes the exercise of all share options, warrants and rights held by such person.

(2)	Percentage ownership is based on 47,604,640 shares outstanding as of March 28, 2008.

(3)	Includes 29,778,802 shares held by Halco. Halco is wholly owned by Halco Trust, a discretionary trust with a independent trustee. Trencor and certain of Trencor’s subsidiaries are the sole discretionary beneficiaries of Halco Trust. The protectors of the trust are Mr. Neil Jowell, the chairman of both our board of directors and the board of directors of Trencor, and Mr. Cecil Jowell and Mr. McQueen, both members of our board of directors and the board of directors of Trencor.

(4)	Based on a Schedule 13G filed by Wellington Management Company, LLP with the SEC on February 14, 2008. According to the Schedule 13G, Wellington Management Company, LLP beneficially owns 2,699,967 common shares and has shared voting power with respect to 1,475,200 of such common shares and shared dispositive power with respect to all such common shares.

(5)	Includes 29,778,802 shares held by Halco, 113,844 shares held by the James E. Hoelter & Virginia S. Hoelter Trust, 1,086,156 shares held by the JEH-VSH Limited Partnership #1, and 877,746 shares held by the JEH-VSH Limited Partnership #2. The general partners of each of the partnerships are James and Virginia Hoelter. Mr. Hoelter is a director of Trencor. Mr. Hoelter disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(6)	Includes 596,956 held by EA Finance, a company owned by a trust in which members of Mr. Cecil Jowell’s family are discretionary beneficiaries, and 29,778,802 shares held by Halco. Mr. Cecil Jowell is one of our directors, a director of Halco, a protector of the Halco Trust and a member of the board of directors of Trencor. In addition, Mr. Cecil Jowell has a significant ownership interest in Trencor both directly and indirectly, including indirectly through interests in Mobile Industries, which owns approximately 46% of Trencor. Mr. Cecil Jowell is also the chairman of Mobile Industries. Mr. Cecil Jowell disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by EA Finance and Halco.

(7)	Includes 596,956 held by EA Finance, a company owned by a trust in which members of Mr. Neil Jowell’s family are discretionary beneficiaries, and 29,778,802 shares held by Halco. Mr. Neil Jowell is one of our directors, a protector of the Halco Trust and a member of the board of directors of Trencor. In addition, Mr. Neil Jowell has a significant ownership interest in Trencor both directly and indirectly, including indirectly through interests in Mobile Industries, which owned approximately 46% of Trencor. Mr. Neil Jowell is also a director of Mobile Industries. Mr. Neil Jowell disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by EA Finance and Halco.

(8)	All shares are held by IKK Foundation, an affiliate of Mr. Kabbani.

(9)	Includes 2,059,416 shares held by the Maccarone Family Partnership L.P., 28,530 shares held by the Maccarone Revocable Trust, 1,100 shares held by the Maccarone Charitable Trust, 1,000 shares held by the John Maccarone IRA Rollover and 350 shares held by the Bryan Maccarone UTMA. Also includes 261,760 restricted share units and 261,760 share options granted under the 2007 Share Incentive Plan (the “2007 Plan”). Share options were awarded at an exercise price equal to the fair market value of our common shares on the grant date of $16.50 per share. All options expire on October 8, 2017.

(10)	All shares are held by Halco. Mr. McQueen is one of our directors, a director of Halco, a protector of the Halco Trust and a member of the board of directors of Trencor. Mr. McQueen disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(11)	All shares are held by Halco. Mr. Nurek is one of our directors and a member of the board of directors of Trencor. Mr. Nurek disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(12)	All shares are held by Halco. Mr. van der Merwe is one of our directors and a member of the board of directors of Trencor. Mr. van der Merwe disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by Halco.

(13)	Includes 260,000 shares held by Ernest James Furtado and Barbara Ann Pelletreau, Trustees of the Furtado-Pelletreau 2003 Revocable Living Trust UDT dated November 28, 2003, 100 shares held by Ernest James Furtado as custodian for David Furtado UGMA, and 100 shares held by Ernest James Furtado as custodian for Michelle Pelletreau UGMA. Includes 70,000 restricted share units and 70,000 share options granted under the 2007 Plan. Share options were awarded at an exercise price equal to the fair market value of our common shares on the grant date of $16.50 per share. All options expire on October 8, 2017.

(14)	Includes 105,000 restricted share units and 105,000 share options granted under the 2007 Plan. Share options were awarded at an exercise price equal to the fair market value of our common shares on the grant date of $16.50 per share. All options expire on October 8, 2017.

(15)	Includes 105,000 restricted share units and 105,000 share options granted under the 2007 Plan. Share options were awarded at an exercise price equal to the fair market value of our common shares on the grant date of $16.50 per share. All options expire on October 8, 2017.

B.	Related Party Transactions

We do not have a corporate policy regarding related party transactions, nor are there any provisions in our memorandum of association or bye-laws regarding related party transactions, other than the provision, as permitted by Bermuda law, that we, or one of our subsidiaries, may enter into a contract in which our directors or officers are directly or indirectly interested if the director or officer discloses his interest to our board of directors at the first opportunity at a meeting of directors or in writing.

Loans to Executive Officers

As permitted by Bermuda law, in the past, we have extended loans to our employees in connection with their acquisition of our common shares in accordance with our various employees’ share schemes. As of December 31, 2007, approximately $432,000 was outstanding on such loans to employees. Since January 1,

2005, the largest amount previously outstanding under any loan to an executive officer was $679,600. Since January 1, 2006, we provided loans of $56,200 to each of Mr. Brewer and Mr. Furtado on each of March 13, 2006 and March 13, 2007 in connection with this program. Since January 1, 2006, Mr. Brewer had owed us up to $453,069 (on March 23, 2006). Mr. Brewer paid off his entire remaining loan balance on July 16, 2007. Since January 1, 2006, Mr. Furtado had owed us up to $155,200 (on March 23, 2006). Mr. Furtado paid off his entire remaining loan balance on March 23, 2007. Currently, there are no loans outstanding to our directors or executive officers, and we will not extend loans to our directors or executive officers in the future, in compliance with the requirements of Section 402 of the Sarbanes-Oxley Act of 2002 and Section 13(k) of the Securities Exchange Act of 1934, as amended. The interest rate on these loans to executive officers had been calculated annually on or about March 1 of each year at a rate equal to 0.5% per annum above our effective interest rate before tax, which is currently set at 6.28%.

Indemnification of Officers and Directors

We have entered into indemnification agreements with each of our directors and executive officers to give such directors and officers, as well as their immediate family members, additional contractual assurances regarding the scope of indemnification set forth in our bye-laws, and to provide additional procedural protections which may, in some cases, be broader than the specific indemnification provisions contained in our bye-laws. The indemnification agreements may require us, among other things, to indemnify such directors and officers, as well as their immediate family members, against liabilities that may arise by reason of their status or service as directors or officers and to advance expenses as a result of any proceeding against them as to which they could be indemnified.

Agreements with IKK Group

Textainer Equipment Management Limited has entered into a management agreement with IKK Foundation, related to Textainer Equipment Management Limited’s management of containers owned by IKK Foundation. Director Isam Kabbani is the beneficial owner of IKK Foundation. In 2007, 2006 and 2005, we managed approximately 10,200 TEU (for which we received approximately $229,300 in management fees), 10,700 TEU (for which we received approximately $221,000 in management fees) and 11,000 TEU (for which we received approximately $254,600 in management fees), respectively, for IKK Foundation.

Insurance Services

Through October 2006, director James Owens provided insurance consulting, advisory and brokerage services to us in his capacity as an employee and director of Foreign Business Indemnity Limited (“FBIL”), an entity effectively wholly owned by Mr. Owens’ wife. In October 2006, Heath Lambert Limited purchased a portfolio of insurance broker client accounts from FBIL, which included FBIL’s account with us. Following the sale of accounts to Heath Lambert, FBIL entered into a consultancy agreement with Heath Lambert, which provides that Mr. Owens will supply consultancy services to Heath Lambert with respect to such accounts, including services related to our account. Future payments to FBIL under the terms of its agreements with Heath Lambert could be based in part on fees received by Heath Lambert from us. In addition, FBIL continues to provide direct brokerage services to Trencor with respect to its directors’ and officers’ insurance, which includes coverage for our directors and officers. We have obtained our own separate directors’ and officers’ insurance and are no longer covered by Trencor’s policy. FBIL received approximately $156,000 and $164,000 from us for insurance-related services during the fiscal years ended December 31, 2006 and 2005, respectively.

Relationships and Agreements with Entities Related to Trencor Limited

Halco is wholly owned by Halco Trust, a discretionary trust with an independent trustee. Trencor and certain of Trencor’s subsidiaries are the sole discretionary beneficiaries of Halco Trust. The protectors of the trust are Neil I. Jowell, Cecil Jowell, and James McQueen, all of whom are members of our board of directors and the board of directors of Trencor. In addition, two of our directors, Cecil Jowell and James McQueen, are also members of the board of directors of Halco. For the years ended December 31, 2007, 2006 and 2005, we paid approximately $72,000, $96,000 and $96,000, respectively, to Halco as a management fee for the services of the directors who are representatives of Halco.

We have entered into an agreement with LAPCO, an associate of Halco, related to our management of containers owned by LAPCO. Pursuant to this agreement, LAPCO has the right, but not an obligation, to require us to purchase containers on its behalf, within guidelines specified in the agreement and for as long as the management agreement is in place. In 2007, 2006 and 2005, we received the following fees or commissions from LAPCO: (i) approximately $4,743,000, $4,498,000 and $4,928,000, respectively, in management fees, (ii) approximately $1,258,000, $752,000 and $687,000, respectively, in sales commissions and (iii) approximately $287,000, $268,000 and $303,000, respectively, in acquisition fees. In 2007, 2006 and 2005, fees received under the LAPCO agreement accounted for 9.2%, 11.4% and 11.7%, respectively, of total combined container management and container resale segment revenue and 2.5%, 2.4% and 2.5%, respectively, of total revenue. LAPCO is free to compete against us with respect to its investment in containers and uses our competitors to manage some of its containers.

In 2005 the Company reserved $2.5 million to resolve a dispute with a container manufacturer. The Company paid $1.3 million pursuant to a court order. On November 28, 2006, the Company and its parent company, Trencor Limited, entered into a letter agreement related to a settlement with this container manufacturer and the sale of a South African container manufacturing plant. This container manufacturer owed money to Trencor and had claims against the Company. Pursuant to this letter agreement, the container manufacturer agreed to return the plant to Trencor in lieu of its liabilities and the Company agreed to cover Trencor’s losses upon the sale of the plant, up to a limit of $750,000, in settlement of the container manufacturer’s claims against them. A $450,000 reduction in the reserve was released to income in the fourth quarter of 2006. On August 23, 2007, Trencor entered into a sale agreement with a third party to sell the plant for an amount that would not result in any loss being recorded. This sale is subject to certain conditions being satisfied and the Company will reduce its reserve at such time as the conditions have been satisfied and the funds have been received from the buyer of the plant.

Halco acquired 2,100,000 common shares in the initial public offering at the initial public offering price. These shares are subject to the 180-day lock-up agreement that Halco signed with the representatives of the underwriters in connection with the offering. The underwriters did not receive any discount or commission on these shares. The common shares that were purchased by Halco in the offering are not freely tradable in the public market due to Halco’s status as our “affiliate,” as such term is defined in Rule 144 under the Securities Act, and due to certain contractual restrictions contained in its lock-up agreement with the underwriters. See Item 14. “Material Modifications to the Rights of Security Holders and Use of Proceeds” for further details on these trading restrictions.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

Our audited consolidated financial statements which comprises our consolidated balance sheets as at December 31, 2007 and 2006 and the consolidated statements of income, of shareholders’ equity and comprehensive income and of cash flows for each of the years in the three year period ended December 31, 2007 and the notes to those statements and the report of independent registered public accounting firm thereon, are included under Item 18, “Financial Statements” of this Annual Report on Form 20-F. Also, see Item 5, “Operating and Financial Review and Prospects” for additional financial information.

Legal Proceedings

See Item 4, “Information on the Company—Business Overview—Legal Proceedings” for information on our legal proceedings which may have, or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

During March 2005, we declared and paid a dividend totaling $17.2 million. During August 2005, we declared a dividend totaling $9.6 million that was paid in September 2005. During March 2006, we declared and paid a dividend totaling $19.1 million. During August 2006, we declared a dividend totaling $8.2 million that was paid in September 2006. During March 2007, we declared and paid a dividend totaling $20.3 million. During May 2007, we declared a dividend totaling $8.1 million that was paid in June 2007. During August 2007, we declared a dividend totaling $8.7 million that was paid in September 2007. During November 2007, we declared a dividend totaling $9.5 million that was paid in December 2007.

Our board of directors has adopted a dividend policy which reflects its judgment that our shareholders would be better served if we distributed to them, as quarterly dividends payable at the discretion of our board of directors, a portion of the cash generated by our business in excess of our expected cash needs, including cash needs for potential acquisitions or other growth opportunities, rather than retaining such excess cash or using such cash for other purposes. On an annual basis we expect to pay dividends with cash flow from operations, but due to seasonal or other temporary fluctuations in cash flow, we may from time to time use temporary short-term borrowings to pay quarterly dividends.

We are not required to pay dividends, and our shareholders will not be guaranteed, or have contractual or other rights, to receive dividends. The timing and amount of future dividends will be at the discretion of our board of directors and will be dependent on our future operating results and the cash requirements of our business. There are a number of factors that can affect our ability to pay dividends and there is no guarantee that we will pay dividends in any given year. See Item 3, “Key Information—Risk Factors,” for a discussion of these factors. Our board of directors may decide, in its discretion, at any time, to decrease the amount of dividends, otherwise modify or repeal the dividend policy or discontinue entirely the payment of dividends.

In addition, we will not pay dividends in the event we are not allowed to do so under Bermuda law, are in default under (or such payment would cause a default under) our revolving credit facility, or if such payment would cause us to breach any of our covenants. These covenants include certain financial covenants, which would be directly affected by the payment of dividends, such as (i) a minimum net worth level (which level would decrease by the amount of any dividend paid), (ii) a maximum ratio of consolidated funded debt to consolidated tangible net worth (which amount would decrease by the amount of any dividend paid) and (iii) a minimum ratio of certain income (which amount would decrease by the amount of any dividend paid) to current obligations. Please see Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a description of these covenants. Furthermore, since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends.

B.	Significant Changes

There have been no significant changes to our business since December 31, 2007, except as disclosed herein.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Trading Markets and Price History

We completed an initial public offering of our common shares at $16.50 per share on October 15, 2007 and listed our common shares on the New York Stock Exchange (“NYSE”) under the symbol “TGH.” The Company sold an aggregate of 9,000,000 common shares and generated proceeds of approximately $138.0 million, after deducting underwriting discounts and other offering expenses. The Company used a portion of the proceeds to repay borrowings of $56.0 million incurred in the Capital Transaction described in Item 4, “Information on the Company—History and Development of the Company.” The high and low sale prices for our common shares traded on the NYSE for the fourth quarter of fiscal 2007 was $17.00 and $13.42, respectively.

Transfer Agent

A register of holders of our common shares is maintained by Continental Management Limited in Bermuda and a branch register is maintained in the United States by Computershare Limited. The transfer agent and branch registrar for our common shares is Computershare Limited, P.O. Box 219045, Kansas City, Missouri 64121-9045.

B.	Plan of distribution

Not applicable.

C.	Markets

See Item 9, “Offer and Listing Details—Trading Markets” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Set forth below is certain information and references to information concerning our share capital, material provisions of applicable Bermuda law and our memorandum of association and our bye-laws. We incorporate by reference our memorandum of association as set forth in Exhibit 3.1 and our bye-laws as set forth in Exhibit 3.2 to our registration statement on Form F-1 filed with the SEC on September 26, 2007. The information below and information incorporated by reference are a summary which does not purport to be complete and are qualified in their entirety by reference to our memorandum of association, bye-laws and Bermuda law.

General

We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number EC18896. We were incorporated on December 3, 1993 under the name Textainer Group Holdings Limited. Our registered office is located at 16 Par-La-Ville Road, Hamilton HM HX Bermuda.

C.	Material Contracts

Other than contracts entered into in the ordinary course of business, see Item 4, “Information on the Company—History and Development of the Company—Recent Events” in this Annual Report on Form 20-F for all material contracts that we have entered into during the two years proceeding the date of this annual report.

D.	Exchange Controls

Trencor, a South African company listed on the JSE, has beneficiary interest in a majority of our share capital. Trencor currently has an indirect beneficiary interest in 62.6% of our issued and outstanding shares. South Africa’s exchange control regulations provide for restrictions on exporting capital from South Africa. These restrictions require Trencor to obtain approval from South African exchange control authorities before engaging in transactions that would result in dilution of their share interest in us below certain thresholds, whether through their sale of their own shareholdings or through the approval of our issuance of new shares. The exchange control authorities may decide not to grant such approval if a proposed transaction were to dilute Trencor’s beneficiary interest in us below certain levels. While the South African government has, to some extent, relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. The above requirements could restrict or limit our ability to issue new shares. In addition, Trencor is required to comply with JSE Listings Requirements in connection with its holding or sale of our common shares.

E.	Taxation

The following discussion is a summary of the material Bermuda and U.S. federal income tax consequences of an investment in our common shares. This discussion is not exhaustive of all possible tax considerations. In particular, this discussion does not address the tax consequences under state, local, and other national (e.g., non-Bermuda and non-U.S.) tax laws. Accordingly, we urge you to consult your own tax advisor regarding your particular tax circumstances and the tax consequences under state, local, and other national tax laws. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect.

Bermuda Tax Consequences

The following is a summary of the material Bermuda tax consequences of an investment in our common shares. The following discussion is not exhaustive of all possible tax considerations. We urge you to consult your own tax advisor regarding your particular tax circumstances.

Taxation of the Companies

We and our subsidiaries have obtained an assurance from the Bermuda Minister of Finance under the Exempted Undertakings Tax Protection Act 1966 that, if any legislation is enacted in Bermuda imposing any tax computed on profits on income, or computed on any capital asset, gain, or appreciation, or any tax in the nature of estate duty or inheritance tax, then such tax will not until March 28, 2016 be applicable to us or any of our operations, or to any of our shares, debentures, or other obligations, except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

Given the limited duration of the Minister of Finance’s assurance, we cannot be certain that we will not be subject to any Bermuda tax after March 28, 2016. As an exempted company, we are required to pay to the Bermuda government an annual fee presently not to exceed $29,220, based on our assessable capital.

Taxation of Holders

Currently, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our shareholders in respect of our common shares. The issue, transfer, or redemption of our common shares is not currently subject to stamp duty.

United States Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of an investment in our common shares. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Code, regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences described below.

This summary does not address all aspects of the U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as: banks; financial institutions; insurance companies; dealers in stocks, securities, or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; tax-exempt organizations; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, and other tax-deferred accounts; expatriates of the U.S.; persons subject to the alternative minimum tax; persons holding common shares as part of a straddle, hedge, conversion transaction, or other integrated transaction; persons who acquired common shares pursuant to the exercise of any employee share option or otherwise as compensation for services; persons actually or constructively holding 10% or more of our voting shares; and U.S. Holders (as defined below) whose functional currency is other than the U.S. dollar.

This discussion is not a comprehensive description of all of the U.S. federal tax consequences that may be relevant with respect to an investment in common shares. We urge you to consult your own tax advisor regarding your particular circumstances and the U.S. federal income and estate tax consequences to you of owning and disposing of common shares, as well as any tax consequences arising under the laws of any state, local, or foreign or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

This summary is directed solely to persons who hold their common shares as capital assets within the meaning of Section 1221 of the Code, which includes property held for investment. For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of common shares that is any of the following:

•	a citizen or resident of the U.S. or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	a trust in existence on August 20, 1996 that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

The term “Non-U.S. Holder” means a beneficial owner of common shares that is not a U.S. Holder. As described in “—Taxation of Non-U.S. Holders” below, the tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of common shares, the U.S. federal income tax consequences to a partner in the partnership will depend on the status of the partner and the activities of the partnership. A holder of common shares that is a partnership and the partners in such partnership should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in common shares.

Taxation of the Companies

Textainer and Non-U.S. Subsidiaries

A non-U.S. corporation deemed to be engaged in a trade or business within the U.S. is subject to U.S. federal income tax on income which is treated as effectively connected with the conduct of that trade or business. Such income tax, if imposed, is based on effectively connected income computed in a manner similar to the manner in which the income of a domestic corporation is computed, except that a foreign corporation will be entitled to deductions and credits for a taxable year only if it timely files a U.S. federal income tax return for that year. In addition, a non-U.S. corporation may be subject to the U.S. federal branch profits tax on the portion of its effectively connected earnings and profits, with certain adjustments, deemed repatriated out of the U.S. Currently, the maximum U.S. federal income tax rates are 35% for a corporation’s effectively connected income and 30% for the branch profits tax.

A portion of our income is treated as effectively connected with our conduct of a trade or business within the U.S., and is accordingly subject to U.S. federal income tax. We file U.S. federal income tax returns. The determination of whether a person is engaged in a U.S. trade or business is based on a highly factual analysis, there is no direct guidance as to which activities constitute being engaged in a U.S. trade or business, and it is unclear how a court would construe the existing indirect authorities. Accordingly, it is possible that the IRS will conclude that a greater of our income is effectively connected income that should be subject to U.S. federal income tax. One of our non-U.S. subsidiaries, Textainer Equipment Management Limited, files protective U.S. federal income tax returns in order to preserve the right to claim deductions and credits if it is ever determined that it is engaged in a U.S. trade or business and earns effectively connected income that is subject to U.S. federal income tax.

Regardless of whether our non-U.S. subsidiaries that are treated as corporations for U.S. federal income tax purposes are deemed to be engaged in a U.S. trade or business, we and all of our non-U.S. subsidiaries are also subject to U.S. federal income tax imposed via 30% withholding on the gross amount of certain “fixed or determinable annual or periodic gains, profits and income” derived from sources within the U.S. (such as dividends and certain interest on investments), to the extent such amounts are not effectively connected income. This 30% U.S. withholding tax is subject to reduction by applicable treaties. Distributions by our U.S. subsidiaries to us and our non-U.S. subsidiaries are expected to be subject to this 30% U.S. withholding tax.

U.S. Subsidiaries

Our U.S. subsidiaries are subject to U.S. federal income tax at regular corporate rates on their worldwide income, regardless of its source, subject to reduction by allowable foreign tax credits.

Furthermore, any of our U.S. subsidiaries could be subject to additional U.S. tax on a portion of its income if it is considered to be a PHC for U.S. federal income tax purposes. A U.S. corporation will be classified as a PHC for U.S. federal income tax purposes in a given taxable year if (i) at any time during the last half of such taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of the stock of the corporation by value; and (ii) at least 60% of the corporation’s adjusted ordinary gross income, as determined for U.S. federal income tax purposes, for such taxable year consists of “personal holding company income.” Personal holding company income includes, among other things, dividends, interest, royalties, annuities and, under certain circumstances, rents. The PHC rules do not apply to non-U.S. corporations.

If any of our U.S. subsidiaries is or becomes a PHC in a given taxable year, such corporation will be subject to an additional 15% tax on its “undistributed personal holding company income,” which includes the company’s taxable income, subject to certain adjustments. For taxable years beginning after December 31, 2010, the tax rate on “undistributed personal holding company income” is scheduled to increase to the highest marginal rate applicable to the ordinary income of individuals, which is currently 35%.

We believe that none of our U.S. subsidiaries should be considered PHCs. In addition, we intend to cause our U.S. subsidiaries to manage their affairs in a manner that reduces the possibility that they will meet the 60% income threshold. However, because of the lack of complete information regarding our ultimate share ownership (i.e., particularly as determined by constructive ownership rules), we cannot assure you that none of our U.S. subsidiaries will become PHCs in the future, or that the amount of U.S. federal income tax that would be imposed would be immaterial.

Transfer Pricing

Under U.S. federal income tax laws, transactions among taxpayers that are owned or controlled directly or indirectly by the same interests generally must be at arm’s-length terms. We consider the transactions among our subsidiaries and us to be at arm’s-length terms. However, the IRS may distribute, apportion, or allocate gross income, deductions, credits, or allowances between or among such taxpayers if it determines that such transactions are not at arm’s-length terms and that such distribution, apportionment, or allocation is necessary in order to clearly reflect the income of any of such taxpayers. In such a situation, we may incur increased tax liability, possibly materially, thereby reducing our profitability and cash flows.

Taxation of U.S. Holders

The discussion in “—Distributions on Common Shares” and “—Dispositions of Common Shares” below assumes that we will not be treated as a PFIC for U.S. federal income tax purposes. For a discussion of the rules that apply if we are treated as a PFIC, see the discussion in “—Passive Foreign Investment Company” below.

Distributions on Common Shares

General. Subject to the discussion in “—Passive Foreign Investment Company” below, if you actually or constructively receive a distribution on common shares, you must include the distribution in gross income as a taxable dividend on the date of your receipt of the distribution, but only to the extent of our current or accumulated earnings and profits, as calculated under U.S. federal income tax principles. Such amount must be included without reduction for any foreign taxes withheld. Dividends paid by us are not expected to be eligible for the dividends received deduction allowed to corporations with respect to dividends received from certain domestic corporations. Dividends paid by us may or may not be eligible for preferential rates applicable to qualified dividend income, as described below.

To the extent a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of your adjusted tax basis in the common shares, and thereafter as capital gain. Preferential tax rates for long-term capital gain may be applicable to non-corporate U.S. Holders.

We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution will be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Qualified Dividend Income. With respect to non-corporate U.S. Holders (i.e., individuals, trusts, and estates), for taxable years beginning before January 1, 2011, dividends that are treated as qualified dividend income (“QDI”) are taxable at a maximum tax rate of 15%. Among other requirements, dividends will be treated as QDI if either (i) our common shares are readily tradable on an established securities market in the U.S., or (ii) we are eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and which is determined to be satisfactory by the Secretary of the U.S. Treasury. The income tax treaty between the U.S. and Bermuda (the jurisdiction of our incorporation) does not qualify for these purposes. However, it is expected that our common shares are “readily tradable” as a result of being listed on the NYSE, although there can be no assurance that our common shares are “readily tradable” or will continue to be “readily tradable” in the future.

In addition, for dividends to be treated as QDI, we must not be a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year. We do not believe that we were a PFIC for our prior taxable year and we do not expect that we should be treated as a PFIC for our current taxable year. However, we can be treated as a PFIC. Please see the discussion under “Passive Foreign Investment Company” below. Additionally, in order to qualify for QDI treatment, you generally must have held the common shares for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date. However, your holding period will be reduced for any period during which the risk of loss is diminished.

Moreover, a dividend will not be treated as QDI to the extent you are under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. Since the QDI rules are complex, you should consult your own tax advisor regarding the availability of the preferential tax rates for dividends paid on common shares.

In-Kind Distributions. Distributions to you of new common shares or rights to subscribe for new common shares that are received as part of a pro rata distribution to all of our shareholders will not be subject to U.S. federal income tax. The adjusted tax basis of the new common shares or rights so received will be determined by allocating your adjusted tax basis in the old common shares between the old common shares and the new common shares or rights received, based on their relative fair market values on the date of distribution. However, in the case of a distribution of rights to subscribe for common shares, the adjusted tax basis of the rights will be zero if the fair market value of the rights is less than 15% of the fair market value of the old common shares on the date of distribution and you do not make an election to determine the adjusted tax basis of the rights by allocation as described above. Your holding period for the new common shares or rights should include the holding period for the old common shares on which the distribution was made.

Foreign Tax Credits. Subject to certain conditions and limitations, any foreign taxes paid on or withheld from distributions from us and not refundable to you may be credited against your U.S. federal income tax liability or, alternatively, may be deducted from your taxable income. This election is made on a year-by-year basis and applies to all foreign taxes paid by you or withheld from you that year.

Distributions will constitute foreign source income for foreign tax credit limitation purposes. The foreign tax credit limitation is calculated separately with respect to two specific classes of income. For this purpose, distributions characterized as dividends distributed by us are expected to constitute “passive category income” or, in the case of certain U.S. Holders, “general category income.” Special limitations may apply if a dividend is treated as QDI (as defined above).

Special rules may apply to electing individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return).

Since the rules governing foreign tax credits are complex, you should consult your own tax advisor regarding the availability of foreign tax credits in your particular circumstances.

Dispositions of Common Shares

Subject to the discussion in “—Passive Foreign Investment Company” below, you will recognize taxable gain or loss realized on the sale or other taxable disposition of common shares equal to the difference between the U.S. dollar value of (i) the amount realized on the disposition (i.e., the amount of cash plus the fair market value of any property received), and (ii) your adjusted tax basis in the common shares. Such gain or loss will be capital gain or loss.

If you have held the common shares for more than one year at the time of disposition, such capital gain or loss will be long-term capital gain or loss. Preferential tax rates for long-term capital gain (currently, with a maximum rate of 15% for taxable years beginning before January 1, 2011) will apply to non-corporate U.S. Holders. If you have held the common shares for one year or less, such capital gain or loss will be short-term capital gain or loss taxable as ordinary income at your marginal income tax rate. The deductibility of capital losses is subject to limitations.

Any gain or loss recognized is not expected to give rise to foreign source income for U.S. foreign tax credit purposes.

You should consult your own tax advisor regarding the U.S. federal income tax consequences if you receive currency other than U.S. dollars upon the disposition of common shares.

Passive Foreign Investment Company

We will be a PFIC under Section 1297 of the Code if, for a taxable year, either (a) 75% or more of our gross income for such taxable year is passive income (the “income test”) or (b) 50% or more of the average percentage, generally determined by fair market value, of our assets during such taxable year either produce passive income or are held for the production of passive income (the “asset test”). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Certain “look through” rules apply for purposes of the income and asset tests described above. If we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held directly a proportionate share of the other corporation’s assets, and (b) received directly a proportionate share of the other corporation’s income. In addition, passive income does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to income of such related person that is not passive income.

Under the income and asset tests, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change. In analyzing whether we should be treated as a PFIC, we are relying on our projected revenues and projected capital expenditures, the valuation of our assets, and our election to treat certain of our subsidiaries as disregarded entities for U.S. federal income tax purposes. If our actual revenues and capital expenditures do not match our projections, we may be a PFIC. For example, if we do not spend enough of the cash (a passive asset) we raise from any financing transactions we may undertake, the relative percentage of our passive assets will increase. In calculating goodwill (an active asset), we have valued our total assets based on our market capitalization, determined using the market price of our common shares. Such market price may fluctuate. If our market capitalization is less than anticipated or subsequently declines, this will decrease the value of our goodwill and we may be a PFIC. Furthermore, we have made a number of assumptions regarding the amount of value allocable to goodwill. We believe our valuation approach is reasonable. However, it is possible that the IRS will challenge the valuation of our goodwill, which may result in our being a PFIC.

We do not believe that we were a PFIC for any period after the IPO date, we do not expect that we should be treated as a PFIC for our current taxable year and we intend to use reasonable efforts to avoid PFIC status. However, because the PFIC determination is highly fact intensive and made at the end of each taxable year, it is possible that we may be a PFIC for the current or any future taxable year or that the IRS may challenge our determination concerning our PFIC status.

Default PFIC Rules under Section 1291 of the Code. If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of an investment in common shares will depend on whether such U.S. Holder makes an election to treat us as a qualified electing fund (“QEF”) under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder owning common shares while we were or are a PFIC that has not made either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

If you are a Non-Electing U.S. Holder, you will be subject to the default tax rules of Section 1291 of the Code with respect to:

•

any “excess distribution” paid on common shares, which means the excess (if any) of the total distributions received by you during the current taxable year over 125% of the average distributions received by you during the three preceding taxable years (or during the portion of your holding period for the common shares prior to the current taxable year, if shorter); and

•	any gain recognized on the sale or other taxable disposition (including a pledge) of common shares.

Under these default tax rules:

•	any excess distribution or gain will be allocated ratably over your holding period for the common shares;

•	the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC will be treated as ordinary income in the current taxable year;

•	the amount allocated to each of the other years will be treated as ordinary income and taxed at the highest applicable tax rate in effect for that year; and

•	the resulting tax liability from any such prior years will be subject to the interest charge applicable to underpayments of tax.

In addition, notwithstanding any election you may make, dividends that you receive from us will not be eligible for the preferential tax rates applicable to QDI (as discussed above in “—Distributions on Common Shares”) if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but will instead be taxable at rates applicable to ordinary income.

Special rules for Non-Electing U.S. Holders will apply to determine U.S. foreign tax credits with respect to foreign taxes imposed on distributions on common shares.

If we are a PFIC for any taxable year during which you hold common shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold common shares, regardless of whether we actually continue to be a PFIC. You may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the default tax rules of Section 1291 of the Code discussed above) as if your common shares had been sold on the last day of the last taxable year for which we were a PFIC.

If we are a PFIC in any year with respect to you, you will be required to file an annual return on IRS Form 8621 regarding distributions received on common shares and any gain realized on the disposition of common shares.

QEF Election. If you make a QEF Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above. Instead, you will be subject to current U.S. federal income tax on your pro rata share of our ordinary earnings and net capital gain, regardless of whether such amounts are actually distributed to you by us. However, you can make a QEF Election only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

Mark-to-Market Election. U.S. Holders may make a Mark-to-Market Election, but only if the common shares are marketable stock. The common shares will be “marketable stock” as long as they remain listed on the NYSE and are regularly traded. Shares are “regularly traded” for any calendar year during which they are traded (other than in de minimis quantities) on at least fifteen days during each calendar quarter. There can be no assurances, however, that our common shares will be treated, or continue to be treated, as regularly traded.

If you make a Mark-to-Market Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above. Rather, you will be required to recognize ordinary income for any increase in the fair market value of the common shares for each taxable year that we are a PFIC. You will also be allowed to deduct as an ordinary loss any decrease in the fair market value to the extent of net marked-to-market gain previously included in prior years. Your adjusted tax basis in the common shares will be adjusted to reflect the amount included or deducted.

The Mark-to-Market Election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the common shares cease to be marketable stock or the IRS consents to the revocation of the election. You should consult your own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Since the PFIC rules are complex, you should consult your own tax advisor regarding them and how they may affect the U.S. federal income tax consequences of an investment in common shares.

Information Reporting and Backup Withholding

Information reporting requirements will apply to distributions on common shares or proceeds from the disposition of common shares paid within the U.S. (and, in certain cases, outside the U.S.) to a U.S. Holder unless such U.S. Holder is an exempt recipient, such as a corporation. Furthermore, backup withholding (currently at 28%) may apply to such amounts unless such U.S. Holder (i) is an exempt recipient that, if required, establishes its right to an exemption, or (ii) provides its taxpayer identification number, certifies that it is not currently subject to backup withholding, and complies with other applicable requirements. A U.S. Holder may avoid backup withholding if it furnishes a properly completed IRS Form W-9 and is able to make the required certifications.

Backup withholding is not an additional tax. Rather, amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax liability. Furthermore, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Taxation of Non-U.S. Holders

Distributions on Common Shares

Subject to the discussion in “—Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on distributions received on common shares, unless the distributions are effectively connected with a trade or business that you conduct in the U.S. and (if an applicable income tax treaty so requires) attributable to a permanent establishment that you maintain in the U.S.

If distributions are effectively connected with a U.S. trade or business and (if applicable) attributable to a U.S. permanent establishment, you will be subject to tax on such distributions in the same manner as a

U.S. Holder, as described in “Taxation of U.S. Holders – Distributions on Common Shares” above. In addition, any such distributions received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Dispositions of Common Shares

Subject to the discussion in “—Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on any gain recognized on a sale or other taxable disposition of common shares, unless (i) the gain is effectively connected with a trade or business that you conduct in the U.S. and (if an applicable income tax treaty so requires) attributable to a permanent establishment that you maintain in the U.S., or (ii) you are an individual and are present in the U.S. for at least 183 days in the taxable year of the disposition, and certain other conditions are met.

If you meet the test in clause (i) above, you generally will be subject to tax on any gain that is effectively connected with your conduct of a trade or business in the U.S. in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders—Dispositions of Common Shares” above. Effectively connected gain realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you meet the test in clause (ii) above, you generally will be subject to tax at a 30% rate on the amount by which your U.S. source capital gain exceeds your U.S. source capital loss.

Information Reporting and Backup Withholding

Payments to Non-U.S. Holders of distributions on, or proceeds from the disposition of, common shares are generally exempt from information reporting and backup withholding. However, a Non-U.S. Holder may be required to establish that exemption by providing certification of non-U.S. status on an appropriate IRS Form W-8.

Backup withholding is not an additional tax. Rather, amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax liability. Furthermore, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Whenever a reference is made in this Annual Report on Form 20-F to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to one of our previous SEC filings. You can read our SEC filings over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street

N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Copies of reports and other information may also be inspected in the offices of the NYSE, 20 Broad Street, New York, New York 10005.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of changes in value of a financial instrument, derivative or non-derivative, caused by fluctuations in foreign exchange rates and interest rates. Changes in these factors could cause fluctuations in our results of operations and cash flows. We are exposed to the market risks described below.

Foreign Exchange Rate Risk. Although we have significant foreign-based operations, the U.S. dollar is our primary operating currency. Thus, substantially all of our revenue and the majority of our expenses in 2007, 2006 and 2005 were denominated in U.S. dollars. For the years 2007, 2006 and 2005, 38%, 41% and 34%, respectively, of our direct container expenses were paid in 15 different foreign currencies. We do not hedge these container expenses as there are no significant payments made in any one foreign currency and our SDDC contract contains a provision to protect it from fluctuations in exchange rates for payments made in foreign currencies for services rendered under the SDDC contract. Foreign exchange fluctuations did not materially impact our financial results in those periods.

Interest Rate Risk. We have entered into various interest rate cap and swap agreements to mitigate our exposure associated with our variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the LIBOR. The differentials between the fixed and variable rate payments under these agreements are recognized in realized and unrealized gains (losses) on derivative instruments, net in the consolidated statement of income.

As of December 31, 2007, 2006 and 2005, none of the derivative instruments we have entered into qualify for hedge accounting in accordance with Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities , as amended. The fair value of the derivative instruments is measured at each of these balance sheet dates and the change in fair value is recorded in the consolidated statements of income as realized and unrealized gains (losses) on derivative instruments, net.

Our interest rate swap agreements have expiration dates between June 2008 and December 2010. The fair liability value of these agreements was $4.3 million as of December 31, 2007 and the fair asset value of these agreements was $4.0 million as of December 31, 2006.

Our interest rate cap agreements have expiration dates between August 2008 and November 2015.

Based on the debt balances and derivative instruments as of December 31, 2007, it is estimated that a 1% increase in interest rates would result in an increase in the fair value of interest rate swaps of $2.1 million and an increase in interest expense of $3.9 million.

Quantitative and Qualitative Disclosures About Credit Risk

We maintain detailed credit records about our container lessees. Our credit policy sets different maximum exposure limits for our container lessees. Credit criteria may include, but are not limited to, container lessee trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, including those from Dynamar B.V. or “Dynamar,” and Lloyd’s Marine Intelligence Unit (common credit reporting agencies used in the maritime sector), operational history and financial strength. We monitor our container lessees’ performance and our lease exposures on an ongoing basis, and our credit management processes are aided by the long payment experience we have with most of our container lessees and our broad network of long-standing relationships in the shipping industry that provide current information about our container lessees. In managing this risk, we also make an allowance for doubtful accounts. The allowance for doubtful accounts is developed based on two key components:

•	specific reserves for receivables which are impaired for which management believes full collection is doubtful; and

•	reserves for estimated losses inherent in the receivables based upon historical trends.

As of December 31, 2007, approximately 93.2% of accounts receivable for our total fleet and 95.2% of the finance lease receivables were from container lessees and customers outside of the U.S. Customers in the PRC (including Hong Kong) and Taiwan accounted for 17.9% and 14.2%, respectively, of our total fleet container leasing revenue for the year ended December 31, 2007. Customers in no other country accounted for greater than 10.0% of our total fleet container leasing revenue for the same period. Total fleet container leasing revenue differs from our reported container rental revenue in that total fleet container leasing revenue comprises revenue earned from leases on containers in our total fleet, including revenue earned by our investors from leases on containers in our managed fleet, while our reported container revenue only comprises container leasing revenue associated with our owned fleet. We derive revenue with respect to container leasing revenue associated with our managed fleet from management fees based upon the operating performance of the managed containers.

Revenue from our 25 largest container lessees by revenue represented $308.4 million, or 78.4% of our total owned and managed fleet container lease billings for the year ended December 31, 2007, with revenue from our single largest container lessee accounting for $33.0 million, or 8.4% of our owned and managed fleet container leasing revenue during such period.

An allowance for doubtful accounts of $3.2 million has been established against receivables as of December 31, 2007 for our owned fleet. For the year ended December 31, 2007, receivable write-offs, net of recoveries, totaled $0.9 million for our owned fleet.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On October 15, 2007, we completed our initial public offering of our common shares at a price of $16.50 per share and listed our common shares on the New York Stock Exchange under the symbol “TGH.” We sold an aggregate of 9,000,000 of our common shares and generated proceeds of $138.0 million, after deducting underwriting discounts and other offering expenses. The managing underwriters of our initial public offering were Credit Suisse Securities (USA) LLC, Wachovia Capital Markets, LLC, Jefferies & Company, Inc., Piper Jaffray & Co. and Fortis Securities LLC.

The registration statement on Form F-1 (File No. 333-146304) filed by us in connection with our initial public offering was declared effective on October 9, 2007. The amount of expenses incurred by us in connection with the issuance and distribution of the registered securities totaled $10.5 million, consisting of $7.6 million for underwriting discounts and commissions, and approximately $2.9 million for other expenses. None of the payments were direct or indirect payments to our directors, officers, general partners of our associates, persons owning 10% or more of any class of our shares, or any of our affiliates.

ITEM 15T.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

Textainer’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Annual Report on Form 20-F, have concluded that, as of such date, our disclosure controls and procedures are effective.

Disclosure controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report on Form 20-F, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls are also designed to reasonably assure that this information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

In accordance with NYSE rules, we have formed an audit committee responsible for advising the board regarding the selection of independent auditors and evaluating our internal controls. Our audit committee need not have three members and the members need not comply with the NYSE’s standards of independence for domestic issuers. Our audit committee has five members, Mr. Messrs., Mr. Shwiel, Mr. Cottingham, Mr. Jowell, Mr. McQueen and Mr. Hoelter. Messrs. Shwiel and Cottingham are voting members of the committee and are independent as that term is defined in Rule 10A-3 under the Exchange Act. The board affirmatively determined that Mr. Shwiel and Mr. Cottingham are audit committee financial experts. The other three members are representatives of Trencor and have no voting rights. Our board of directors have adopted an audit committee charter effective October 9, 2007.

ITEM 16B.	CODE OF ETHICS

We have adopted the Textainer Group Holdings Limited Code of Business Conduct and Ethics (the “Code of Business Conduct and Ethics”), which covers members of our board of directors and all of our employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions).

The Code of Business Conduct and Ethics addresses, among other things, the following items:

•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•

Full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications made by us;

•	Compliance with applicable governmental laws, rules and regulations

•	The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

•	Accountability for adherence to the code.

During fiscal 2007, no waivers or amendments were made to the Code of Business Conduct and Ethics for any of our directors or executive officers. The Code of Business Conduct and Ethics is available on our website at www.textainer.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our audit committee pre-approves all services provided by our principal accountants, KPMG LLP. All of the services and fees described below were reviewed and pre-approved by our audit committee. Our audit committee has delegated to the principal financial officer and the chairman of the audit committee certain limited authority to grant pre-approvals. These decisions to pre-approve a service must be presented to the full audit committee at its next scheduled meeting.

The following is a summary of the fees billed to us by the principal accountants for professional services rendered for the fiscal years ended December 31, 2007 and 2006:

Fee Category	2007 Fees	2006 Fees
Audit Fees	$710,000	$569,000
Audit Related Fees	866,000	—
Tax Fees	50,000	—
All Other Fees	—	—

Total Fees	$1,626,000	$569,000

Audit Fees—Consists of fees billed for professional services rendered for the audit of our financial statements and services that are normally provided by the principal accountants in connection with statutory and regulatory filings or engagements.

Audit Related Fees—Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” Fees of $866,000 billed in the fiscal year ended December 31, 2007 relate to KPMG LLP’s review of our registration statement in connection with our initial public offering.

Tax Fees—Consists of fees billed for professional services for tax advice. KPMG LLP did not provide tax services to Textainer for the fiscal year ended December 31, 2006.

All Other Fees—Consists of fees for product and services other than the services reported above. KPMG LLP did not provide any other services to Textainer for the fiscal years ended December 31, 2007 or 2006.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 “Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-37 and is incorporated herein by reference.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

Exhibit Number	Description of Document
1.1	Memorandum of Association of Textainer Group Holdings Limited.(1)

1.2	Bye-laws of Textainer Group Holdings Limited.(2)

2.1	Form of Common Share Certificate.(3)

4.1	Office Lease, dated August 8, 2001, by and between Pivotal 650 California St., LLC, and Textainer Equipment Management (U.S.) Limited.(4)

4.2*	Employment Agreement dated as of January 1, 2007 by and between Textainer Equipment Management (U.S.) Limited and John A. Maccarone.(5)

4.3*	Employment Agreement dated January 1, 1998 by and between Textainer Equipment Management (U.S.) Limited and Ernest J. Furtado.(6)

4.4*	Employment Agreement dated January 1, 1998 by and between Textainer Equipment Management (U.S.) Limited and Philip K. Brewer.(7)

4.5*	Employment Agreement dated January 1, 1998 by and between Textainer Equipment Management (U.S.) Limited and Robert D. Pedersen.(8)

4.6*	2007 Short-Term Incentive Plan effective January 1, 2007.(9)

4.7*	2007 Share Incentive Plan.(10)

4.8*	2008 Bonus Plan.(11)

4.9*	Form of Indemnification Agreement.(12)

4.10	Second Amended and Restated Indenture, dated as of May 26, 2005.(13)

4.11	Amendment Number 1 dated as of June 3, 2005 to Second Amended and Restated Indenture dated as of May 26, 2005.(14)

4.12	Amendment Number 2 dated as of June 8, 2006 to Second Amended and Restated Indenture dated as of May 26, 2005.(15)

4.13	Textainer Marine Containers Limited Second Amended and Restated Series 2000-1 Supplement dated as of June 8, 2006.(16)

4.14†	Amendment Number 1 dated as of November 21, 2007 to Textainer Marine Containers Limited Second Amended and Restated Series 2000-1 Supplement dated as of June 8, 2006.

4.15	Textainer Marine Containers Limited Series 2005-1 Supplement dated as of May 26, 2005 to Second Amended and Restated Indenture dated as of May 26, 2005.(17)

4.16	Third Amended and Restated Credit Agreement dated as of January 31, 2007.(18)

4.17	Amendment dated as of September 6, 2007 to the Third Amended and Restated Credit Agreement dated as of January 31, 2007.(19)

4.18	Amendment Number 2 dated as of September 27, 2007 to the Third Amended and Restated Credit Agreement dated as of January 31, 2007.(20)

4.19†	Amendment Number 3 dated as of October 18, 2007 to Third Amended and Restated Credit Agreement dated as of January 31, 2007.

4.20	Letter Agreement dated November 28, 2006 by and between Trencor Containers (Proprietary) Limited and Textainer Limited and Textainer Equipment Management Limited.(21)

4.21**	Fourth Amended and Restated Equipment Management Services Agreement, dated as of June 1, 2002, by and between Textainer Equipment Management Limited and Leased Assets Pool Company Limited.(22)

Exhibit Number	Description of Document
4.22	Amendment to Fourth Amended and Restated Equipment Management Services Agreement, dated as of September 12, 2007, by and between Textainer Equipment Management Limited and Leased Asset Pool Company Limited.(23)

4.23**	Container Management Services Agreement (revised), dated as of September 1, 1990, by and between Isam K. Kabbani and Textainer Equipment Management N.V., as amended.(24)

4.24	Form of Management Services Agreement, dated July 23, 2007, by and between Green Eagle Investments N.V., and Textainer Equipment Management Limited, for the management of the container fleet of Capital Lease Limited.(25)

4.25†	Share Purchase Agreement, dated as of November 21, 2007, by and among FB Transportation Capital LLC and Textainer Limited.

8.1†	Subsidiaries of the Registrant.

12.1†	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2†	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1†	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2†	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1†	Consent of KPMG LLP.

†	Filed herewith.

*	Indicates management contract or compensatory plan.

**	Confidential treatment requested for certain portions of this exhibit, which portions are omitted and filed separately with the Securities and Exchange Commission.

(1)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(2)	Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(3)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(4)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(5)	Incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(6)	Incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(7)	Incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(8)	Incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(9)	Incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(10)	Incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(11)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(12)	Incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(13)	Incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(14)	Incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(15)	Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(16)	Incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(17)	Incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(18)	Incorporated by reference to Exhibit 10.15 to the Registrant’s Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on October 5, 2007.

(19)	Incorporated by reference to Exhibit 10.21 to the Registrant’s Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on October 5, 2007.

(20)	Incorporated by reference to Exhibit 10.22 to the Registrant’s Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on October 5, 2007.

(21)	Incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(22)	Incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(23)	Incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(24)	Incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(25)	Incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Textainer Group Holdings Limited

/s/ JOHN A. MACCARONE
John A. Maccarone
President and Chief Executive Officer

/s/ ERNEST J. FURTADO
Ernest J. Furtado
First Vice President, Senior Vice President, Chief Financial Officer and Secretary

March 28, 2008

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors

Textainer Group Holdings Limited:

We have audited the accompanying consolidated balance sheets of Textainer Group Holdings Limited and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007. In connection with our audits of the consolidated financial statements, we have also audited the related financial statement schedules. The consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Textainer Group Holdings Limited and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1(l) to the consolidated financial statements, effective January 1, 2007 the Company adopted FASB Staff Position AUG AIR-1 (FSP), Accounting for Planned Major Maintenance. The FSP was retrospectively applied adjusting all financial statements presented.

/s/    KPMG LLP

San Francisco, California

March 28, 2008

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2007 and 2006

(All currency expressed in United States dollars in thousands)

	2007	2006
Assets
Current assets:
Cash and cash equivalents	$69,447	$41,163
Accounts receivable, net of allowance for doubtful accounts of $3,160 and $2,320 in 2007 and 2006, respectively	44,688	41,348
Net investment in direct financing and sales-type leases	9,116	6,182
Containers held for resale	3,798	3,964
Prepaid expenses	2,527	2,009
Deferred taxes	352	3,234
Due from affiliates, net	9	15

Total current assets	129,937	97,915
Restricted cash	16,742	21,989
Containers, net	856,874	763,612
Net investment in direct financing and sales-type leases	48,075	36,040
Fixed assets, net	1,230	1,340
Intangible assets, net	72,646	17,960
Interest rate swaps	127	4,172
Other assets	2,715	4,239

Total assets	$1,128,346	$947,267

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$4,612	$4,618
Accrued expenses	11,115	13,167
Container contracts payable	28,397	32,927
Due to owners, net	18,019	6,570
Secured debt facility	6,585	—
Bonds payable	58,000	58,000

Total current liabilities	126,728	115,282
Revolving credit facility	21,500	—
Secured debt facility	124,391	53,000
Bonds payable	370,938	430,167
Interest rate swaps	4,409	180
Long-term income tax payable	15,733	7,912
Deferred taxes	10,814	13,510

Total liabilities	674,513	620,051

Minority interest	49,717	85,922

Shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 47,604,640 and 38,274,640 shares at 2007 and 2006, respectively	476	383
Additional paid-in capital	163,753	24,093
Notes receivable from shareholders	(432)	(1,180)
Accumulated other comprehensive income	579	380
Retained earnings	239,740	217,618

Total shareholders’ equity	404,116	241,294

Total liabilities and shareholders’ equity	$1,128,346	$947,267

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2007, 2006 and 2005

(All currency expressed in United States dollars in thousands, except per share amounts)

	2007	2006	2005
Revenues:
Lease rental income	$192,342	$186,093	$188,904
Management fees	24,125	16,194	15,472
Trading container sales proceeds	25,497	14,137	16,046
Gains on sale of containers, net	13,544	9,558	10,456
Incentive management fees and general partner distributions	—	—	2,874
Other, net	284	480	648

Total revenues	255,792	226,462	234,400

Operating expenses:
Direct container expense	32,895	29,757	24,314
Cost of trading containers sold	20,753	11,480	12,944
Depreciation expense	48,757	54,330	60,792
Amortization expense	3,677	1,023	—
General and administrative expense	18,063	15,870	16,357
Short-term incentive compensation expense	4,094	4,694	5,140
Long-term incentive compensation expense	932	285	210
Bad debt expense, net	1,133	664	91

Total operating expenses	130,304	118,103	119,848

Income from operations	125,488	108,359	114,552

Other income (expense):
Interest expense	(37,094)	(33,083)	(27,491)
Interest income	3,422	2,286	1,086
Realized gains (losses) on interest rate swaps and caps, net	3,204	2,848	(4,153)
Unrealized gains (losses) on interest rate swaps, net	(8,274)	(574)	8,688
Gain on lost military containers, net	4,639	—	—
Other, net	56	243	(2,648)

Net other expense	(34,047)	(28,280)	(24,518)

Income before income tax and minority interest	91,441	80,079	90,034

Income tax expense	(6,847)	(4,299)	(4,662)
Minority interest expense	(16,926)	(19,499)	(22,393)

Net income	$67,668	$56,281	$62,979

Net income per share:
Basic	$1.66	$1.47	$1.65
Diluted	$1.66	$1.46	$1.63
Weighted average shares outstanding (in thousands):
Basic	40,800	38,186	38,142
Diluted	40,841	38,488	38,598

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

Years ended December 31, 2007, 2006 and 2005

(All currency expressed in United States dollars in thousands, except share amounts)

	Common shares		Additional paid-in capital	Notes receivable from shareholders	Accumulated other comprehensive income (loss)	Retained earnings	Total shareholders’ equity
	Shares	Amount
Balances, December 31, 2004	38,116,558	$381	$21,760	$(1,488)	$263	$153,821	$174,737
Dividends to shareholders ($0.70 per common share)	—	—	—	—	—	(26,762)	(26,762)
Exercise of share options	250,000	3	1,029	(566)	—	—	466
Share option plan obligation	—	—	1,391	—	—	—	1,391
Repayment of notes receivable from shareholders	—	—	—	755	—	—	755
Repurchase and retirement of common shares	(310,042)	(3)	(474)	—	—	(1,305)	(1,782)
Comprehensive income:
Net income	—	—	—	—	—	62,979	62,979
Foreign currency translation adjustments	—	—	—	—	(233)	—	(233)

Total comprehensive income							62,746

Balances, December 31, 2005	38,056,516	381	23,706	(1,299)	30	188,733	211,551

Dividends to shareholders ($0.71 per common share)	—	—	—	—	—	(27,311)	(27,311)
Exercise of share options	230,000	2	593	(539)	—	—	56
Share option plan obligation	—	—	(479)	—	—	—	(479)
Long-term incentive compensation expense	—	—	285	—	—	—	285
Repayment of notes receivable from shareholders	—	—	—	658	—	—	658
Repurchase and retirement of common shares	(11,876)	—	(12)	—	—	(85)	(97)
Comprehensive income:
Net income	—	—	—	—	—	56,281	56,281
Foreign currency translation adjustments	—	—	—	—	350	—	350

Total comprehensive income							56,631

Balances, December 31, 2006	38,274,640	383	24,093	(1,180)	380	217,618	241,294

Cumulative effect from FIN 48 implementation	—	—	—	—	—	1,035	1,035
Sale of common shares—initial public offering	9,000,000	90	140,782	—	—	—	140,872
Initial public offering expenses	—	—	(2,905)	—	—	—	(2,905)
Dividends to shareholders ($1.14 per common share)	—	—	—	—	—	(46,581)	(46,581)
Exercise of share options	330,000	3	872	(875)	—	—	—
Long-term incentive compensation expense	—	—	911	—	—	—	911
Repayment of notes receivable from shareholders	—	—	—	1,623	—	—	1,623
Comprehensive income:
Net income	—	—	—	—	—	67,668	67,668
Foreign currency translation adjustments	—	—	—	—	199	—	199

Total comprehensive income							67,867

Balances, December 31, 2007	47,604,640	$476	$163,753	$(432)	$579	$239,740	$404,116

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2007, 2006 and 2005

(All currency expressed in United States dollars in thousands)

	2007	2006	2005
Cash flows from operating activities:
Net income	$67,668	$56,281	$62,979

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	48,757	54,330	60,792
Provision for containers held for resale	2	(1)	26
Bad debt expense, net	1,133	664	91
Unrealized losses (gains) on interest rate swaps, net	8,274	574	(8,688)
Amortization of debt issuance costs	1,395	1,405	3,323
Amortization of intangible assets	3,677	1,023	—
Gains on sale of containers and lost military containers, net	(18,183)	(9,558)	(10,456)
Share-based compensation expense	911	285	1,391
Minority interest expense	16,926	19,499	22,393
Decrease (increase) in:
Accounts receivable, net	(4,473)	215	3,836
Containers held for resale	702	334	(3,523)
Prepaid expenses	(411)	1,293	5,539
Due from affiliates, net	6	36	372
Other assets	(383)	(1,280)	(5,546)
(Decrease) increase in:
Accounts payable	(6)	(3,153)	3,218
Accrued expenses	(1,357)	(8,020)	(754)
Due to owners, net	11,449	559	(5,701)
Long-term income tax payable	7,821	7,912	—
Deferred taxes, net	526	1,030	313

Total adjustments	76,766	67,147	66,626

Net cash provided by operating activities	144,434	123,428	129,605

Cash flows from investing activities:
Decrease in investments in affiliates	—	—	446
Purchase of additional shares of Textainer Marine Containers Ltd	(71,131)	—	—
Purchase of containers and fixed assets	(207,171)	(104,818)	(158,193)
Purchase of intangible assets	(56,000)	(18,983)	—
Proceeds from sale of containers and fixed assets	70,200	34,142	30,796
Receipt of principal payments on direct finance and sales-type leases	7,594	6,456	5,333

Net cash used in investing activities	(256,508)	(83,203)	(121,618)

Cash flows from financing activities:
Proceeds from revolving credit facility	49,500	—	—
Principal payments on revolving credit facility	(28,000)	—	—
Proceeds from secured debt facility	236,000	74,000	301,000
Principal payments on secured debt facility	(157,300)	(21,000)	(596,969)
Proceeds from bonds payable	—	—	580,000
Principal payments on bonds payable	(58,000)	(58,000)	(241,333)
Decrease (increase) in restricted cash	5,247	(8,610)	(3,078)
Debt issuance costs	(297)	(1,339)	(6,174)
Initial public offering costs	(2,905)	—	—
Issuance of common shares	140,872	56	466
Repayments of notes receivable from shareholders	1,623	658	755
Retirement of common shares	—	(97)	(1,782)
Dividends paid	(46,581)	(27,311)	(26,762)

Net cash provided by (used in) financing activities	140,159	(41,643)	6,123

Effect of exchange rate changes	199	350	(233)

Net increase (decrease) in cash and cash equivalents	28,284	(1,068)	13,877
Cash and cash equivalents, beginning of the year	41,163	42,231	28,354

Cash and cash equivalents, end of the year	$69,447	$41,163	$42,231

(Continued)

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2007, 2006 and 2005

(All currency expressed in United States dollars in thousands)

	2007	2006	2005
Supplemental disclosures of cash flow information:

Cash paid during the year for:
Interest	$32,478	$28,812	$28,518
Income taxes	$850	$981	$830

Supplemental disclosures of noncash investing activities:

(Decrease) increase in accrued container purchases	$(4,530)	$30,373	$(70,902)
Containers placed in direct finance and sales-type leases	$23,488	$15,667	$32,602

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(All currency expressed in U.S. dollars in thousands)

(1)	Nature of Business and Summary of Significant Accounting Policies

(a)	Nature of Operations

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of corporations, Textainer Group Holdings Limited and subsidiaries (the Company), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the affiliated and unaffiliated owners (the “Owners”) of the containers and structures and manages container leasing investment programs. The Company was the general partner of six limited partnerships (“the Partnerships”) that were Owners. The Partnerships were terminated on August 22, 2005.

On September 4, 2007, the Company’s shareholders approved a one-for-one share split, effected by way of a share dividend or bonus issue, for shareholders of record as of August 8, 2007. The share split was effected by way of a bonus issue on October 8, 2007. All shares and per share data in the consolidated financial statements, have been adjusted to reflect the share split, effected by way of a bonus issue.

The Company conducts its business activities in four main areas: container ownership, container management, container resale and military management. These activities are described below (also see Note 10 “Segment Information”).

The Company completed an initial public offering (“IPO”) of its common shares at $16.50 per share on October 15, 2007 and listed its common shares on the New York Stock Exchange under the symbol “TGH.” The Company sold 9,000,000 common shares and generated proceeds of $138 million, after deducting underwriting discounts and other offering expenses. The Company used a portion of the proceeds to repay borrowings of $56 million incurred in the Capital Transaction described in Note 1(e).

Container Ownership

The Company’s containers consist primarily of standard dry freight containers, but also include special-purpose containers. These containers are financed through reinvested earnings, a secured debt facility provided by banks, and bonds payable to investors. Expenses related to lease rental income include direct container expenses, depreciation expense and interest expense.

Container Management

The Company manages, on a worldwide basis, a fleet of containers for and on behalf of the Owners.

All rental operations are conducted worldwide in the name of the Company who, as agent for the Owners, acquires and sells containers, enters into leasing agreements and depot service agreements, bills and collects lease rentals from the lessees, disburses funds to depots for container handling, and remits net amounts, less management fees and commissions, to the Owners. Revenues, customer accounts receivable, operating expenses, and vendor payables arising from direct container operations of the managed portion of the Owner’s fleet have been excluded from the Company’s financial statements.

Management fees are typically a percentage of net operating income of each Owner’s fleet and consist of fees earned by the Company for services related to management of the containers, and net acquisition fees earned on the acquisition of containers. Expenses related to the provision of management services include general and administrative expense, short-term and long-term incentive compensation expense and amortization expense.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2007, 2006 and 2005

(All currency expressed in U.S. dollars in thousands)

Container Resale

The Company buys and subsequently resells used containers (trading containers) from third parties. Container sales revenue represents the proceeds on the sale of containers purchased for resale. Cost of containers sold represents only the cost of equipment purchased for resale that were sold as well as the related selling costs. The Company earns sales commissions related to the sale of the containers that it manages.

Military Management

In June 2003, the Company entered into a management agreement to provide a management information system and source containers and related equipment for the U.S. military. In the event that containers are not available within the managed fleet, the Company will fulfill its obligations to this customer by subleasing containers and equipment from shipping lines and other leasing companies. The contract is renewable annually. Management fees earned from this contract for the years ended December 31, 2007, 2006 and 2005 were $1,731, $1,680 and $1,632, respectively.

(b)	Principles of Consolidation

The consolidated financial statements of the Company include TGH and all its subsidiaries. All material intercompany balances have been eliminated in consolidation.

The majority of the container equipment included in the accompanying consolidated financial statements is owned by Textainer Marine Containers Limited (“TMCL”) which is 86.74% and 72.63% owned by the Company as of December 31, 2007 and 2006, respectively.

(c)	Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(d)	Investments in Partnerships

Investments in the Partnerships were recognized using the cost method of accounting. General partner distributions from the Partnerships were recorded as income in the month in which the distributions were made by the Partnerships.

On April 18, 2005, the Partnerships sold substantially all of their assets. On August 18, 2005, the Company received the last of two final general partner distributions which represented a return of investment capital and income, and the Partnerships were subsequently terminated.

(e)	Intangible Assets

Intangible assets, consisting primarily of exclusive rights to manage container fleets, are amortized over the expected life of the contracts based on forecasted income to the Company. The contract terms range from 11 to 13 years. Intangible assets are evaluated for impairment by applying the recognition and measurement provisions of the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 144 Accounting for Impairment or Disposal of Long-Lived Assets (“SFAS 144)”. Under SFAS 144, an impairment loss shall be recognized if the carrying amount of the intangible assets is not recoverable and the carrying amount exceeds its fair value.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2007, 2006 and 2005

(All currency expressed in U.S. dollars in thousands)

(f)	Lease Rental Income

Leasing income arises principally from the renting of containers owned by the Company to various international shipping lines. Revenue is recorded when earned according to the terms of the container rental contracts. These contracts are typically for terms of five years or less and are generally classified as operating leases.

Under long-term lease agreements, containers are usually leased from the Company for periods of three to five years. Such leases are generally cancelable with a penalty at the end of each 12-month period. Under master lease agreements, the lessee is not committed to leasing a minimum number of containers from the Company during the lease term and may generally return the containers to the Company at any time, subject to certain restrictions in the lease agreement. Under long-term lease and master lease agreements, revenue is earned and recognized evenly over the period that the equipment is on lease. Under direct finance and sales-type leases, the containers are usually leased from the Company for the remainder of the container’s useful life with a bargain purchase option at the end of the lease term. Revenue is earned and recognized on direct finance and sales-type leases over the lease terms so as to produce a constant periodic rate of return on the net investment in the lease.

Container leases do not include step-rent provisions or lease concessions, nor do they depend on indices or rates.

The following is a schedule, by year, of future minimum lease payments receivable under the long-term leases as of December 31, 2007:

Year ending December 31:
2008	$73,774
2009	54,275
2010	34,859
2011	23,868
2012 and thereafter	9,116

Total future minimum lease payments receivable	$195,892

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its lessees to make required payments. These allowances are based on management’s current assessment of the financial condition of the Company’s lessees and their ability to make their required payments. If the financial condition of the Company’s lessees were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

(g)	Direct Container Expense

Direct container expense represents the operating costs arising from the containers owned by the Company and includes storage, handling, maintenance, Damage Protection Plan (“DPP”), agent and insurance expense.

(h)	Containers Held for Resale

The Company, through one or more of its subsidiaries, buys trading containers for resale, which are valued at the lower of cost or market value. The cost of trading containers sold is specifically identified.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2007, 2006 and 2005

(All currency expressed in U.S. dollars in thousands)

(i)	Foreign Currencies

A functional currency is determined for each of the entities within the Company based on the currency of the primary economic environment in which the entity operates. The Company’s functional currency is the U.S. dollar. Assets and liabilities denominated in a currency other than the entity’s functional currency are remeasured into its functional currency at the balance sheet date with a gain or loss recognized in current year net income. Foreign currency exchange gains and losses that arise from exchange rate changes on transactions denominated in a foreign currency are recognized in net income as incurred. Foreign currency exchange gains (losses), reported in Other, net in the Consolidated Statement of Income were $183, ($189), and $132 for the years ended December 31, 2007, 2006 and 2005, respectively. For consolidation purposes, the financial statements are then translated into U.S. dollars using the current exchange rate for the assets and liabilities and a weighted average exchange rate for the revenues and expenses recorded during the year with any translation adjustment shown as an element of accumulated other comprehensive income (loss).

(j)	Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer (Invoice) and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port (“Initial Repo”). Containers purchased new are depreciated using the straight-line method over their estimated useful lives of 12 years to an estimated dollar residual value. Containers purchased used are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value. The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis. During the last few years, the Company experienced a significant increase in resale prices, as a result of both higher utilization decreasing the number of containers available for sale and the increased cost of new containers. Based on this extended period of higher realized residual values and an expectation that new equipment prices will remain near current levels the Company increased the estimated future residual values during 2006. This increase in residual values caused a decrease in depreciation expense of $5.6 million for the year ended December 31, 2006 and assuming no change in equipment cost balances the change would result in a decrease in depreciation expense of $16.8 million per year. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates. During the years ended December 31, 2007, 2006 and 2005, the Company recorded an impairment of $566, $183 and $496, which is included in depreciation expense in the accompanying consolidated statements of income, to write down the value of 2,552, 989 and 2,594 containers identified for sale, respectively, to their estimated fair value. The fair value was estimated based on recent gross sales proceeds. When containers are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized.

Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, ranging from three to seven years.

The Company reviews its containers and fixed assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The Company compares the carrying value of the containers to expected future undiscounted cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds expected future undiscounted cash flows, the assets are reduced to fair value. In addition, containers identified as being available for sale are valued at the lower of carrying value or fair value, less costs to sell.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2007, 2006 and 2005

(All currency expressed in U.S. dollars in thousands)

The Company has evaluated the recoverability of the recorded amount of container rental equipment at December 31, 2007 and 2006, and determined that a reduction in the carrying values of containers held for continued use was not required, but a write-down in the value of certain containers identified for sale was required.

At December 31, 2007 and 2006, the carrying value of 371 and 864 containers identified for sale included impairment charges of $91 and $166, respectively. The carrying value of these containers identified for sale amounted to $313 and $719 as of December 31, 2007 and 2006, respectively, and is included in Containers, net on the consolidated balance sheets.

During the years ended December 31, 2007, 2006 and 2005, the Company recorded the following net gain on sales of containers:

	2007		2006		2005
	Units	Amount	Units	Amount	Units	Amount
Gain on sales of previously written down containers, net	3,004	$1,415	1,359	$1,594	1,604	$1,453
Gain on sales of containers not written down, net	34,491	12,129	26,206	7,964	21,930	9,003

Gain on sales of containers, net	37,495	$13,544	27,565	$9,558	23,534	$10,456

If other containers are subsequently identified as available for sale, the Company may incur additional write-downs or may incur losses on the sale of these containers if they are sold. The Company will continue to evaluate the recoverability of recorded amounts of containers and cautions that a write-down of certain containers held for continued use and/or an increase in its depreciation rate may be required in future periods for some or all containers.

(k)	Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when the realization of a deferred tax asset is unlikely.

As of January 1, 2007, the company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). Under FIN 48, the company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in the recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

The Company continues to record interest and penalties related to unrecognized tax benefits in income tax expense.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2007, 2006 and 2005

(All currency expressed in U.S. dollars in thousands)

(l)	Damage Protection Plan Repair Cost Reserve

Our leases require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. The Company offers a Damage Protection Plan (“DPP”) to certain lessees of its containers. Under the terms of the DPP, the Company charges lessees an additional amount primarily on a daily basis and the lessees are no longer obligated for certain future repair costs for containers subject to the DPP. It is the Company’s policy to recognize these revenues as earned on a daily basis over the related term of its lease. The Company has not recognized revenue and related expense for customers who are billed at the end of the lease term under the DPP or for other lessees who do not participate in the DPP. Based on past history, there is uncertainty as to collectibility of these amounts from lessees who are billed at the end of the lease term because the amounts due under the DPP are typically re-negotiated at the end of the lease term or the lease term is extended.

On September 8, 2006, the FASB posted the Staff Position AUG AIR-1 (“FSP AUG AIR-1”), Accounting for Planned Major Maintenance Activities. FSP AUG AIR-1 amends certain provisions in the AICPA Industry Audit Guide, Audits of Airlines, and Accounting Principles Board (“APB”) Opinion No. 28, Interim Financial Reporting. FSP AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial statements. This guidance was effective for the first fiscal period beginning after December 15, 2006, and was to be applied retrospectively for all financial statements presented, unless impracticable to do so.

For containers not subject to a DPP and for containers where DPP is billed upon drop off, we previously accrued for repairs once we had made the decision to repair the container, which is made in advance of us incurring the repair obligations, however, these accruals have typically been insignificant. For containers covered by per diem DPP, we previously provided a reserve sufficient to cover the Company’s estimated future container repair costs at the end of the container’s lease term.

The Company adopted FSP AUG AIR-1 effective January 1, 2007. Accordingly, we have retroactively adjusted all financial statements presented to reflect the direct expense method of accounting for maintenance, a method permitted under this Staff Position. The effect of adopting this standard on our previously reported financial statements are as follows:

	Years Ended December 31,
	2006	2005
Increase (decrease) in:
Consolidated statements of income:
Direct container expense	$(406)	$(1,903)
Total operating expense	$(406)	$(1,903)
Income from operations	$406	$1,903
Income before income tax and minority interest	$406	$1,903
Minority interest expense	$445	$753
Net income	$(39)	$1,150
Basic and diluted earnings per share	$(0.00)	$0.03

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2007, 2006 and 2005

(All currency expressed in U.S. dollars in thousands)

	December 31, 2006	January 1, 2005

Increase (decrease) in:
Consolidated balance sheet:
Damage protection plan repair cost reserve	$(8,648)	$(6,338)
Total current liabilities	$(8,648)	$(6,338)
Total liabilities	$(8,648)	$(6,338)
Minority interest	$3,081	$1,882
Retained earnings	$5,567	$4,456
Total shareholders’ equity	$5,567	$4,456

(m)	Concentrations

Although substantially all of the Company’s income from operations is derived from assets employed in foreign countries, virtually all of this income is denominated in U.S. dollars. The Company does pay some of its expenses in various foreign currencies. For the years ended December 31, 2007, 2006 and 2005, $12,491 or 38%, $12,377 or 41% and $8,977 or 34%, respectively, of the Company’s direct container expenses were paid in 15 different foreign currencies. The Company does not hedge these container expenses as there are no significant payments made in any one foreign currency and the Company’s contract with the U.S. military contains a provision to protect it from fluctuations in exchange rates for payments made in foreign currencies.

The Company’s customers are international shipping lines, which transport goods on international trade routes. Once the containers are on hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees. Revenue from one lessee amounted to $20,959, $20,100 and $20,027 or 11% of the Company’s lease rental income for the three years ended December 31, 2007, 2006 and 2005, respectively. No single lessee accounted for more than 10% of the accounts receivable, net as of December 31, 2007 and 2006.

(n)	Fair Value of Financial Instruments

In accordance with SFAS No. 107, Disclosures about Fair Value of Financial Instruments, the Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the book value of those financial instruments. At December 31, 2007 and 2006, the fair value of the Company’s financial instruments approximates the related book value of such instruments.

(o)	Derivative Instruments

The Company has entered into various interest rate cap and swap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (LIBOR). The differentials between the fixed and variable rate payments under these agreements are recognized in realized gains (losses) on derivative instruments, net in the consolidated statement of income.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2007, 2006 and 2005

(All currency expressed in U.S. dollars in thousands)

As of the balance sheet dates, none of the derivative instruments the Company has entered into qualify for hedge accounting in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (“SFAS 133”). The fair value of the derivative instruments is measured at each balance sheet date and the change in fair value is recorded in the consolidated statements of income as unrealized gains (losses) on derivative instruments, net.

(p)	Share Options and Restricted Share Units

In accordance with SFAS No. 123R Share-Based Payment (“SFAS 123R”), the Company estimates the fair value of all employee share options awarded under its 2007 Share Incentive Plan (the “2007 Plan”) on the grant date using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s Consolidated Statements of Income. Effective January 1, 2006, the Company adopted the provisions of SFAS 123R using the modified prospective application transition method. Prior to the adoption of SFAS 123R, the Company accounted for share-based payment awards to employees using the intrinsic value method in accordance with APB Opinion No. 25 (“APB 25”), as permitted by SFAS No. 123 Accounting for Stock-Based Compensation (“SFAS 123”).

The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model as a method for determining the estimated fair value for employee share option awards. Compensation expense for employee stock awards is recognized on a straight-line basis over the vesting period of the award. The adoption of SFAS 123R also requires certain changes to the accounting for income taxes, the method used in determining diluted weighted average shares outstanding, the application of a pre-vesting forfeiture rate against both pre- and post-adoption grants, and additional disclosure related to the cash flow effects resulting from share-based compensation.

Share-based compensation expense of $911 was recorded as a part of long-term incentive compensation for the year ended December 31, 2007 for share options and restricted share units awarded to employees under the 2007 Plan. In accordance with the modified prospective transition method, the Company’s consolidated financial statements for prior periods have not been revised for, and do not include, compensation expense calculated under SFAS 123R.

(q)	Comprehensive Income (Loss)

In accordance with SFAS No. 130, Reporting Comprehensive Income (“SFAS 130”), the Company reports changes in equity from all sources. The effect of SFAS 130 is limited to the form and content of the Company’s disclosures of its foreign currency translation adjustment as a component of other comprehensive income (loss).

(r)	Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management evaluates its estimates on an ongoing basis, including those related to the container rental equipment, accounts receivable, and accruals.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2007, 2006 and 2005

(All currency expressed in U.S. dollars in thousands)

These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying values of assets and liabilities. Actual results could differ from those estimates under different assumptions or conditions.

(s)	Reclassifications

Certain reclassifications of 2006 and 2005 amounts have been made in order to conform with the 2007 financial statement presentation.

(t)	Net income per share

Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted income per share reflects the potential dilution that could occur if all outstanding share options were exercised or converted into common shares. For the year ended December 31, 2007, 1,044,734 share options and 1,044,734 restricted share units were excluded from the computation of diluted earnings per share because they were anti-dilutive under the treasury stock method, in accordance with the FASB’s Statement of Financial Accounting Standards No. 128 Earnings Per Share. For the years ended December 31, 2006 and 2005, all share options to acquire common shares were dilutive. A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS is presented as follows:

Share amounts in thousands	2007	2006	2005
Numerator
Net income—basic and diluted EPS	$67,668	$56,281	$62,979
Denominator
Weighted average common shares outstanding—basic	40,800	38,186	38,142
Dilutive share options	41	302	456

Weighted average common shares outstanding—diluted	$40,841	$38,488	$38,598

Earnings per common share
Basic	$1.66	$1.47	$1.65
Diluted	$1.66	$1.46	$1.63

(u)	Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. This statement retains the exchange price notion in earlier definitions of fair value. SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2007, 2006 and 2005

(All currency expressed in U.S. dollars in thousands)

received to assume the liability (an entry price). With the exception of a one year deferral for the implementation of SFAS 157 for other nonfinancial assets and liabilities, SFAS 157 is effective for financial statements issued for years beginning after November 15, 2007, and interim periods within those years with earlier application encouraged. We do not expect the adoption of SFAS 157 to have a material effect on our consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 (“SFAS 159”). Under this pronouncement, companies may elect to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reporting earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. However, SFAS 159 specifically includes financial assets and financial liabilities recognized under leases (as defined in SFAS No. 13, Accounting for Leases), as among those items not eligible for the fair value measurement option except contingent obligations for cancelled leases and guarantees of third-party lease obligations. SFAS 159 is effective for fiscal years that begin after November 15, 2007. We do not expect the adoption of SFAS 159 to have a material effect on our consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160 Noncontrolling Interest in Consolidated Financial Statements-an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years that begin after December 15, 2008. We do not expect the adoption of SFAS 160 to have a material effect on our consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R replaced SFAS No. 141, Business Combinations (“SFAS 141”). SFAS 141R retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141R also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R will apply prospectively to business combinations for which the acquisition date is on or after the Company’s fiscal year beginning after March 1, 2009. While we have not yet evaluated SFAS 141R for the impact, if any, that its adoption will have on our consolidated financial statements, we will be required to expense costs related to any acquisitions after December 31, 2009.

(2)	Step Acquisition

On November 1, 2007, the Company’s wholly owned subsidiary, Textainer Limited (“TL”) purchased 3,000 additional Class A shares of TMCL for cash consideration of $71,131. TL’s total ownership interest in class A common shares before and after the step acquisition was 50% and 75%, respectively. The Company has consolidated TMCL since the inception of the entity in 2001. The Company accounted for this transaction as a step acquisition, allocating the purchase price based on the fair value of the assets and

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2007, 2006 and 2005

(All currency expressed in U.S. dollars in thousands)

liabilities acquired in proportion to the percentage of shares acquired. As a result of this purchase, TL and Fortis now hold voting interests in TMCL of 75% and 25%, respectively. In addition, voting matters related to commencing bankruptcy proceedings and amending related board and shareholder meeting requirements require the approval of a separate Class C common shareholder, which does not have any economic ownership interest in TMCL. The step acquisition was recorded as follows:

2007
Purchase method adjustment to carrying values:
Minority interest acquired	$53,131
Tangible assets—containers	13,594
Intangible assets—lease contracts	2,362
Discount on Secured Debt Facility	751
Discount on 2005-1 Bonds	1,293

$71,131

The Company anticipates the reduction in minority interest will result in lower minority interest expense in future periods. The Company does not believe the purchase price adjustments recorded will have a material impact on the results of operations of future periods.

(3)	Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days.

Management fees, including acquisition fees and sales commissions for the years ended December 31, 2007, 2006 and 2005 were as follows:

	2007	2006	2005
Fees from affiliated Owner	$6,351	$5,628	$5,985
Fees from unaffiliated Owners	16,043	8,886	7,855

Fees from Owners	22,394	14,514	13,840
Other fees	1,731	1,680	1,632

Total management fees	$24,125	$16,194	$15,472

Incentive management fees and general partner distributions were earned in connection with management of the Partnerships. These amounts for the years ended December 31, 2007, 2006 and 2005 were $0, $0 and $2,874, respectively. On August 18, 2005, the Company received the last of two final general partner distributions which represented a return of investment capital and income.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2007, 2006 and 2005

(All currency expressed in U.S. dollars in thousands)

Due to Owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees receivable. Due to Owners, net at December 31, 2007 and 2006 consisted of the following:

	2007	2006
Affiliated Owner	$3,695	$765
Unaffiliated Owners	14,324	5,805

Total due to Owners, net	$18,019	$6,570

(4)	Direct Financing and Sales-type Leases

The Company leases containers under direct financing and sales-type leases. The Company had 28,820 and 19,746 containers under direct financing and sales-type leases as of December 31, 2007 and 2006, respectively.

The components of the net investment in direct financing and sales-type leases as of December 31, 2007 and 2006 were as follows:

	2007	2006
Future minimum lease payments receivable	$72,234	$54,253
Less unearned income	(15,043)	(12,031)

Net investment in direct financing and sales-type leases	$57,191	$42,222

Amounts due within one year	$9,116	$6,182
Amounts due beyond one year	48,075	36,040

Net investment in direct financing and sales-type leases	$57,191	$42,222

The following is a schedule by year of future minimum lease payments receivable under these direct financing and sales-type leases as of December 31, 2007:

Year ending December 31:
2008	$13,266
2009	12,462
2010	10,537
2011	8,313
2012	27,656

Total future minimum lease payments receivable	$72,234

Lease rental income includes income earned from direct financing and sales-type leases in the amount of $4,092, $3,587 and $3,158 for the years ended December 31, 2007, 2006 and 2005 respectively.

(5)	Containers and Fixed Assets

Containers, net at December 31, 2007 and 2006 consisted of the following:

	2007	2006
Containers	$1,179,719	$1,078,916
Less accumulated depreciation	(322,845)	(315,304)

Containers, net	$856,874	$763,612

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2007, 2006 and 2005

(All currency expressed in U.S. dollars in thousands)

All owned containers are pledged as collateral for debt as of December 31, 2007 and 2006.

Fixed assets, net at December 31, 2007 and 2006 consisted of the following:

	2007	2006
Computer equipment and software	$5,871	$5,865
Office furniture and equipment	1,804	1,848
Automobiles	203	191
Leasehold improvements	1,147	1,112

	9,025	9,016
Less accumulated depreciation	(7,795)	(7,676)

Fixed assets, net	$1,230	$1,340

(6)	Intangible Assets

On July 1, 2006, the Company purchased the exclusive rights to manage the approximately 315,000 twenty foot equivalent unit (“TEU”) container fleet of Gateway Management Services Limited for $19 million (the “Gateway Transaction”). The purchase price will be fully amortized over the expected 11-year life of the contract on a pro-rata basis to the expected management fees. Amortization expense for the years ended December 31, 2007 and 2006 was $2,141 and $1,023, respectively.

On July 23, 2007, the Company purchased the exclusive rights to manage the approximately 500,000 TEU container fleet of Capital Lease Limited, Hong Kong (“Capital”) from Green Eagle Investments N.V., an investment vehicle of DVB Bank America N.V. (the “Capital Transaction”), which had concurrently purchased all of the outstanding shares of Capital for $56 million. The Company began managing the Capital fleet on September 1, 2007. The purchase price will be fully amortized over the expected 13-year life of the contract on a pro-rata basis to the expected management fees. Amortization expense for the year ended December 31, 2007 was $1,489.

The changes in the carrying amount of intangible assets during the years ended December 31, 2007 and 2006 are as follows:

Balance as of December 31, 2005	$—
Addition arising from the Gateway Transaction	18,983
Amortization expense	(1,023)

Balance as of December 31, 2006	17,960

Addition arising from the Capital Transaction	56,000
Step acquisition adjustment related to lease contracts(1)	2,363
Amortization expense	(3,677)

Balance as of December 31, 2007	$72,646

(1)	Represents a step acquisition adjustment related to TL’s purchase of 3,000 additional shares of TMCL. The adjustment was recorded to increase the balance of lease contracts to an amount that equaled the fair market value of the lease contracts on the date of the acquisition. See Note 2 “Step Acquisition” for further discussion.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2007, 2006 and 2005

(All currency expressed in U.S. dollars in thousands)

The following is a schedule, by year, of future amortization of intangible assets as of December 31, 2007:

Year ending December 31:
2008	$7,895
2009	8,389
2010	7,724
2011	7,983
2012 and thereafter	40,655

Total future amortization of intangible assets	$72,646

(7)	Accrued Expenses

Accrued expenses at December 31, 2007 and 2006 consisted of the following:

	2007	2006
Interest payable	$1,411	$1,423
Accrued compensation	5,060	4,966
Direct container expense	2,446	2,500
Income taxes payable	88	3,133
Other	2,110	1,145

Total accrued expenses	$11,115	$13,167

(8)	Income Taxes

The Company is not subject to taxation in its country of incorporation; however, the Company is subject to taxation in certain other jurisdictions due to the nature of the Company’s operations. The Company estimates its tax liability based upon its understanding of the tax laws of the various countries in which it operates. Income tax expense for the years ended December 31, 2007, 2006 and 2005 consisted of the following:

	2007	2006	2005
Current
Bermuda	$—	$—	$—
Foreign	6,661	3,269	4,349

	6,661	3,269	4,349

Deferred
Bermuda	—	—	—
Foreign	186	1,030	313

	186	1,030	313

	$6,847	$4,299	$4,662

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2007, 2006 and 2005

(All currency expressed in U.S. dollars in thousands)

The components of income before income taxes and minority interest were as follows:

	2007	2006	2005
Bermuda sources	$—	$—	$—
Foreign sources	91,441	80,079	90,034

	$91,441	$80,079	$90,034

A reconciliation of the differences between the Bermuda statutory income tax rate and the effective tax rate as provided in the consolidated statements of income is as follows:

	2007	2006	2005
Bermuda tax rate	0.00%	0.00%	0.00%
Foreign tax rate	7.49%	5.37%	5.18%

	7.49%	5.37%	5.18%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2007 and 2006 are presented below:

	2007	2006
Deferred tax assets:
Net operating loss	$3,488	$1,439
Other	2,462	1,795

Deferred tax assets	5,950	3,234

Deferred tax liabilities:
Containers, net	14,908	12,209
Other	1,504	1,301

Deferred tax liabilities	16,412	13,510

Net deferred tax liability	$10,462	$10,276

In assessing the realizability of deferred tax assets, the Company’s management considers whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company’s management considers the projected future taxable income for making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company’s management believes it is more likely than not the Company will realize the benefits of these deductible differences noted above.

The Company has net operating loss carryforwards of $10,258 that will begin to expire from 2017 through 2023 if not utilized.

The accompanying consolidated financial statements do not reflect the income taxes that would be payable to foreign taxing jurisdictions if the earnings of a group of corporations operating in those jurisdictions were to be transferred out of such jurisdictions, because such earnings are intended to be permanently reinvested in those countries. At December 31, 2007, cumulative earnings of approximately $44,982 would be subject to income taxes of approximately $12,272 if such earnings of foreign corporations were transferred out of such jurisdictions in the form of dividends.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2007, 2006 and 2005

(All currency expressed in U.S. dollars in thousands)

The Company’s foreign tax returns, including the United States, State of California, Malaysia, Singapore, and United Kingdom, are subject to examination by the various tax authorities. With few exceptions these foreign tax returns are no longer subject to examinations by taxing authorities for years before 2002.

The Company’s United States tax returns for the 2004 and 2005 tax years have been examined by the Internal Revenue Service and to date no matters have arisen to alter the Company’s accounting for income taxes.

As a result of the implementation of FIN 48, the Company recognized a $1,035 decrease in the liability for uncertain tax positions, which was accounted for as an increase to the January 1, 2007 balance of retained earnings. At January 1, 2007, the Company has accrued tax liabilities for unrecognized tax benefits of approximately $7,338, in addition to interest of $498 and penalties of $76.

A reconciliation of the beginning and ending unrecognized tax benefit amounts for 2007 are as follows:

Balance at January 1, 2007	$7,338

Increases related to current year tax positions	5,683
Increases related to prior year tax positions	3,670
Decreases related to prior year tax positions	(1,770)
Expiration of the statute of limitations	(156)

Balance at December 31, 2007	$14,765

If the unrecognized tax benefits of $14,765 at December 31, 2007 were recognized, tax benefits in the amount of $14,518 would reduce our annual effective tax rate. The Company believes the total amount of unrecognized tax benefit as of December 31, 2007 will decrease by $414 in the next twelve months due to expiration of the statute of limitations, of which $414 would reduce our annual effective tax rate.

Interest and penalty expense (benefit) recorded during 2007 amounted to $430 and ($35), respectively. Total accrued interest and penalties as of December 31, 2007 was $927 and $41, respectively, and were included in non-current income taxes payable.

(9)	Revolving Credit Facility, Bonds Payable and Secured Debt Facility, and Derivative Instruments

The following represents the Company’s debt obligations as of December 31, 2007 and 2006:

Revolving Credit Facility, Bonds Payable and Secured Debt Facility	2007	2006
Revolving Credit Facility, weighted average interest at 6.42% at December 31, 2007	$21,500	$—
2005-1 Bonds, interest at 5.28% and 5.60%, at December 31, 2007 and 2006, respectively	428,938	488,167
Secured Debt Facility, weighted average interest at 5.35% and 5.67%, at December 31, 2007 and December 31, 2006,	130,976	53,000

Total debt obligations	$581,414	$541,167

Amount due in one year	$64,585	$58,000

Amounts due beyond one year	$516,829	$483,167

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2007, 2006 and 2005

(All currency expressed in U.S. dollars in thousands)

Revolving Credit Facility

The Company has a credit agreement, as amended on January 31, 2007 (the “Credit Agreement”), with a group of banks (the “Bank Group”) to provide a revolving credit facility (the “Credit Facility”) in the amount of $75 million. The Credit Agreement also provides a $25 million letter of Credit Facility included within the $75 million commitment. The Credit Facility provides for payments of interest only during its term beginning on its inception date through January 31, 2009 (the “Conversion Date”), with a provision for the Credit Facility to convert to a two- year fully amortizing note payable after the Conversion Date. Principal amortization will be on a quarterly basis, beginning on the last day of the first calendar quarter of the Conversion Date. Given the existing Conversion Date of January 31, 2009, principal amortization would begin on March 31, 2009. Interest on the outstanding amount due under this Credit Facility at December 31, 2007 can be based either on the U.S. prime rate or LIBOR plus a blended rate between 1.0% and 1.5%. Total outstanding principal under the Credit Facility was $21,500 and $0 as of December 31, 2007 and December 31, 2006, respectively. The Company had no outstanding letter of credit as of December 31, 2007 and one outstanding $3,812 letter of credit as of December 31, 2006.

The Credit Facility is secured by the Company’s containers and under the terms of the Credit Facility the total outstanding principal of the Company’s debt may not exceed the lesser of the commitment amount or a formula based on the Company’s net book value of containers and outstanding debt. The Credit Facility Maximum was $75 million and $45 million as of December 31, 2007 and December 31, 2006.

TGH acts as a guarantor of this Credit Facility. The Credit Facility contains restrictive covenants regarding limitations on certain obligations, investments, and leverage. In addition, the Credit Facility contains certain restrictive covenants on TGH net worth, leverage, debt service, and interest coverage. The Company is in compliance with all such covenants at December 31, 2007. There is a commitment fee of 0.25% on the unused portion of the Credit Facility, which is payable in arrears. In addition, there is an agent’s fee of 0.125% on the commitment amount, which is payable quarterly in advance.

Bonds Payable and Secured Debt Facility

In 2005, the Company issued $580 million in variable rate amortizing bonds (the “2005-1 Bonds”) to institutional investors. The $580 million in 2005-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed the maximum payment term of 15 years. Under a 10-year amortization schedule, $58 million in 2005-1 Bond principal will amortize per year. Under the terms of the 2005-1 Bonds, both principal and interest incurred are payable monthly. The Company is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2005-1 Bonds prior to the payment date occurring in June 2008. Ultimate payment of the 2005-1 Bond principal has been insured by Ambac Assurance Corporation and the cost, 0.275% on the outstanding principal balance, of this insurance coverage is recognized as incurred on a monthly basis. The interest rate for the outstanding principal balance of the 2005-1 Bonds equals one-month LIBOR plus 0.25%. The target final payment date and legal final payment date are May 15, 2015 and May 15, 2020, respectively.

The Company’s primary ongoing container financing requirements are funded by the Secured Debt Facility. The Secured Debt Facility provided a total commitment in the amount of $300 million as of December 31, 2007. The Secured Debt Facility provides for payments of interest only during the period from its inception until its Conversion Date as defined within the Securitization Agreement, with a provision for the Secured Debt Facility to then convert to a 10-year, but not to exceed the maximum term of 15-year, fully amortizing note payable on the Conversion Date. Under the Secured Debt Facility terms of the

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2007, 2006 and 2005

(All currency expressed in U.S. dollars in thousands)

Securitization Agreement, as amended on June 8, 2006, the Conversion Date is defined as June 6, 2008. Given a Conversion Date of June 6, 2008, the first principal payment would be on July 15, 2008. Interest on the outstanding amount due under this Secured Debt Facility, both prior and subsequent to the Conversion Date, equals LIBOR plus 0.32%. There is a commitment fee of 0.10% on the unused portion of the Secured Debt Facility, which is payable in arrears. Effective on June 8, 2006, ultimate payment of the Secured Debt Facility principal has been insured by Ambac Assurance Corporation. The cost, 0.255% on the outstanding principal balance plus 0.085% on the unused portion of the Secured Debt Facility, of this insurance coverage is recognized as incurred on a monthly basis.

Under the terms of the 2005-1 Bonds and Secured Debt Facility, the total outstanding principal of these two programs may not exceed an amount (the “Asset Base”) which is calculated by a formula based on TMCL’s book value of equipment, restricted cash and direct finance and sales-type leases. The total obligations under the 2005-1 Bonds and the Secured Debt Facility are collateralized by a pledge of the securitization entity’s assets. TMCL’s total assets amounted to $948,587 as of December 31, 2007. The 2005-1 Bonds and the Secured Debt Facility also contain restrictive covenants regarding the average age of the securitization entity’s container fleet, certain earnings ratios, ability to incur other obligations and to distribute earnings, TGH’s container management subsidiary net income and debt levels, and overall Asset Base minimums, in which the securitization entity and TGH’s container management subsidiary were in compliance at December 31, 2007.

The following is a schedule by year, of future scheduled repayments, as of December 31, 2007:

	Revolving Credit Facility	2005-1 Bonds(1)	Secured Debt Facility(1)
Year ending December 31:
2008	$—	$58,000	$6,585
2009	5,375	58,000	13,170
2010	5,375	58,000	13,170
2011	10,750	58,000	13,170
2012 and thereafter	—	198,167	85,605

	$21,500	$430,167	$131,700

(1)	Future scheduled payments for the 2005-1 Bonds and the Secured Debt Facility exclude step acquisition adjustments of $1,229 and $724, respectively, related to TL’s purchase of 3,000 additional shares of TMCL. The adjustments were recorded to reduce the balance of both the 2005-1 Bonds and the Secured Debt Facility to an amount that equaled the fair market value of the debt on the date of the acquisition. See Note 2 “Step Acquisition” for further discussion.

The future repayments schedule for the Revolving Credit Facility and Secured Debt Facility is based on the facilities not being extended on the Conversion Date and then converting into a 2-year fully amortizing note payable and 10-year fully amortizing note payable, respectively.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2007, 2006 and 2005

(All currency expressed in U.S. dollars in thousands)

Derivative Instruments

The Company has entered into several interest rate cap and swap agreements with several banks to reduce the impact of changes in interest rates associated with its bonds payable and Secured Debt Facility. The following is a summary of the Company’s derivative instruments as of December 31, 2007:

Derivative instruments	Notional amount
Interest rate cap contracts with several banks which cap one-month LIBOR rates fixed between 5.63% and 8.33% per annum, nonamortizing notional amounts, with termination dates through November 2015	$100,000
Interest rate swap contracts with several banks, with one-month LIBOR rates fixed between 3.37% and 5.32% per annum, amortizing notional amounts, with termination dates through December 2010	351,640

Total notional amount as of December 31, 2007	$451,640

During February 2008, the Company entered into an interest rate swap contract with a bank, with a one-month LIBOR rate fixed at 3.368% per annum, in amortizing notional amount with initial notional amount of $25,000 and a term from February 15, 2008 through February 15, 2013.

During March 2008, the Company entered into an interest rate swap contract with a bank, with a one-month LIBOR rate fixed at 3.370% per annum, in amortizing notional amount with initial notional amount of $28,000 and a term from March 17, 2008 through March 15, 2013.

The Company’s interest rate swap agreements had a fair liability value of $4,282 and a fair asset value of $3,992 as of December 31, 2007 and 2006, respectively. The change in fair value was recorded in the consolidated statement of income as part of unrealized gains (losses) on derivative instruments, net.

The Company’s interest rate cap and swap agreements have expiration dates between June 2008 and November 2015.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2007, 2006 and 2005

(All currency expressed in U.S. dollars in thousands)

(10)	Segment Information

As described in Note 1(a) “Nature of Operations”, the Company operates in four reportable segments: container ownership, container management, container resale and military management. The following tables show segment information for the years ended December 31, 2007, 2006 and 2005, reconciled to the Company’s income before taxes as shown in its consolidated statements of income:

2007	Container Ownership	Container Management	Container Resale	Military Management	Other	Eliminations	Totals
Lease rental income	$188,139	$—	$—	$4,203	$—	$—	$192,342
Management fees	—	38,469	8,022	1,731	—	(24,097)	24,125
Trading container sales proceeds	—	—	25,497	—	—	—	25,497
Gains on sale of containers, net	13,550	(6)	—	—	—	—	13,544
Other revenue, net	—	17	—	—	267	—	284

Total revenue	$201,689	$38,480	$33,519	$5,934	$267	$(24,097)	$255,792

Depreciation expense	$49,304	$585	$—	$76	$—	$(1,208)	$48,757

Interest expense	$37,094	$—	$—	$—	$—	$—	$37,094

Segment income before taxes	$48,209	$17,302	$10,294	$2,161	$(536)	$(2,915)	$74,515

Total assets	$1,023,449	$133,450	$6,676	$848	$2,452	$(38,529)	$1,128,346

Purchases of long-lived assets	$206,613	$56,558	$—	$—	$—	$—	$263,171

2006
Lease rental income	$181,481	$—	$—	$4,612	$—	$—	$186,093
Management fees	—	29,161	4,946	1,680	—	(19,593)	16,194
Trading container sales proceeds	—	—	14,137	—	—	—	14,137
Gains on sale of containers, net	9,560	(2)	—	—	—	—	9,558
Other revenue, net	—	71	—	—	409	—	480

Total revenue	$191,041	$29,230	$19,083	$6,292	$409	$(19,593)	$226,462

Depreciation expense	$54,574	$611	$—	$88	$—	$(943)	$54,330

Interest expense	$33,083	$—	$—	$—	$—	$—	$33,083

Segment income before taxes	$42,949	$11,523	$5,458	$1,172	$119	$(641)	$60,580

Total assets	$962,462	$50,410	$5,299	$1,276	$2,076	$(74,256)	$947,267

Purchases of long-lived assets	$104,508	$19,293	$—	$—	$—	$—	$123,801

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2007, 2006 and 2005

(All currency expressed in U.S. dollars in thousands)

2005	Container Ownership	Container Management	Container Resale	Military Management	Other	Eliminations	Totals
Lease rental income	$183,737	$—	$—	$5,167	$—	$—	$188,904
Management fees	—	29,497	4,284	1,632	—	(19,941)	15,472
Trading container sales proceeds	—	—	16,046	—	—	—	16,046
Incentive management fees and general partner distributions	2,006	305	—	—	563	—	2,874
Gains on sale of containers, net	10,458	(2)	—	—	—	—	10,456
Other revenue, net	—	102	—	—	546	—	648

Total revenue	$196,201	$29,902	$20,330	$6,799	$1,109	$(19,941)	$234,400

Depreciation expense	$60,701	$837	$—	$99	$—	$(845)	$60,792

Interest expense	$27,491	$–	$—	$—	$—	$—	$27,491

Segment income before taxes	$47,397	$13,761	$5,447	$738	$92	$206	$67,641

Total assets	$867,472	$29,646	$8,082	$1,331	$1,926	$(37,692)	$870,765

Purchases of long-lived assets	$157,677	$516	$—	$—	$—	$—	$158,193

Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container Management and Container Ownership segments.

Geographic Segment Information

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are in use and carrying cargo around the world. Substantially all of the Company’s leasing related revenue are denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2007, 2006 and 2005

(All currency expressed in U.S. dollars in thousands)

(11)	Commitments and Contingencies

(a)	Leases

The Company has entered into several operating leases for office space. Rent expense amounted to $1,445, $1,396 and $1,330 for the years ended December 31, 2007, 2006 and 2005, respectively.

Future minimum lease payment obligations under the Company’s noncancelable operating leases at December 31, 2007 were as follows:

Operating leasing
Year ending December 31:
2008	$1,521
2009	1,623
2010	1,348
2011	1,331
2012 and thereafter	240

Total	$6,063

(b)	Restricted Cash

The Company had $0 and $4,436 in restricted interest-bearing cash accounts as additional collateral for outstanding borrowings under the Company’s Credit Facility as of December 31, 2007 and 2006, respectively.

Restricted interest-bearing cash accounts were established by the Company as additional collateral for outstanding borrowings under the Company’s Secured Debt Facility and 2005-1 Bonds. The total balance of these restricted cash accounts was $16,742 and $17,553 as of December 31, 2007 and 2006, respectively.

(c)	Trading Container Purchase Commitment

The Company entered into an agreement in October 2007 with a shipping line to purchase up to $17,178 of containers to be resold. The agreement expires at the earlier of March 2009 or when all the equipment has been delivered and at December 31, 2007 $8,887 of containers remain to be purchased.

(d)	Container Commitments

At December 31, 2007, the Company had placed orders with manufacturers for containers to be delivered subsequent to December 31, 2007 in the total amount of $23,179.

(e)	Legal Proceedings

In 2005 the Company reserved $2.5 million to resolve a dispute with a container manufacturer. The Company paid $1.3 million pursuant to a court order. On November 28, 2006, the Company and its parent company, Trencor Limited, entered into a letter agreement related to a settlement with this container manufacturer and the sale of a South African container manufacturing plant. This container manufacturer owed money to Trencor and had claims against the Company. Pursuant to this letter agreement, the container manufacturer agreed to return the plant to Trencor in lieu of its liabilities and

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2007, 2006 and 2005

(All currency expressed in U.S. dollars in thousands)

the Company agreed to cover Trencor’s losses upon the sale of the plant, up to a limit of $750, in settlement of the container manufacturer’s claims against them. A $450 reduction in the reserve was released to income in the fourth quarter of 2006. On August 23, 2007, Trencor entered into a sale agreement with a third party to sell the plant for an amount that would not result in any loss being recorded. This sale is subject to certain conditions being satisfied and the Company will reduce its reserve at such time as the conditions have been satisfied and the funds have been received from the buyer of the plant.

(f)	Legal Proceedings on the Sale of the Partnerships’ Assets

On April 18, 2005, the Partnerships sold substantially all of their assets to RFH, Ltd. (“RFH”). As part of this sale transaction, RFH engaged the Company, one of the general partners, to manage the containers RFH bought.

Five lawsuits were filed between March 2005 and June 2007 in state and federal court, initiated by certain limited partners. The state cases have been consolidated into one action. The limited partners in the state and federal actions allege that the Company breached its fiduciary duty by selling the assets for less than their fair value and by retaining management rights over the assets following the sale. In the federal case, plaintiffs also allege that the Company violated federal securities laws because proxy statements issued in connection with the sale of assets were allegedly materially false or misleading. The lawsuits seek to recover damages for the limited partners based on the allegedly inadequate purchase price paid for the assets. On January 10, 2007, the federal case was dismissed, with prejudice, and has since been timely appealed. In the state case, merits discovery has been completed and expert discovery currently is underway. While it is not possible to predict or determine the outcome of these lawsuits, the Company believes that these lawsuits are without merit. The Company intends to vigorously defend against the lawsuits.

(12)	Share Option and Restricted Share Unit Plans

Through six share option plans, the 1994 Plan, the 1996 Plan, the 1997 Plan, the 1998 Plan, the 2001 Plan, and the 2007 Plan, the Company has granted share options to certain employees to purchase its common shares. On September 4, 2007, the Company’s shareholders approved the 2007 Plan. The 2007 Plan provides for the grant of share options, restricted shares, restricted share units, share appreciation rights and dividend equivalent rights to employees.

The share option plan details are as follows:

	Options authorized	Options granted	Exercise price
1994 Plan	1,080,000	1,080,000	$1.32
1996 Plan	100,000	100,000	$2.01
1997 Plan	1,040,000	1,040,000	$2.17
1998 Plan	80,000	80,000	$2.42
2001 Plan	800,000	750,000	$2.81
2007 Plan	3,808,371	1,052,618	$16.50

	6,908,371	4,102,618

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2007, 2006 and 2005

(All currency expressed in U.S. dollars in thousands)

The Company also granted 1,063,202 restricted share units to certain employees through its 2007 Plan.

Options are granted at exercise prices equal to fair market value of the shares on the grant date. Each employee’s options vest in increments of 25% per year beginning approximately one year after an option’s grant date. Unless terminated pursuant to certain provisions within the share option plans, including discontinuance of employment with the Company, all unexercised options expire on October 2017.

Beginning approximately one year after a restricted share unit’s grant date, each employee’s restricted share units vest in increments of 15% per year for the first two years, 20% for the third year and 25% for the fourth and fifth year.

The following is a summary of activity in the Company’s share option plans for the years ended December 31, 2007, 2006 and 2005:

	Share options (common share equivalents)			Weighted average
				Exercise price	Expiration year
	Unvested	Vested	Total
Balances, December 31, 2004	300,000	510,000	810,000	$2.62	2010
Options exercised during the year	—	(250,000)	(250,000)	$2.61	2010
Options vested on December 31, 2005	(150,000)	150,000	—	$2.81	2011

Balances, December 31, 2005	150,000	410,000	560,000	$2.63	2010
Options exercised during the year	—	(230,000)	(230,000)	$2.59	2010
Options vested on December 31, 2006	(150,000)	150,000	—	$2.81	2011

Balances, December 31, 2006	—	330,000	330,000	$2.66	2010
Options granted during the year	1,052,618	—	1,052,618	$16.50	2017
Options exercised during the year	—	(330,000)	(330,000)	$2.66	2010
Options forfeited during the year	(7,884)	—	(7,884)	$16.50	2017

Balances, December 31, 2007	1,044,734	—	1,044,734	$16.50	2017

The estimated weighted average grant date fair value of share options granted during 2007 was $3.62 per share and the weighted average grant date fair value of restricted share units granted during 2007 was $16.50 per share. As of December 31, 2007, $17.0 million of total compensation cost related to non-vested share option and restricted share unit awards not yet recognized is expected to be recognized over a weighted average period of 4.0 years. The aggregate intrinsic value of all options outstanding, which represents the total pre-tax intrinsic value, based on the Company’s closing common share price of $14.53 per share as of December 31, 2007 was $0 because all options were out-of-the-money. The aggregate intrinsic value is the amount that would have been received by the option holders had all option holders exercised their options as of that date.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements—Continued

December 31, 2007, 2006 and 2005

(All currency expressed in U.S. dollars in thousands)

All options granted under the 1996 Plan, 1997 Plan and 1998 Plan vested prior to 2004. The fair value of each option granted under the 2001 Plan and each option under the 2007 Plan was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2001 Plan	2007 Plan
Risk-free interest rates	4.7%	4.5%
Expected terms (in years)	6.0	6.4
Expected common share price volatilies	35.0%	31.3%
Expected dividends	10.7%	4.9%

The risk-free interest rate is based on the implied yield on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the option life. The expected common share price volatility for the 2001 plan is based on the historical volatility of the Company’s common share value as evaluated by an external company. The expected common share price volatility for the 2007 Plan is based on the historical volatility of publicly traded companies within the Company’s industry. The dividend yield reflects the yield on the date of grant. The fair values of the share options granted under the 2001 Plan were not significant.

The Company’s board of directors had approved guidelines as described in the 2001 Plan to allow all share option plan participants to exercise their share options and defer payment of the exercise price through execution of a participant’s promissory note (the Notes). The Notes, which are payable to the Company, are secured by a pledge of all option shares being purchased. The value of the Notes shall equal the portion of the unpaid exercised price. Interest is accrued as a current asset at 6.28% per annum, which is 0.5% above the Company’s current effective interest rate before tax as of December 31, 2007. Interest is payable annually no later than the end of April of the subsequent year. Interest receivable as of December 31, 2007 is $57. The principal amount of the Notes is due upon the earlier of (1) sale of the shares to a buyer other than the Company, (2) termination of employment, or (3) the one year anniversary of the date of the initial public offering of the Company’s common shares. As of December 31, 2007 and 2006, total notes receivable of $432 and $1,180, respectively, were recorded as a contra-equity item in the Company’s shareholders’ equity.

(13)	Dividend

On February 20, 2008, the Company’s board of directors approved and declared a quarterly cash dividend of $0.21 per share on the Company’s issued and outstanding common shares, payable on March 10, 2008 to shareholders of record as of March 3, 2008.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I—CONDENSED BALANCE SHEET

December 31, 2007 and 2006

(Parent Company Information—See Notes to Consolidated Financial Statements)

(All currency expressed in United States dollars in thousands)

	2007	2006
Assets
Current assets:
Cash and cash equivalents	$728	$815
Prepaid expenses	498	81

Total current assets	1,226	896
Investments in subsidiaries	417,133	295,650

Total assets	$418,359	$296,546

Liabilities and Stockholders’ Equity
Current liabilities:
Due to affiliates, net	$13,235	$55,149
Accrued expenses	1,008	103

Total current liabilities	14,243	55,252

Stockholders’ equity:
Common stock	476	383
Additional paid-in capital	163,753	24,093
Notes receivable from stockholders	(432)	(1,180)
Accumulated other comprehensive income	579	380
Retained earnings	239,740	217,618

Total stockholders’ equity	404,116	241,294

Total liabilities and stockholders’ equity	$418,359	$296,546

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I—CONDENSED STATEMENT OF OPERATIONS

Years Ended December 31, 2007, 2006 and 2005

(Parent Company Information—See Notes to Consolidated Financial Statements)

(All currency expressed in United States dollars in thousands)

	2007	2006	2005
Operating expenses:
General and administrative expense	$861	$348	$363

Total operating expenses	861	348	363

Loss from operations	(861)	(348)	(363)

Other income (expense):
Equity in net income of subsidiaries	68,494	56,501	63,192
Interest income	142	106	150
Other income (expense)	(107)	22	—

Net other income	68,529	56,629	63,342

Net income	$67,668	$56,281	$62,979

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

SCHEDULE I—CONDENSED STATEMENT OF CASH FLOWS

Years ended December 31, 2007, 2006 and 2005

(Parent Company Information—See Notes to Consolidated Financial Statements)

(All currency expressed in United States dollars in thousands)

	2007	2006	2005
Cash flows from operating activities:
Net income	$67,668	$56,281	$62,979

Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of subsidiaries	(68,494)	(56,501)	(63,192)
Decrease (increase) in:
Prepaid expenses	(417)	7	17
Increase (decrease) in:
Accrued expenses	905	(383)	(464)

Total adjustments	(68,006)	(56,877)	(63,639)

Net cash provided by (used in) operating activities	(338)	(596)	(660)

Cash flows from investing activities:
Increase in investments in subsidiaries, net	(73,454)	(19,252)	(11,412)
Distributions received from subsidiaries	21,500	10,800	21,500

Net cash (used in) provided by investing activities	(51,954)	(8,452)	10,088

Cash flows from financing activities:
Issuance of common stock	140,872	56	466
Initial public offering costs	(2,905)	—	—
Repayments of notes receivable from stockholders	1,623	658	755
Retirement of common stock	—	(97)	(1,782)
Dividends paid	(46,581)	(27,311)	(26,762)
Due to affiliates, net	(41,003)	36,107	17,695

Net cash provided by (used in) financing activities	52,006	9,413	(9,628)

Net (decrease) increase in cash and cash equivalents	(286)	365	(200)
Effect of exchange rate changes	199	350	(233)

Cash and cash equivalents, beginning of the year	815	100	533

Cash and cash equivalents, end of the year	$728	$815	$100

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Valuation Accounts

Years ended December 31, 2007, 2006 and 2005

(All currency expressed in United States dollars in thousands)

	Balance at Beginning of Period	Additions Charged to Expense	Additions/ (Deductions)	Balance at End of Period
December 31, 2005
Accounts receivable, allowance for doubtful accounts	$4,338	$91	$(2,230)	$2,199

December 31, 2006
Accounts receivable, allowance for doubtful accounts	$2,199	$664	$(543)	$2,320

December 31, 2007
Accounts receivable, allowance for doubtful accounts	$2,320	$1,133	$(293)	$3,160

EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report on Form 20-F:

Exhibit Number	Description of Document
1.1	Memorandum of Association of Textainer Group Holdings Limited.(1)

1.2	Bye-laws of Textainer Group Holdings Limited.(2)

2.1	Form of Common Share Certificate.(3)

4.1	Office Lease, dated August 8, 2001, by and between Pivotal 650 California St., LLC, and Textainer Equipment Management (U.S.) Limited.(4)

4.2*	Employment Agreement dated as of January 1, 2007 by and between Textainer Equipment Management (U.S.) Limited and John A. Maccarone.(5)

4.3*	Employment Agreement dated January 1, 1998 by and between Textainer Equipment Management (U.S.) Limited and Ernest J. Furtado.(6)

4.4*	Employment Agreement dated January 1, 1998 by and between Textainer Equipment Management (U.S.) Limited and Philip K. Brewer.(7)

4.5*	Employment Agreement dated January 1, 1998 by and between Textainer Equipment Management (U.S.) Limited and Robert D. Pedersen.(8)

4.6*	2007 Short-Term Incentive Plan effective January 1, 2007.(9)

4.7*	2007 Share Incentive Plan.(10)

4.8*	2008 Bonus Plan.(11)

4.9*	Form of Indemnification Agreement.(12)

4.10	Second Amended and Restated Indenture, dated as of May 26, 2005.(13)

4.11	Amendment Number 1 dated as of June 3, 2005 to Second Amended and Restated Indenture dated as of May 26, 2005.(14)

4.12	Amendment Number 2 dated as of June 8, 2006 to Second Amended and Restated Indenture dated as of May 26, 2005.(15)

4.13	Textainer Marine Containers Limited Second Amended and Restated Series 2000-1 Supplement dated as of June 8, 2006.(16)

4.14†	Amendment Number 1 dated as of November 21, 2007 to Textainer Marine Containers Limited Second Amended and Restated Series 2000-1 Supplement dated as of June 8, 2006.

4.15	Textainer Marine Containers Limited Series 2005-1 Supplement dated as of May 26, 2005 to Second Amended and Restated Indenture dated as of May 26, 2005.(17)

4.16	Third Amended and Restated Credit Agreement dated as of January 31, 2007.(18)

4.17	Amendment dated as of September 6, 2007 to the Third Amended and Restated Credit Agreement dated as of January 31, 2007.(19)

4.18	Amendment Number 2 dated as of September 27, 2007 to the Third Amended and Restated Credit Agreement dated as of January 31, 2007.(20)

4.19†	Amendment Number 3 dated as of October 18, 2007 to Third Amended and Restated Credit Agreement dated as of January 31, 2007.

4.20	Letter Agreement dated November 28, 2006 by and between Trencor Containers (Proprietary) Limited and Textainer Limited and Textainer Equipment Management Limited.(21)

4.21**	Fourth Amended and Restated Equipment Management Services Agreement, dated as of June 1, 2002, by and between Textainer Equipment Management Limited and Leased Assets Pool Company Limited.(22)

Exhibit Number	Description of Document
4.22	Amendment to Fourth Amended and Restated Equipment Management Services Agreement, dated as of September 12, 2007, by and between Textainer Equipment Management Limited and Leased Asset Pool Company Limited.(23)

4.23**	Container Management Services Agreement (revised), dated as of September 1, 1990, by and between Isam K. Kabbani and Textainer Equipment Management N.V., as amended.(24)

4.24	Form of Management Services Agreement, dated July 23, 2007, by and between Green Eagle Investments N.V., and Textainer Equipment Management Limited, for the management of the container fleet of Capital Lease Limited.(25)

4.25†	Share Purchase Agreement, dated as of November 21, 2007, by and among FB Transportation Capital LLC and Textainer Limited.

8.1†	Subsidiaries of the Registrant.

12.1†	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2†	Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1†	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2†	Certification of the Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1†	Consent of KPMG LLP.

†	Filed herewith.

*	Indicates management contract or compensatory plan.

**	Confidential treatment requested for certain portions of this exhibit, which portions are omitted and filed separately with the Securities and Exchange Commission.

(1)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(2)	Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(3)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(4)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(5)	Incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(6)	Incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(7)	Incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(8)	Incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(9)	Incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(10)	Incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(11)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(12)	Incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(13)	Incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(14)	Incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(15)	Incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(16)	Incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(17)	Incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(18)	Incorporated by reference to Exhibit 10.15 to the Registrant’s Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on October 5, 2007.

(19)	Incorporated by reference to Exhibit 10.21 to the Registrant’s Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on October 5, 2007.

(20)	Incorporated by reference to Exhibit 10.22 to the Registrant’s Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on October 5, 2007.

(21)	Incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(22)	Incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(23)	Incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(24)	Incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

(25)	Incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form F-1 (File No. 333-146304) filed with the SEC on September 26, 2007.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Neil I. Jowell [1, 2, 3]
Chairman, Textainer Group Holdings Limited; Chairman, Trencor Limited

Dudley R. Cottingham [1, 3]
Partner, Morris, Snelling & Company

James E. Hoelter [1, 2, 3]
Former President and Chief Executive Officer, Textainer Group Holdings Limited

Cecil Jowell
Executive Director, Trencor Limited

Isam K. Kabbani
Chairman, The IKK Group

John A. Maccarone [2, 3]
President and Chief Executive Officer, Textainer Group Holdings Limited

James E. McQueen [1]
Financial Director, Trencor Limited

David M. Nurek [3]
Executive, Investec Bank Limited

James A. Owens [2]
Director, Foreign Business Indemnity Limited

Hyman Shwiel [1, 3]
Former Partner, Ernst & Young

Hendrik R. van der Merwe
Executive Director, Trencor Limited

OFFICERS

John A. Maccarone
President and Chief Executive Officer

Philip K. Brewer [2]
Executive Vice President

Robert D. Pedersen
Executive Vice President

REGISTERED OFFICE

ADMINISTRATIVE HEADQUARTERS

OFFICES

Durban
Hamburg
Hong Kong
Jakarta
London
New York
Port Kelang
San Francisco
Seoul
Shanghai
Singapore
Sydney
Taipei
Yokohama

[1] Member of the Audit Committee.
[2] Member of the Capital Investment Committee.
[3] Member of the Compensation Committee.

tex
Textainer is the world's largest lessor of intermodal containers with a total fleet of more than 1.3 million containers, representing over 2,000,000 TEU.
tex
Textainer Group Holdings Limited
Century House
16 Par-La-Ville Road
Hamilton HM HX
Bermuda
www.textainer.com